11005091

ANNUAL REPORT 2010

MUELLER
INDUSTRIES, INC.



Mueller Industries, Inc.

(NYSE: MLI) is a leading manufacturer of copper tube and fittings; brass and copper alloy rod, bar, and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; plastic fittings and valves; refrigeration valves and fittings; and fabricated tubular products.

Financial & Operating Highlights

(In thousands, except per share data)	2010	2009	2008	2007	2006
SUMMARY OF OPERATIONS					
Net sales	$ 2,059,797	$ 1,547,225	$ 2,558,448	$ 2,697,845	$ 2,510,912
Net income	$ 86,171	$ 4,675	$ 80,814	$ 115,475	$ 148,869
Diluted earnings per share	$ 2.28	$ 0.12	$ 2.17	$ 3.10	$ 4.00
Dividends per share	$ 0.40	$ 0.40	$ 0.40	$ 0.40	$ 0.40
SIGNIFICANT YEAR-END DATA					
Cash and cash equivalents	$ 394,139	$ 346,001	$ 278,860	$ 308,618	$ 200,471
Ratio of current assets to current liabilities	4.7 to 1	4.4 to 1	3.7 to 1	2.8 to 1	3.0 to 1
Long-term debt (including current portion)	$ 190,246	$ 182,551	$ 182,910	$ 354,481	$ 344,152
Debt as a percent of total capitalization	18.9%	19.8%	20.1%	32.6%	36.0%
Mueller Industries, Inc. stockholders' equity	$ 788,736	$ 713,167	$ 700,683	$ 710,495	$ 588,814
Book value per share	$ 20.84	$ 18.94	$ 18.86	$ 19.16	$ 15.90
Capital expenditures	$ 18,678	$ 13,942	$ 22,261	$ 29,870	$ 41,206

Debt to Total Capitalization


50%
40%
30%
20%
10%
0%
Q4 2005
Q1 Q2 Q3 Q4 2006
Q1 Q2 Q3 Q4 2007
Q1 Q2 Q3 Q4 2008
Q1 Q2 Q3 Q4 2009
Q1 Q2 Q3 Q4 2010

To Our Stockholders, Customers & Employees

For the fiscal year ended December 25, 2010, Mueller earned $86.2 million, or $2.28 per diluted share, compared with $4.7 million, or 12 cents per diluted share, for fiscal 2009. The 2010 results included insurance settlement gains of 62 cents per diluted share, while the 2009 results included a non-cash impairment charge of 75 cents per diluted share.

Net sales for 2010 were $2.06 billion compared with $1.55 billion in 2009. The increase in net sales was largely due to the higher cost of copper, which is included in our selling prices. The average price of copper in 2010 was $3.43 per pound, a 45 percent increase over the average price of copper in 2009.

The 2010 results were particularly gratifying as they were achieved despite adverse conditions in several of our principal markets. Housing starts totaled 588,000 units in 2010, just barely better than the 554,000 started in 2009. These are the two worst years on records dating back to 1959. In addition, the non-residential construction market was particularly weak, declining almost 25 percent in 2010 after a decline of 15 percent in 2009.

We believe that these markets are now stabilizing and are likely to improve as the year 2011 progresses.

Operations Review

Our manufacturing operations thrive when the economy is vibrant and growing, and unit volumes are high. This is all the more true of Mueller's mill-type operations. Our copper tube mills and brass rod mills function best, and are the most profitable, when they can operate "around the clock." Unfortunately, for the past few years, this has not been the case. We have, of course, adjusted to the prevailing conditions. Some of the adjustments have been difficult and painful, but we did what was necessary, and Mueller is now as lean and energized as it has ever been. When volume recovers, we are truly ready to roll.

In 2010, our mills shipped 414 million pounds of product, an 8.1 percent increase over 2009. Much of the increase occurred in our OEM segment due to improved conditions in the automotive, industrial, and manufacturing industries. Unit volumes also increased in most of our other businesses, but at a more modest pace. An exception was our joint venture in China, where our copper tube mill saw unit volumes increase by 30 percent.

Our Mexican manufacturing operations were unaffected by the recent turmoil south of the border, and had excellent results for the year. Also, we are encouraged by our U.K. operations, which have a new Executive Director, committed to aggressively advancing our business.

Our Global Products businesses had a challenging year. Escalating prices for brass and steel coupled with the weaker dollar put pressure on the cost of purchased finished goods imported from Asia. The ability to promptly pass on these rising costs is especially limited in the retail channel and impacted our U.S. business to a greater degree. Our sourcing team did an outstanding job evaluating supplier options and, together with our sales, marketing and merchandising teams, developed new product categories that we expect will provide growth potential in the coming year.

Early in 2011, we expanded our Refrigeration Products operations with the acquisition of Tube Forming Inc. (TFI). TFI manufactures copper tube return bends for heat exchangers and also produces fabricated tubular assemblies.

During 2010 our capital expenditure programs totaled $18.7 million which is less than half of our annual depreciation and amortization. We expect to increase our funding for capital expenditure projects in 2011 to approximately $50 million. We have excellent opportunities to improve our manufacturing platforms and thereby reduce our conversion costs. We remain committed to being a low cost producer of the products we sell. We believe now is the time to invest for a better future.

Financial Position

Mueller's financial condition remains strong. We ended fiscal 2010 with almost $400 million in cash on hand, equal to $10.41 per share. In addition, we have an untapped credit facility.

Our leverage is conservative at 18.9 percent debt to total capitalization and our current ratio (current assets divided by current liabilities) is a solid 4.7 to 1. Stockholder equity was $788.7 million at year-end, which equates to a book value of $20.84 per share.

Business Outlook for 2011

Overall, we are positive about Mueller's business outlook for 2011. We have weathered two difficult years and have remained solidly profitable while gaining in financial strength.

We do not underestimate the challenges. We recognize that the residential construction industry continues to struggle, as job growth has lagged while home prices have declined. However, on the positive side, the U.S. economy is growing again, mortgage rates are low, and consumer confidence has improved. On balance, we believe housing starts will commence rising in 2011.

The private non-residential construction sector, which includes offices, industrial and retail projects, is likely at or near a bottom, and we anticipate better times ahead. All in all, we expect that most of the conditions that affect our businesses will gradually improve as 2011 progresses.

Closing

In late 2010, Mr. Alexander P. Federbush, who has served on our Board for the past six years, was appointed Vice Chairman of the Board. Lex is Chairman of Varick Realty Corp., a commercial real estate investment and management company based in New York City.

Mueller's success as a Company is due to the dedication, enthusiasm, and hard work of our employees. The past two years have been particularly demanding and once again they have excelled. We extend to them our thanks and appreciation.

Sincerely,

Harvey L. Karp
Chairman of the Board

Gregory L. Christopher
Chief Executive Officer

March 9, 2011



HARVEY KARP



GREGORY CHRISTOPHER

Operational Overview

PLUMBING & REFRIGERATION

	Locations	Products and Applications	Customers
Standard Products			
	Fulton, MS Wynne, AR	• Water tube, in straight lengths and coils, for plumbing and construction • Dehydrated coils and nitrogen-charged straight lengths for refrigeration and air-conditioning • Industrial tube, in straight lengths and level-wound coils, for fittings, redraw, etc.	• Plumbing wholesalers, home centers, and hardware wholesalers and co-ops • Air-conditioning and refrigeration wholesalers and OEMs • Mueller's copper fittings plants and OEMs
	Wynne, AR Phoenix, AZ Atlanta, GA	• Line sets for controlling the flow of refrigerant gases	• Air-conditioning and refrigeration wholesalers and OEMs
	Fulton, MS Covington, TN	• Over 1,500 wrot copper elbows, tees and adapters, and assorted fittings for plumbing, heating, air-conditioning, and refrigeration	• Plumbing and air-conditioning wholesalers, home centers, hardware wholesalers and co-ops, and OEMs
	Ontario, CA Fort Pierce, FL Wynne, AR	• A broad line of over 1,000 PVC and ABS plastic fittings and valves, and plastic pipe for drain, waste and ventilation, and pressure applications in housing and commercial construction, recreational vehicles, and manufactured housing	• Plumbing and air-conditioning wholesalers, home centers, hardware wholesalers and co-ops, and OEMs
	Ontario, CA Wynne, AR	• Imports an extensive line of plumbing products including valves, faucets, malleable iron pipe fittings, steel nipples, and plumbing specialties	• Building product retailers • Hardware co-ops and wholesalers • Plumbing wholesalers • Distributors to the manufactured housing and recreational vehicle industry
European Operations			
	Bilston, UK Birmingham, UK	• Copper tube in various lengths, diameters, and hardnesses for plumbing, refrigeration, and heating • Industrial tube for redraw, copper fittings, etc. • Imports an extensive line of plumbing products including valves, faucets, malleable iron pipe fittings, steel nipples, and plumbing specialties	• Builders' merchants, plumbing, refrigeration, and heating wholesalers • OEMs
Mexican Operations			
	Monterrey, Mexico	• Pipe nipple manufacturing • Imports an extensive line of plumbing products including malleable iron pipe fittings, steel nipples, and plumbing specialties	• Building product retailers • Hardware co-ops and wholesalers • Plumbing wholesalers

ORIGINAL EQUIPMENT MANUFACTURER (OEM)

Locations	Products and Applications	Customers
Industrial Products		
Port Huron, MI Belding, MI	• A broad range of brass rod rounds, squares, hexagons, and special shapes in free machining, thread rolling, and forging alloys for numerous end products, including plumbing brass, valves and fittings, and industrial machinery and equipment	• OEMs, contract machining companies and distributors
Port Huron, MI	• Brass and aluminum hot forgings in various alloys for plumbing brass, valves and fittings, and industrial machinery and equipment	• OEMs
Engineered Products		
Hartsville, TN Carthage, TN Carrollton, TX	• Valves and custom OEM products for refrigeration and air-conditioning applications	• OEMs and refrigeration wholesalers
Waynesboro, TN Middletown, OH	• Custom valves and gas train assemblies for the gas appliance and barbecue grill markets	• OEMs
North Wales, PA	• Shaped and formed tube, produced to tight tolerances, for baseboard heating, appliances, medical instruments, etc.	• OEMs
Marysville, MI Brighton, MI	• Cold-formed aluminum and copper products for automotive, industrial, and recreational components • High volume machining of aluminum, steel, brass and cast iron, forgings, impacts, and castings for automotive applications	• OEMs
Jintan City, Jiangsu, China	• Engineered, grooved copper tube products for refrigeration and air-conditioning applications	• OEMs and refrigeration wholesalers







15 Year Summary

(Dollars in thousands, except per share data)	2010	2009	2008	2007	2006	2005
INCOME STATEMENT DATA						
Net sales	$ 2,059,797	$ 1,547,225	$ 2,558,448	$ 2,697,845	$ 2,510,912	$ 1,729,923
Cost of goods sold	1,774,811	1,327,022	2,233,123	2,324,924	2,109,436	1,430,075
Depreciation and amortization	40,364	41,568	44,345	44,153	41,619	40,696
Selling, general, and administrative expense	131,211	116,660	136,884	143,284	140,972	127,394
Copper litigation settlement	-	-	-	(8,893)	-	-
Insurance settlements	(22,736)	-	-	-	-	-
Impairment charge	-	29,755	18,000	2,756	-	-
Operating income	136,147	32,220	126,096	191,621	218,885	131,758
Interest expense	(11,647)	(9,963)	(19,050)	(22,071)	(20,477)	(19,550)
Other (expense) income, net	(2,650)	872	13,896	14,313	7,781	11,997
Income from continuing operations before income taxes	121,850	23,129	120,942	183,863	206,189	124,205
Income tax expense	(34,315)	(17,792)	(38,332)	(67,806)	(54,710)	(34,987)
Net income from continuing operations	87,535	5,337	82,610	116,057	151,479	89,218
Income (loss) from discontinued operations	-	-	-	-	-	3,324
Consolidated net income	87,535	5,337	82,610	116,057	151,479	92,542
(Income) loss from noncontrolling interest	(1,364)	(662)	(1,796)	(582)	(2,610)	-
Net income attributable to Mueller	$ 86,171	$ 4,675	$ 80,814	$ 115,475	$ 148,869	$ 92,542
Adjusted weighted average shares (000)	37,769	37,424	37,309	37,223	37,246	37,103
Diluted earnings per share	$ 2.28	$ 0.12	$ 2.17	$ 3.10	$ 4.00	$ 2.49
Dividends per share	$ 0.40	$ 0.40	$ 0.40	$ 0.40	$ 0.40	$ 0.40
BALANCE SHEET DATA						
Cash and cash equivalents	$ 394,139	$ 346,001	$ 278,860	$ 308,618	$ 200,471	$ 129,685
Current assets	912,314	808,843	754,826	940,347	776,194	624,276
Working capital	717,187	625,473	553,242	605,294	520,675	360,594
Total assets	1,258,996	1,180,141	1,182,913	1,449,204	1,268,907	1,116,928
Current liabilities	195,127	183,370	201,584	335,053	255,519	263,682
Debt	190,246	182,551	182,910	354,481	344,152	316,190
Mueller Industries, Inc. stockholders' equity	788,736	713,167	700,683	710,495	588,814	422,908
SELECTED OPERATING DATA						
Cash provided by operations	$ 56,357	$ 77,388	$ 185,760	$ 185,844	$ 64,539	$ 109,441
Capital expenditures	$ 18,678	$ 13,942	$ 22,261	$ 29,870	$ 41,206	$ 18,449
Number of employees	3,846	3,506	4,086	4,876	4,721	4,756
Current ratio	4.7 to 1	4.4 to 1	3.7 to 1	2.8 to 1	3.0 to 1	2.4 to 1
Return on average equity	11.5%	0.7%	11.5%	17.8%	29.4%	23.9%
Debt to total capitalization	18.9%	19.8%	20.1%	32.6%	36.0%	42.8%
Outstanding shares (000)	37,855	37,650	37,143	37,080	37,025	36,644
Book value per share	$ 20.84	$ 18.94	$ 18.86	$ 19.16	$ 15.90	$ 11.54

2004	2003	2002	2001	2000	1999	1998	1997	1996
$ 1,379,056	$ 999,078	$ 952,983	$ 969,106	$ 1,157,660	$ 1,110,361	$ 854,030	$ 843,545	$ 709,850
1,115,612	815,849	744,781	740,366	887,635	840,364	657,664	665,874	555,570
40,613	38,954	37,440	39,461	34,043	32,901	21,127	19,311	18,317
106,400	94,891	85,006	83,750	90,344	91,420	69,784	60,294	53,670
-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-
3,941	-	-	-	-	-	-	-	-
112,490	49,384	85,756	105,529	145,638	145,676	105,455	98,066	82,293
(3,974)	(1,168)	(1,460)	(3,311)	(8,623)	(11,090)	(5,517)	(4,920)	(5,153)
6,842	3,220	4,171	2,187	7,066	8,317	4,359	4,206	2,080
115,358	51,436	88,467	104,405	144,081	142,903	104,297	97,352	79,220
(35,942)	(7,215)	(17,290)	(38,982)	(51,096)	(43,541)	(30,309)	(28,338)	(23,862)
79,416	44,221	71,177	65,423	92,985	99,362	73,988	69,014	55,358
-	1,160	6,815	1,532	(295)	(83)	1,457	756	5,815
79,416	45,381	77,992	66,955	92,690	99,279	75,445	69,770	61,173
-	-	-	-	-	-	-	-	-
$ 79,416	$ 45,381	$ 77,992	$ 66,955	$ 92,690	$ 99,279	$ 75,445	$ 69,770	$ 61,173
36,911	36,861	37,048	37,245	38,096	39,605	39,644	39,250	38,993
$ 2.15	$ 1.23	$ 2.11	$ 1.80	$ 2.43	$ 2.51	$ 1.90	$ 1.78	$ 1.57
$ 15.40	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
$ 47,449	$ 255,088	$ 217,601	$ 121,862	$ 100,268	$ 149,454	$ 80,568	$ 69,978	$ 96,956
462,928	575,591	502,871	403,913	405,171	440,746	382,324	309,051	274,712
274,513	451,494	393,996	302,425	287,322	287,685	239,750	208,494	195,756
971,328	1,060,420	990,471	916,065	910,276	904,080	874,694	610,776	509,357
188,415	124,097	108,875	101,488	117,849	153,061	142,574	100,557	78,956
315,978	14,272	18,166	50,973	106,884	149,870	194,549	72,093	59,650
351,686	814,858	753,523	672,933	614,105	569,430	502,122	418,040	348,082
$ 154,761	$ 73,416	$ 124,217	$ 121,453	$ 120,619	$ 164,869	$ 91,508	$ 66,131	$ 71,631
$ 19,980	$ 27,236	$ 23,265	$ 46,624	$ 62,876	$ 38,272	$ 45,639	$ 33,396	$ 17,182
4,535	3,525	3,575	3,420	3,965	4,048	4,340	2,961	2,290
2.5 to 1	4.6 to 1	4.6 to 1	4.0 to 1	3.4 to 1	2.9 to 1	2.7 to 1	3.1 to 1	3.5 to 1
13.6%	5.8%	10.9%	10.4%	15.7%	18.5%	16.4%	18.2%	19.3%
47.3%	1.7%	2.4%	7.0%	14.8%	20.8%	27.9%	14.7%	14.6%
36,390	34,276	34,257	33,467	33,358	34,919	35,808	35,017	34,870
$ 9.66	$ 23.77	$ 22.00	$ 20.11	$ 18.41	$ 16.31	$ 14.02	$ 11.94	$ 9.98

DIRECTORS & OFFICERS

Executive Officers

Harvey L. Karp
Chairman of the Board

Gregory L. Christopher
Chief Executive Officer

Kent A. McKee
Executive Vice President and Chief Financial Officer

Gary C. Wilkerson
Vice President, General Counsel and Secretary

Executive Leadership Team

Fabricio Bernal
Managing Director, Mexico Operations

John B. Hansen
President, Plumbing Business

Roy C. Harris
Vice President, Chief Information Officer

Mark Millerchip
Executive Director, European Operations

Nicholas W. Moss
President, Retail Business

Douglas J. Murdock
President, HVACR Business

James H. Rourke
President, Industrial Business

Other Officers and Management

Michael W. Baum
Vice President, Tube Manufacturing

Michael L. Beasley
Director, Information Systems

James E. Browne
Director, Human Resources

Brian Caufield
Vice President–General Manager, Plumbing Wholesale

Daniel R. Corbin
Vice President–General Manager, Copper Systems

Richard W. Corman
Vice President–Controller

James T. Davidson
Vice President, Industrial Manufacturing

John E. Dillon
Vice President, Retail Sales

Sam Du
Chief Executive Officer, Jiangsu Mueller-Xingrong Copper Co. Ltd.

Melanie K. Franks
Vice President, Administration

David G. Lockhart
Vice President, F.I.M. Sales

Peter J. Marsh
Managing Director, Europe Tube

Jeffrey A. Martin
Vice President–Corporate Development

Joseph J. Napolitan
Vice President, Brass Rod Sales

Kent H. Schenk
Vice President–Controller, Industrial Business

Nadiem Umar
Vice President, International Sales

Michael D. Watson
Vice President, Copper Systems Sales

Board of Directors

Harvey L. Karp
Chairman of the Board, Mueller Industries, Inc.

Alexander P. Federbush
Vice Chairman of the Board, Mueller Industries, Inc.
Chairman, Varick Realty Corp.

Gregory L. Christopher
Chief Executive Officer, Mueller Industries, Inc.

Paul J. Flaherty(2)(3)
Advisory Board Member, AON Risk Services, Inc.

Gennaro J. Fulvio(1)(2)
Member, Fulvio & Associates, LLP

Gary S. Gladstein(1)(3)
Independent Investor & Consultant

Scott J. Goldman(3)
CEO and Co-Founder, TextPower, Inc.

Terry Hermanson(1)(2)
President, Mr. Christmas Incorporated

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Nominating and Corporate Governance Committee

MUELLER INDUSTRIES, INC.®

2010 Annual Report

Consolidated Financial Statements

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 25, 2010 Commission file number 1–6770

MUELLER INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**25-0790410** (I.R.S. Employer Identification No.)
8285 Tournament Drive, Suite 150 **Memphis, Tennessee** (Address of principal executive offices)	**38125** (Zip Code)

Registrant's telephone number, including area code: (901) 753-3200

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 Par Value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by a check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the Registrant's most recently completed second fiscal quarter was $908,404,764.

The number of shares of the Registrant's common stock outstanding as of February 18, 2011 was 37,855,071 excluding 2,236,431 treasury shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the following document are incorporated by reference into this Report: Registrant's Definitive Proxy Statement for the 2011 Annual Meeting of Stockholders, scheduled to be mailed on or about March 23, 2011 (Part III).

MUELLER INDUSTRIES, INC.

As used in this report, the terms "Company," "Mueller," and "Registrant" mean Mueller Industries, Inc. and its consolidated subsidiaries taken as a whole, unless the context indicates otherwise.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

Introduction

The Company is a leading manufacturer of copper, brass, plastic, and aluminum products. The range of these products is broad: copper tube and fittings; brass and copper alloy rod, bar, and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; plastic pipe, fittings and valves; refrigeration valves and fittings; fabricated tubular products; and steel nipples. The Company also resells imported brass and plastic plumbing valves, malleable iron fittings, faucets and plumbing specialty products. Mueller's operations are located throughout the United States and in Canada, Mexico, Great Britain, and China.

The Company's businesses are aggregated into two reportable segments: the Plumbing & Refrigeration segment and the Original Equipment Manufacturers (OEM) segment. For disclosure purposes, as permitted under Accounting Standards Codification (ASC) 280, *Segment Reporting*, certain operating segments are aggregated into reportable segments. The Plumbing & Refrigeration segment is composed of the Standard Products Division (SPD), European Operations, and Mexican Operations. The OEM segment is composed of the Industrial Products Division (IPD), Engineered Products Division (EPD), and Jiangsu Mueller–Xingrong Copper Industries Limited (Mueller-Xingrong), the Company's Chinese joint venture. Certain administrative expenses and expenses related primarily to retiree benefits at inactive operations are combined into the Corporate and Eliminations classification. These reportable segments are described in more detail below.

SPD manufactures and sells copper tube, copper and plastic fittings, plastic pipe, and valves in North America and sources products for import distribution in North America. European Operations manufacture copper tube in Europe, which is sold in Europe and the Middle East; activities also include import distribution in the U.K. and Ireland. Mexican Operations consist of pipe nipple manufacturing and import distribution businesses including product lines of malleable iron fittings and other plumbing specialties. The Plumbing & Refrigeration segment sells products to wholesalers in the HVAC (heating, ventilation, and air-conditioning), plumbing, and refrigeration markets, to distributors to the manufactured housing and recreational vehicle industries, and to building material retailers.

The OEM segment manufactures and sells brass and copper alloy rod, bar, and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; refrigeration valves and fittings; fabricated tubular products; and gas valves and assemblies. Mueller-Xingrong manufactures engineered copper tube primarily for air-conditioning applications; these products are sold primarily to OEMs located in China. The OEM segment sells its products primarily to original equipment manufacturers, many of which are in the HVAC, plumbing, and refrigeration markets.

Information concerning segments and geographic information appears under "Note 15 - Industry Segments" in the Notes to Consolidated Financial Statements for the year ended December 25, 2010 in Item 8 of this Report, which is incorporated herein by reference.

The majority of the Company's manufacturing facilities operated at significantly below capacity during 2010 and 2009 due to the reduced demand for the Company's products arising from the general economic conditions in the U.S. and foreign markets that the Company serves. The U.S. housing and residential construction market has been adversely affected in the recent economic downturn. Per the U.S. Census Bureau, new housing starts in the U.S. were 588 thousand in 2010, which was a six percent increase compared with 554 thousand in 2009 and much lower than the historical amounts of 906 thousand in 2008 and 1.4 million in 2007. The December 2010 seasonally adjusted annual rate of new housing starts was 529 thousand, which is a decrease of eight percent compared with the December 2009 rate of 576 thousand. Housing construction activity and new home sales slowed significantly following the expiration of homebuyer tax incentives in April 2010. This is reflected in the year over year increase in housing starts and the year over year decrease in the December seasonally adjusted annual rates. Mortgage rates have remained at low levels during 2010 and 2009, as the average 30-year fixed mortgage rate was 4.71 percent in December 2010 and 4.93 percent in December 2009. Commercial construction has also declined significantly in the past two years. According to the U.S. Census Bureau, the private nonresidential value of construction put in place was $265.9 billion in 2010, $346.7 billion in 2009, and $408.6 billion in 2008. Business conditions in the U.S. automotive industry have also been exceptionally difficult in the economic downturn, which affected the demand for various products in the Company's OEM segment; however, some improvements have recently occurred. All of these conditions have significantly affected the demand for virtually all of the Company's core products.

The Company is a Delaware corporation incorporated on October 3, 1990.

Plumbing & Refrigeration Segment

Mueller's Plumbing & Refrigeration segment includes SPD, which manufactures a broad line of copper tube, in sizes ranging from 1/8 inch to 8 inch diameter, which are sold in various straight lengths and coils. Mueller is a market leader in the air-conditioning and refrigeration service tube markets. Additionally, Mueller supplies a variety of water tube in straight lengths and coils used for plumbing applications in virtually every type of construction project. SPD also manufactures copper and plastic fittings and related components for the plumbing and heating industry that are used in water distribution systems, heating systems, air-conditioning, and refrigeration applications, and drainage, waste, and vent systems. A major portion of SPD's products are ultimately used in the domestic residential and commercial construction markets.

The Plumbing & Refrigeration segment also fabricates steel pipe nipples and resells imported brass and plastic plumbing valves, malleable iron fittings, faucets, and plumbing specialty products to plumbing wholesalers, distributors to the manufactured housing and recreational vehicle industries and building materials retailers.

On August 6, 2010 the Company expanded its existing line sets business by purchasing certain assets from Linesets, Inc., a manufacturer of assembled line sets with operations in Phoenix, Arizona and Atlanta, Georgia. Net sales for the acquired operations were approximately $9.2 million in 2009.

The Plumbing & Refrigeration segment markets primarily through its own sales and distribution organization, which maintains sales offices and distribution centers throughout the United States and in Canada, Mexico, and Europe. Additionally, products are sold and marketed through a network of agents, which, when combined with the Company's sales organization, provide the Company broad geographic market representation.

These businesses are highly competitive. The principal methods of competition for Mueller's products are customer service, availability, and price. The total amount of order backlog for the Plumbing & Refrigeration segment as of December 25, 2010 was not significant.

The Company competes with various companies, depending on the product line. In the U.S. copper tubing business, the domestic competition includes Cerro Flow Products, Inc., Cambridge-Lee Industries LLC (a subsidiary of Industrias Unidas S.A. de C.V.), Wolverine Tube, Inc., KobeWieland Copper Products LLC, and Howell Metal Company (a subsidiary of Commercial Metals Company), as well as many actual and potential foreign competitors. In the European copper tubing business, Mueller competes with several European-based manufacturers of copper tubing as well as other foreign-based manufacturers. In the copper fittings market, competitors include Elkhart Products Company (a subsidiary of Aalberts Industries N.V.) and NIBCO, Inc., as well as several foreign manufacturers. Additionally, the Company's copper tube and fittings businesses compete with a large number of manufacturers of substitute products made from other metals and plastic. The plastic fittings competitors include NIBCO, Inc., Charlotte Pipe & Foundry, and other companies. Management believes that no single competitor offers such a wide-ranging product line as Mueller and that this is a competitive advantage in some markets.

OEM Segment

Mueller's OEM segment includes IPD, which manufactures brass rod, nonferrous forgings, and impact extrusions that are sold primarily to OEMs in the plumbing, refrigeration, fluid power, and automotive industries, as well as to other manufacturers and distributors. The Company extrudes brass, bronze, and copper alloy rod in sizes ranging from 3/8 inches to 4 inches in diameter. These alloys are used in applications that require a high degree of machinability, wear and corrosion resistance, as well as electrical conductivity. IPD also manufactures brass and aluminum forgings, which are used in a wide variety of products, including automotive components, brass fittings, industrial machinery, valve bodies, gear blanks, and computer hardware. IPD also serves the automotive, military ordnance, aerospace, and general manufacturing industries with cold-formed aluminum and copper impact extrusions. Typical applications for impacts are high strength ordnance, high-conductivity electrical components, builders' hardware, hydraulic systems, automotive parts, and other uses where toughness must be combined with varying complexities of design and finish. The OEM segment also includes EPD, which manufactures and fabricates valves and custom OEM products for refrigeration and air-conditioning, gas appliance, and barbecue grill applications. Additionally EPD manufactures shaped and formed tube, produced to tight tolerances, for baseboard heating, appliances, and medical instruments. The total amount of order backlog for the OEM segment as of December 25, 2010 was not significant.

On December 28, 2010, the Company purchased certain assets from Tube Forming, L.P. (TFI). TFI has operations in Carrollton, Texas, and Guadalupe, Mexico, where it produces precision copper return bends and crossovers, and custom-made tube components and brazed assemblies, including manifolds and headers. TFI's estimated net sales for 2010 were approximately $35 million.

On February 27, 2007, the Company acquired 100 percent of the outstanding stock of Extruded Metals, Inc. (Extruded). Extruded, located in Belding, Michigan, manufactures brass rod products, and during 2006 had annual net sales of approximately $360 million. The acquisition of Extruded complements the Company's existing brass rod product line.

In December 2005, two subsidiaries of the Company received a business license from a Chinese industry and commerce authority, establishing a joint venture with Jiangsu Xingrong Hi-Tech Co., Ltd. and Jiangsu Baiyang Industries Ltd. The joint venture, in which the Company holds a 50.5 percent interest, produces inner groove and smooth tube in level-wound coils, pancake coils, and straight lengths, primarily to serve the Chinese domestic OEM air-conditioning market as well as other copper products. The joint venture, which is located in Jintan City, Jiangsu Province, China, is named Jiangsu Mueller-Xingrong Copper Industries Limited (Mueller–Xingrong).

IPD and EPD primarily sell directly to OEM customers. Competitors, primarily in the brass rod market, include Chase Brass and Copper Company, a subsidiary of Global Brass and Copper, Inc., and others both domestic and foreign. Outside of North America, IPD and EPD sell products through various channels.

Labor Relations

At December 25, 2010, the Company employed approximately 3,600 employees, of which approximately 1,900 were represented by various unions. Those union contracts will expire as follows:

Location	Expiration Date
Port Huron, Michigan (Local 218 I.A.M.)	May 1, 2013
Port Huron, Michigan (Local 44 U.A.W.)	July 20, 2013
Belding, Michigan	August 15, 2012
Wynne, Arkansas	June 28, 2015
Fulton, Mississippi	August 1, 2012
North Wales, Pennsylvania	August 3, 2012
Waynesboro, Tennessee	November 9, 2012

The union agreements at the Company's U.K. and Mexico operations are renewed annually. The Company expects to renew the U.K. and Mexico contracts without material disruption of its operations.

Raw Material and Energy Availability

The major portion of Mueller's base metal requirements (primarily copper) is normally obtained through short-term supply contracts with competitive pricing provisions (for cathode) and the open market (for scrap). Other raw materials used in the production of brass, including brass scrap, zinc, tin, and lead, are obtained from zinc and lead producers, open-market dealers, and customers with brass process scrap. Raw materials used in the fabrication of aluminum and plastic products are purchased in the open market from major producers.

Adequate supplies of raw material have historically been available to the Company from primary producers, metal brokers, and scrap dealers. Sufficient energy in the form of natural gas, fuel oils, and electricity is available to operate the Company's production facilities. While temporary shortages of raw material and fuels may occur occasionally, to date they have not materially hampered the Company's operations.

During recent years, an increasing demand for copper and copper alloy primarily from China had an effect on the global distribution of such commodities. The increased demand for copper (cathode and scrap) and copper alloy products from the export market, from time-to-time may cause a tightening in the domestic raw materials market. Mueller's copper tube facilities can accommodate both refined copper and copper scrap as the primary feedstock. The Company has commitments from refined copper producers for a portion of its metal requirements for 2011. Adequate quantities of copper are currently available. While the Company will continue to react to market developments, resulting pricing volatility or supply disruptions, if any, could nonetheless adversely affect the Company.

Environmental Proceedings

Compliance with environmental laws and regulations is a matter of high priority for the Company. Mueller's provision for environmental matters related to all properties was $5.4 million for 2010 and $1.1 million for 2009. The reserve for environmental matters was $23.9 million at December 25, 2010 and $23.3 million at December 26, 2009. Environmental costs related to non-operating properties are classified as a component of other (expense) income, net and costs related to operating properties are included in cost of goods sold. The Company does not anticipate that it will need to make material expenditures for compliance activities related to existing environmental matters during the remainder of the 2011 fiscal year, or for the next two fiscal years.

<u>Non-operating Properties</u>

Southeast Kansas Sites

By letter dated October 10, 2006, the Kansas Department of Health and Environment (KDHE) advised the Company that environmental contamination has been identified at a former smelter site in southeast Kansas. KDHE asserts that the Company is a corporate successor to an entity that is alleged to have owned and operated the smelter from 1915 to 1918. The Company has since been advised of a possible connection between that same entity and two other former smelter sites in Kansas. KDHE has requested that the Company and other potentially responsible parties (PRPs) negotiate a consent order with KDHE to address contamination at these sites. The Company has participated in preliminary discussions with KDHE and the other PRPs. The Company believes it is not liable for the contamination but as an alternative to litigation, the Company has entered into settlement negotiations with one of the other PRPs. The negotiations are ongoing. In 2008, the Company established a reserve of $9.5 million for this matter. Due to the ongoing nature of negotiations, the timing of potential payment has not yet been determined. The Company has also agreed to share the costs of a preliminary site assessment at one of the former smelter sites with two other PRPs.

Eureka Mills Site

On December 2, 2010, the United States District Court for Utah entered a consent decree between the Company, the United States and the State of Utah. The decree resolves the claims asserted by the U.S. and the State of Utah related to Eureka Mills Superfund Site located in Juab County, Utah. The Company's connection to the Eureka Mills Site is through land within the site that was owned by Sharon Steel Corporation (Sharon), its predecessor, and a 1979 transaction with UV Industries (UV) in which Sharon allegedly assumed certain of UV's liabilities. The Company has provided $2.5 million to settle its claims, of which $250 thousand was paid to the State of Utah in December 2010 and the remainder was paid to the U.S. in February 2011.

Shasta Area Mine Sites

Mining Remedial Recovery Company (MRRC), a wholly owned subsidiary, owns certain inactive mines in Shasta County, California. MRRC has continued a program, begun in the late 1980's, of sealing mine portals with concrete plugs in mine adits which were discharging water. The sealing program has achieved significant reductions in the metal load in discharges from these adits; however, additional reductions are required pursuant to an order issued by the California Regional Water Quality Control Board (QCB). In response to a 1996 Order issued by the QCB, MRRC completed a feasibility study in 1997 describing measures designed to mitigate the effects of acid rock drainage. In December 1998, the QCB modified the 1996 order extending MRRC's time to comply with water quality standards. In September 2002, the QCB adopted a new order requiring MRRC to adopt Best Management Practices (BMP) to control discharges of acid mine drainage. That order extended the time to comply with water quality standards until September 2007. During that time, implementation of BMP further reduced impacts of acid rock drainage; however full compliance has not been achieved. The QCB is presently renewing MRRC's discharge permit and will concurrently issue a new order. It is expected that the new permit will include an order requiring continued implementation of BMP through 2015 to address residual discharges of acid rock drainage. At this site, MRRC spent approximately $0.7 million in 2010, $0.5 million in 2009, and $0.5 million in 2008, and estimates that it will spend between approximately $8.6 million and $11.3 million over the next 20 years.

Lead Refinery Site

U.S.S. Lead Refinery, Inc. (Lead Refinery), a non-operating wholly owned subsidiary of MRRC, has conducted corrective action and interim remedial activities and studies (collectively, Site Activities) at Lead Refinery's East Chicago, Indiana site pursuant to the Resource Conservation and Recovery Act. Site Activities, which began in December 1996, have been substantially concluded. Lead Refinery is required to perform monitoring and maintenance activities with respect to Site Activities pursuant to a post-closure permit issued by the Indiana Department of Environmental Management (IDEM) effective as of January 22, 2008. Lead Refinery spent approximately $0.1 million annually in 2010, 2009, and 2008 with respect to this site. Approximate costs to comply with the post-closure permit, including associated general and administrative costs, are between $2.1 million and $3.2 million over the next 20 years.

On April 9, 2009, pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), the U.S. Environmental Protection Agency (EPA) added the Lead Refinery site to the National Priorities List (NPL). The NPL is a list of priority sites where the EPA has determined that there has been a release or threatened release of contaminants that warrant investigation and, if appropriate, remedial action. The NPL does not assign liability to any party, owner or operator or to the owner of a property placed on the NPL. The placement of a site on the NPL does not necessarily mean that remedial action must be taken. On July 17, 2009, Lead Refinery received a written notice from the EPA that the agency is of the view that Lead Refinery may be a PRP under CERCLA in connection with the release or threat of release of hazardous substances including lead into a residential area adjacent to the site. PRPs under CERCLA include current and former owners and operators of a site, persons who arranged for disposal or treatment of hazardous substances at a site, or persons who accepted hazardous substances for transport to a site. The Company is unable to determine the likelihood of a material adverse outcome or the amount or range of a potential loss with respect to placement of this site on the NPL or in connection with the notice of potential liability concerning the residential area. Lead Refinery lacks the financial resources needed to undertake any investigations or remedial action that may be required by the EPA pursuant to CERCLA.

Operating Properties

Mueller Copper Tube Products, Inc.

In 1999, Mueller Copper Tube Products, Inc. (MCTP), a wholly owned subsidiary, commenced a cleanup and remediation of soil and groundwater at its Wynne, Arkansas plant. MCTP is currently removing trichloroethylene, a cleaning solvent formerly used by MCTP, from the soil and groundwater. On August 30, 2000, MCTP received approval of its Final Comprehensive Investigation Report and Storm Water Drainage Investigation Report addressing the treatment of soils and groundwater from the Arkansas Department of Environmental Quality (ADEQ). The Company established a reserve for this project in connection with the acquisition of MCTP in 1998. Effective November 17, 2008, MCTP entered into a Settlement Agreement and Administrative Order by Consent to submit a Supplemental Investigation Work Plan (SIWP) and subsequent Final Remediation Work Plan for the site. By letter dated January 20, 2010, ADEQ approved the SIWP as submitted, with changes acceptable to the Company. Costs to implement the work plans, including associated general and administrative costs, are approximately $0.6 million over the next 10 years.

Belding, Michigan Lead Matters

In 2009 and 2010, in response to requests from the Michigan Department of Natural Resources and Environment (MDNRE), Extruded Metals, Inc. (Extruded), a wholly owned subsidiary, conducted stack emissions testing of the stationary sources at its Belding, Michigan facility (the Belding Facility). The results of tests on the West Chip Dryer showed non-compliance with certain emission limitation in the facility's air use permit for that process, including the limitation for lead. Modifications were made to the emissions control equipment on the West Chip Dryer, and subsequent testing demonstrated all stationary sources at the Belding Facility to be in compliance with the requirements of their air use permits.

In December 2009 and August 2010, the MDNRE issued a notice of violation and an enforcement notice with respect to the prior permit violations with respect to the West Chip Dryer. Extruded will be required to enter into an administrative consent order (ACO) with the MDNRE to resolve the allegations contained in the notices. The MDNRE has advised that it intends to impose a civil fine as part of the resolution of those allegations. The MDNRE has not advised Extruded as to the amount of the fine it intends to impose.

Beginning in January 2009, and in response to the EPA's 2008 order of magnitude reduction of the national ambient air quality standard (NAAQS) for lead, the MDNRE began monitoring ambient air lead levels in areas of the State of Michigan where stationary sources of lead emissions were known to be present. Ambient air monitoring downwind of the Belding Facility demonstrated periodic exceedances of the new NAAQS for lead. The MDNRE requested that Extruded submit an application for a new air use permit for the Belding Facility that will ensure compliance with that new federal standard. The application was submitted on January 21, 2011. The application proposes raising the stack height on the facility's two chip dryers. It is unknown whether the MDNRE will approve the application and what the ultimate cost of complying with the new NAAQS may be.

In October 2010, the MDNRE conducted testing of lead levels in soils on properties upwind and downwind of the Belding Facility. Results of that testing showed exceedances of the Michigan generic residential direct contact cleanup criteria for lead on a number of the downwind properties. Extruded has agreed with the MDNRE to investigate the extent of this condition and to perform remediation to the extent required by environmental laws. Extruded has solicited proposals from a number of environmental consulting firms to assist it in these efforts. A firm has been selected, and with their assistance, a conceptual interim response plan was submitted to the MDNRE. The Company is awaiting a response to this plan. The Company established a reserve for $0.4 million in 2010 for this matter, and is pursuing potential remedies from the previous owner.

In November 2010, Extruded received a request for information under Section 114(a) of the Clean Air Act from the EPA. The focus of the EPA's information request was the Belding Facility's compliance with the National Emissions Standards for Hazardous Air Pollutants for Secondary Nonferrous Metals Processing Area Sources, 40 C.F.R. § 63.114679 (Subpart TTTTTT). Extruded responded to the information request and advised the EPA that it was not subject to regulation under Subpart TTTTTT.

Other

In connection with acquisitions, the Company established environmental reserves to fund the cost of remediation at sites currently or formerly owned by various acquired entities. The Company, through its acquired subsidiaries, is engaged in ongoing remediation and site characterization studies.

Health and Safety Matters

On January 25, 2010, the Company received Citations and a Notification of Penalties from the Occupational Safety and Health Administration (OSHA) proposing civil penalties totaling approximately $0.7 million for various health and safety violations following inspections in 2009 of certain plants operated by subsidiaries in Fulton, Mississippi. The Company has executed a final agreement with OSHA and the penalties have been reduced to approximately $0.4 million. The resolution of these matters did not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

Other Business Factors

The Registrant's business is not materially dependent on patents, trademarks, licenses, franchises, or concessions held. In addition, expenditures for company-sponsored research and development activities were not material during 2010, 2009, or 2008. No material portion of the Registrant's business involves governmental contracts. Seasonality of the Company's sales is not significant.

SEC Filings

We make available through our internet website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (SEC). To retrieve any of this information, you may access our internet home page at www.muellerindustries.com, select Mueller Financials, and then select SEC Filings.

Reports filed with the SEC may also be viewed or obtained at the SEC Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the SEC Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC; the website address is www.sec.gov.

ITEM 1A. RISK FACTORS

The Company is exposed to risk as it operates its businesses. To provide a framework to understand the operating environment of the Company, we are providing a brief explanation of the more significant risks associated with our businesses. Although we have tried to identify and discuss key risk factors, others could emerge in the future. These risk factors should be considered carefully when evaluating the Company and its businesses.

Increases in costs and the availability of energy and raw materials used in our products could impact our cost of goods sold and our distribution expenses, which could have a material adverse impact on our operating margins.

Both the costs of raw materials used in our manufactured products (copper, brass, zinc, aluminum, and PVC and ABS resins) and energy costs (electricity, natural gas and fuel) have been volatile during the last several years, which has resulted in changes in production and distribution costs. For example, recent and pending climate change regulation and initiatives on the state, regional, federal, and international levels that have focused on reducing greenhouse gas (GHG) emissions from the energy and utility sectors may affect energy availability and costs in the near future. While we typically attempt to pass costs through to our customers or to modify or adapt our activities to mitigate the impact of increases, we may not be able to do so successfully. Failure to fully pass increases to our customers or to modify or adapt our activities to mitigate the impact could have a material adverse impact on our operating margins. Additionally, if we are for any reason unable to obtain raw materials or energy, our ability to manufacture our finished goods would be impacted which could have a material adverse impact on our operating margins.

The unplanned departure of key personnel could disrupt our business.

We depend on the continued efforts of our senior management. The unplanned loss of key personnel, or the inability to hire and retain qualified executives, could negatively impact our ability to manage our business.

Economic conditions in the housing and commercial construction industries as well as changes in interest rates could have a material adverse impact on our business, financial condition, and results of operations.

Our businesses are sensitive to changes in general economic conditions, including, in particular, conditions in the housing and commercial construction industries. Prices for our products are affected by overall supply and demand in the market for our products and for our competitors' products. In particular, market prices of building products historically have been volatile and cyclical, and we may be unable to control the timing and amount of pricing changes for our products. Prolonged periods of weak demand or excess supply in any of our businesses could negatively affect our revenues and margins and could result in a material adverse impact on our business, financial condition, and results of operations.

The markets that we serve, including, in particular, the housing and commercial construction industries, are significantly affected by movements in interest rates and the availability of credit. Significantly higher interest rates could have a material adverse effect on our business, financial condition, and results of operations. Our businesses are also affected by a variety of other factors beyond our control, including, but not limited to, employment levels, foreign currency exchange rates, unforeseen inflationary pressures, and consumer confidence. Since we operate in a variety of geographic areas, our businesses are subject to the economic conditions in each such area. General economic downturns or localized downturns in the regions where we have operations could have a material adverse effect on our business, financial condition, and results of operations.

The recent deterioration of the general economic environment, distress in the financial markets and general uncertainty about the economy is having a significant negative impact on businesses and consumers around the world. The well-publicized downturn in the construction markets, both residential and commercial, including construction lending, may result in protracted decreased demand for our products. In addition, the impact of the economy on the operations or liquidity of any party with which we conduct our business, including our suppliers and customers, may adversely impact our business. We are unsure of the duration and severity of this economic crisis. However, if the crisis persists or worsens and economic conditions remain weak over a long period, the likelihood of the crisis having a significant impact on our business increases.

Competitive conditions including the impact of imports and substitute products could have a material adverse effect on our margins and profitability.

The markets we serve are competitive across all product lines. Some consolidation of customers has occurred and may continue, which could shift buying power to customers. In some cases, customers have moved production to low-cost countries such as China, or sourced components from there, which has reduced demand in North America for some of the products we produce. These conditions could have a material adverse impact on our ability to maintain margins and profitability. The potential threat of imports and substitute products is based upon many factors including raw material prices, distribution costs, foreign exchange rates, and production costs. The end use of alternative import and/or substitute products could have a material adverse effect on our business, financial condition, and results of operations.

Our exposure to exchange rate fluctuations on cross border transactions and the translation of local currency results into U.S. dollars could have an adverse impact on our results of operations or financial position.

We conduct our business through subsidiaries in several different countries and export our products to many countries. Fluctuations in currency exchange rates could have a significant impact on the competitiveness of our products as well as the reported results of our operations, which are presented in U.S. dollars. A significant and growing portion of our products are manufactured in, or acquired from suppliers located in, lower cost regions. Cross border transactions, both with external parties and intercompany relationships, result in increased exposure to foreign exchange fluctuations. The strengthening of certain currencies such as the euro and U.S. dollar could expose our U.S. based businesses to competitive threats from lower cost producers in other countries such as China. Lastly, our sales are translated into U.S. dollars for reporting purposes. The strengthening of the U.S. dollar could result in unfavorable translation effects when the results of foreign operations are translated into U.S. dollars. Accordingly, significant changes in exchange rates, particularly the U.K. pound sterling, Mexican peso, and the Chinese renminbi, could have an adverse impact on our results of operations or financial position.

We are subject to claims, litigation, and regulatory proceedings that could have a material adverse effect on us.

We are, from time–to-time, involved in various claims, litigation matters, and regulatory proceedings. These matters may include, among other things, contract disputes, personal injury claims, environmental claims, OSHA inspections or proceedings, other tort claims, employment and tax matters and other litigation including class actions that arise in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and there can be no assurance as to the ultimate outcome of any litigation or regulatory proceeding. Litigation and regulatory proceedings may have a material adverse effect on us because of potential adverse outcomes, defense costs, the diversion of our management's resources, availability of insurance coverage and other factors.

A strike, other work stoppage or business interruption, or our inability to renew collective bargaining agreements on favorable terms, could impact our cost structure and our ability to operate our facilities and produce our products, which could have an adverse effect on our results of operations.

As of December 25, 2010, approximately one-half of our 3,600 employees were covered by collective bargaining or similar agreements. If we are unable to negotiate acceptable new agreements with the unions representing our employees upon expiration of existing contracts, we could experience strikes or other work stoppages. Strikes or other work stoppages could cause a significant disruption of operations at our facilities, which could have an adverse impact on us. New or renewal agreements with unions representing our employees could call for higher wages or benefits paid to union members, which would increase our operating costs and could adversely affect our profitability. Higher costs and/or limitations on our ability to operate our facilities and produce our products resulting from increased labor costs, strikes or other work stoppages could have an adverse effect on our results of operations.

In addition, unexpected interruptions in our operations or those of our customers or suppliers due to such causes as weather-related events or acts of God, such as earthquakes, could have an adverse effect on our results of operations. For example, the EPA has recently found that global climate change would be expected to increase the severity and possibly the frequency of severe weather patterns such as hurricanes. Although the financial impact of such is not reasonably estimable at this time, should such occur, our operations in certain coastal and flood-prone areas or operations of our customers and suppliers could be adversely affected.

We are subject to environmental and health and safety laws and regulations and future compliance may have a material adverse effect on our results of operations or financial position.

The nature of our operations exposes us to the risk of liabilities and claims with respect to environmental matters and health and safety matters. While we have established accruals intended to cover the cost of environmental remediation at contaminated sites, the actual cost is difficult to determine and may exceed our estimated reserves. Further, changes to, or more rigorous enforcement or stringent interpretation of environmental or health and safety laws could require significant incremental costs to maintain compliance. Recent and pending climate change regulation and initiatives on the state, regional, federal, and international levels may require certain of our facilities to reduce GHG emissions. While not reasonably estimable at this time, this could require capital expenditures for environmental control facilities and/or the purchase of GHG emissions credits in the coming years. In addition, with respect to environmental matters, future claims may be asserted against us for, among other things, past acts or omissions at locations operated by predecessor entities, or alleging damage or injury or seeking other relief in connection with environmental matters associated with our operations. Future liabilities, claims and compliance costs may have a material adverse effect on us because of potential adverse outcomes, defense costs, the diversion of our management's resources, availability of insurance coverage and other factors.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Information pertaining to the Registrant's major operating facilities is included below. Except as noted, the Registrant owns all of its principal properties. The Registrant's plants are in satisfactory condition and are suitable for the purpose for which they were designed and are now being used.

Location	Approximate Property Size		Description
Plumbing & Refrigeration Segment			
Fulton, MS	418,000 sq. ft. 52.37 acres		Copper tube mill. Facility includes casting, extruding, and finishing equipment to produce copper tubing, including tube feedstock for the Company's copper fittings plants and Precision Tube factory.
Fulton, MS	103,000 sq. ft. 11.9 acres		Casting facility. Facility includes casting equipment to produce copper billets used in the adjoining copper tube mill.
Wynne, AR	682,000 sq. ft. 39.2 acres	(1)	Copper tube mill and plastic fittings plant. Facility includes casting, extruding, and finishing equipment to produce copper tubing and copper tube line sets, and produces DWV fittings using injection molding equipment.
Fulton, MS	58,500 sq. ft. 15.53 acres		Packaging and bar coding facility for retail channel sales.
Fulton, MS	70,000 sq. ft. 7.68 acres	(2)	Copper fittings plant. High-volume facility that produces copper fittings using tube feedstock from the Company's adjacent copper tube mill.
Covington, TN	159,500 sq. ft. 40.88 acres		Copper fittings plant. Facility produces copper fittings using tube feedstock from the Company's copper tube mills.
Ontario, CA	211,000 sq. ft. 10 acres	(3)	Distribution center and plastics manufacturing plant. Produces DWV fittings using injection molding equipment and ABS plastic pipe using pipe extruders.
Fort Pierce, FL	69,875 sq. ft. 5.60 acres		Plastic fittings plant. Produces pressure fittings using injection molding equipment.
Monterrey, Mexico	120,000 sq. ft. 3.4 acres	(3)	Pipe nipples plant. Produces pipe nipples, cut pipe and merchant couplings.
Bilston, England, United Kingdom	402,500 sq. ft. 14.95 acres		Copper tube mill. Facility includes casting, extruding, and finishing equipment to produce copper tubing.
Phoenix, AZ	26,000 sq. ft.	(3)	Line sets plant. Produces standard and custom made line sets for HVAC markets.
Atlanta, GA	24,000 sq. ft.	(3)	Line sets plant. Produces standard and custom made line sets for HVAC markets.

(continued)

ITEM 2. PROPERTIES
(continued)

Location	Approximate Property Size		Description
OEM Segment			
Port Huron, MI	322,500 sq. ft. 71.5 acres		Brass rod mill. Facility includes casting, extruding, and finishing equipment to produce brass rods and bars, in various shapes and sizes.
Belding, MI	293,068 sq. ft. 17.64 acres		Brass rod mill. Facility includes casting, extruding, and finishing equipment to produce brass rods and bars, in various shapes and sizes.
Port Huron, MI	127,500 sq. ft.		Forgings plant. Produces brass and aluminum forgings.
Marysville, MI	81,500 sq. ft. 6.72 acres		Aluminum and copper impacts plant. Produces made-to-order parts using cold impact processes.
Hartsville, TN	78,000 sq. ft. 4.51 acres		Refrigeration products plant. Produces products used in refrigeration applications such as ball valves, line valves, and compressor valves.
Carthage, TN	67,520 sq. ft. 10.98 acres		Fabrication facility. Produces precision tubular components and assemblies.
Waynesboro, TN	57,000 sq. ft. 5.0 acres	(4)	Gas valve plant. Facility produces brass and aluminum valves and assemblies for the gas appliance industry.
North Wales, PA	174,000 sq. ft. 18.9 acres		Precision Tube factory. Facility fabricates copper tubing, copper alloy tubing, aluminum tubing, and fabricated tubular products.
Brighton, MI	65,000 sq. ft.	(3)	Machining operation. Facility machines component parts for supply to automotive industry.
Middletown, OH	55,000 sq. ft. 2.0 acres		Fabricating facility. Produces burner systems and manifolds for the gas appliance industry.
Jintan City, Jiangsu Province, China	322,580 sq. ft 33.0 acres	(5)	Copper tube mill. Facility includes casting, and finishing equipment to produce engineered copper tube primarily for OEMs.
Xinbei District, Changzhou, China	33,940 sq. ft	(3)	Refrigeration products plant. Produces products used in refrigeration applications such as ball valves, line valves, and compressor valves.
Carrollton, TX	166,000 sq. ft.	(3)	Fabrication facility. Produces tubular components, assemblies, and return bends for refrigeration and HVAC markets.

In addition, the Company owns and/or leases other properties used as distribution centers and corporate offices.

(1) Facility, or some portion thereof, is located on land leased from a local municipality, with an option to purchase at nominal cost.

(2) Facility is leased under a long-term lease agreement, with an option to purchase at nominal cost.

(3) Facility is leased under an operating lease.

(4) Facility is leased from a local municipality for a nominal amount.

(5) Facility is located on land that is under a long-term land use rights agreement.

ITEM 3. LEGAL PROCEEDINGS

General

The Company is involved in certain litigation as a result of claims that arose in the ordinary course of business. Additionally, the Company may realize the benefit of certain legal claims and litigation in the future; these gain contingencies are not recognized in the Consolidated Financial Statements.

Environmental Proceedings

Reference is made to "Environmental Matters" in Item 1 of this Report, which is incorporated herein by reference, for a description of environmental proceedings.

Carrier ACR Copper Tube Action

The Company has been named as a defendant in a pending litigation (the Carrier ACR Tube Action) brought by Carrier Corporation, Carrier S.A., and Carrier Italia S.p.A. (collectively, Carrier), direct purchasers of copper tube. The Carrier ACR Tube Action was filed in March 2006 in the United States District Court for the Western District of Tennessee. The Carrier ACR Tube Action alleges anticompetitive activities with respect to the sale of copper tubes used in, among other things, the manufacturing of air-conditioning and refrigeration units (ACR copper tubes). The Company and Mueller Europe, Limited (Mueller Europe) are named in the Carrier ACR Tube Action. The Carrier ACR Tube Action seeks monetary and other relief.

In July 2007, the Carrier ACR Tube Action was dismissed in its entirety for lack of subject matter jurisdiction as to all defendants. In August 2007, plaintiffs filed with the United States Court of Appeals for the Sixth Circuit a notice of appeal from the judgment and order dismissing the complaint in the Carrier ACR Tube Action. The Company and Mueller Europe filed notices of cross-appeal in August 2007.

In October 2007, Carrier filed with the United States Court of Appeals for the Sixth Circuit a motion to dismiss the cross-appeals, which the Court denied in December 2007. All appeals in the Carrier ACR Tube Action remain pending. Briefing on the appeals occurred in May 2009 and oral argument took place in October 2009.

Although the Company believes that the claims for relief in the Carrier ACR Tube Action are without merit, due to the procedural stage of the Carrier ACR Tube Action, the Company is unable to determine the likelihood of a material adverse outcome in the Carrier ACR Tube Action or the amount or range of a potential loss in the Carrier ACR Tube Action.

Canadian Dumping and Countervail Investigation

In June 2006, the Canada Border Services Agency (CBSA) initiated an investigation into the alleged dumping of certain copper pipe fittings from the United States and from South Korea, and the dumping and subsidizing of these same goods from China. The Company and certain affiliated companies were identified by the CBSA as exporters and importers of these goods.

On January 18, 2007, the CBSA issued a final determination in its investigation. The Company was found to have dumped subject goods during the CBSA's investigation period. On February 19, 2007, the Canadian International Trade Tribunal (CITT) concluded that the dumping of the subject goods from the United States had caused injury to the Canadian industry.

As a result of these findings, exports of subject goods to Canada by the Company made on or after October 20, 2006 have been subject to antidumping measures. Under Canada's system of prospective antidumping enforcement, the CBSA has issued normal values to the Company. Antidumping duties will be imposed on the Company only to the extent that the Company's future exports of copper pipe fittings are made at net export prices which are below these normal values. If net export prices for subject goods exceed normal values, no antidumping duties will be payable. These measures will remain in place for five years, at which time an expiry review will be conducted by Canadian authorities to determine whether these measures should be maintained for another five years or allowed to expire.

On April 8, 2011, the CBSA will complete a review process pursuant to which revised normal values will be issued to exporters of subject goods, including the Company. Depending on the level of the newly revised normal values relative to the normal values and selling prices of the Company's competitors in Canada, the Company's sales of subject goods in Canada may increase or decrease relative to prior levels. In any event, given the small percentage of its products that are sold for export to Canada, the Company does not anticipate any material adverse effect on its financial condition, results of operations or cash flows as a result of the antidumping case in Canada.

The "sunset review" process, pursuant to which Canadian authorities will examine whether the dumping order should be revoked or maintained for another five years, will initiate in April 2011.

United States Department of Commerce Antidumping Review

On December 24, 2008, the United States Department of Commerce (DOC) initiated an antidumping administrative review of the antidumping duty order covering circular welded non-alloy steel pipe and tube from Mexico to determine the final antidumping duties owed on U.S. imports during the period November 1, 2007 through October 31, 2008 by certain subsidiaries of the Company. On April 19, 2010, DOC published the final results of this review and assigned Mueller Comercial de Mexico, S. de R.L. de C.V. (Mueller Comercial) an antidumping duty rate of 48.33 percent. The Company has appealed the final determination to the U.S. Court of International Trade. The Company anticipates that certain of its subsidiaries will incur antidumping duties on subject imports made during the period of review and as such established a reserve of approximately $4.2 million for this matter.

On December 23, 2009, the DOC initiated an antidumping administrative review of the antidumping duty order covering circular welded non-alloy steel pipe and tube from Mexico for the November 1, 2008 through October 31, 2009 period of review. The DOC selected Mueller Comercial as a respondent for this period of review. On December 15, 2010, the DOC issued preliminary results and assigned a margin of dumping of 4.81 percent to Mueller Comercial. Final results are expected no later than June 2011. At this time, the Company is unable to estimate the impact, if any, that this matter will have on its financial position, results of operations, or cash flows.

On December 28, 2010, the DOC initiated an antidumping administrative review of the antidumping duty order covering circular welded non-alloy steel pipe and tube from Mexico for the November 1, 2009 through October 31, 2010 period of review. The DOC has selected Mueller Comercial as a respondent for this period of review. At this time, the Company is unable to estimate the impact, if any, that this matter will have on its financial position, results of operations, or cash flows.

United States Department of Commerce and United States International Trade Commission Antidumping Investigations

On September 30, 2009, two subsidiaries of Mueller Industries, Inc., along with Cerro Flow Products, Inc. and KobeWieland Copper Products LLC (collectively, Petitioners), jointly filed antidumping petitions with the U.S. Department of Commerce (DOC) and the U.S. International Trade Commission (ITC) alleging that imports of seamless refined copper pipe and tube from China and Mexico (subject imports) were being sold at less than fair value and were causing material injury (and threatening material injury) to the domestic industry. On October 21, 2009, the DOC announced its decision to initiate antidumping investigations. On November 13, 2009, the ITC announced its unanimous determination that there is a reasonable indication that the domestic industry is materially injured or threatened with material injury by reason of subject imports. As a result of this preliminary determination, the DOC commenced antidumping investigations of Chinese and Mexican producers.

On May 12, 2010, the DOC published its preliminary affirmative determinations, finding antidumping rates from 29.52 percent to 30.90 percent for Mexico, and from 10.26 percent to 60.50 percent for China. As a result, U.S. importers of subject imports were required to post bonds or cash deposits at these preliminary rates. On October 1, 2010, the DOC published its final affirmative determinations, finding antidumping rates from 24.89 percent to 27.16 percent for Mexico (as amended), and from 11.25 percent to 60.85 percent for China.

On November 22, 2010, the ITC issued its final affirmative determination that subject imports from China and Mexico threatened material injury to the domestic industry. Also on November 22, 2010, the DOC published antidumping orders, with the effect that importers are required to post antidumping cash deposits at rates ranging from 24.89 percent to 27.16 percent (for subject imports from Mexico) and from 11.25 percent to 60.85 percent (for subject imports from China).

On December 22, 2010, certain Mexican parties requested panel reviews under the North American Free Trade Agreement (NAFTA) in order to appeal the ITC final determination. At this time, the Company is unable to know the final disposition of that appeal.

Employment Litigation

On June 1, 2007, the Company filed a lawsuit in the Circuit Court of Dupage County, Illinois against Peter D. Berkman and Jeffrey A. Berkman, former executives of the Company and B&K Industries, Inc. (B&K), a wholly owned subsidiary of the Company, relating to their alleged breach of fiduciary duties and contractual obligations to the Company through, among other things, their involvement with a supplier of B&K during their employment with B&K. The lawsuit alleged appropriation of corporate opportunities for personal benefit, failure to disclose competitive interests or other conflicts of interest, and unfair competition, as well as breach of employment agreements in connection with the foregoing. The lawsuit sought compensatory and punitive damages, and other appropriate relief. In August 2007, the defendants filed an answer to the complaint admitting Peter Berkman had not sought authorization to have an ownership interest in a supplier, and a counterclaim against the Company, B&K and certain of the Company's officers and directors alleging defamation, tortious interference with prospective economic relations, and conspiracy, and seeking damages in unspecified amounts. In September 2007, Homewerks Worldwide LLC, an entity formed by Peter Berkman, filed a complaint as an intervenor based on substantially the same allegations included in the Berkmans' counterclaim. In October 2007, the Company also filed a motion seeking to have the Berkmans' counterclaim dismissed as a matter of law. On January 3, 2008, the Court overruled that motion and the case proceeded to discovery of the relevant facts.

On September 5, 2008, Peter Berkman withdrew prior responses to discovery requests and asserted the Fifth Amendment privilege against self-incrimination as to all requests directed to him. By that assertion, he took the position that his testimony about his actions would have the potential of exposing him to a criminal charge or criminal charges. On October 24, 2008, the defendants filed a motion seeking leave to interpose an Amended Answer and Amended Counterclaims wherein Peter Berkman asserted the Fifth Amendment in response to the allegations in the complaint. On December 19, 2008, the Company filed an answer to the Amended Counterclaims that included a new affirmative defense based on the assertion of the Fifth Amendment by Peter Berkman.

On October 3, 2008, in response to a motion to compel filed by the Company, the Court held, among other things, that Peter Berkman could not withhold documents on Fifth Amendment and attorney-client privilege grounds. Peter Berkman moved for reconsideration of that order and his request was denied on November 19, 2008. On December 10, 2008, Peter Berkman moved to file an interlocutory appeal regarding the Court's ruling on the Company's motion to compel. On January 7, 2009, the motion for interlocutory appeal was granted and the Court found Peter Berkman in contempt for resisting discovery. On February 6, 2009, Peter Berkman filed a notice of appeal with the Illinois Appellate Court, Second Judicial District. All appellate briefs were submitted, oral argument took place on September 29, 2009, and a publicly available decision was rendered on March 23, 2010. In that decision, the Illinois Appellate Court concluded that (i) Peter Berkman was not entitled to withhold documents on attorney-client privilege grounds that were created during the period that Katten Muchin Rosenman LLP represented both the Company and Peter Berkman, (ii) certain documents withheld on attorney-client privilege grounds needed to be submitted to the trial court for an in camera review to assess the applicability of the crime-fraud exception to the attorney-client privilege, and (iii) documents Peter Berkman withheld on Fifth Amendment grounds needed to be submitted to the trial court for an in camera review. Since obtaining this ruling, Peter Berkman unsuccessfully moved for a rehearing before the Illinois Appellate Court as to certain aspects of its decision and filed a petition for leave to appeal to the Illinois Supreme Court which was denied.

On December 15, 2009, the parties exchanged reports prepared by their respective damages experts wherein the Company asserted a claim totaling $17.2 million, not including punitive damages, and defendants asserted a claim totaling $38.0 million. The parties also exchanged rebuttal damages expert reports on March 5, 2010. The Company believed the counterclaims were without merit and defendants were not entitled to the damages being sought. Consequently, the Company intended to defend the counterclaims vigorously at trial, which was scheduled by the court to begin on January 31, 2011.

On December 10, 2010, during a pre-trial settlement conference before the court, the material terms of a settlement related to the Company's lawsuit against Peter Berkman, Jeffrey Berkman, and Homewerks Worldwide LLC were agreed upon. On that date, the court signed an order setting forth the material terms of the settlement, which required the payment of at least $10.5 million to the Company as follows (i) the payment of $7.5 million in cash by Peter and Jeffrey Berkman to the Company; (ii) execution and delivery by Peter and Jeffrey Berkman to the Company of a promissory note in the principal amount of $3 million, secured by Peter Berkman's 70 percent interest in Homewerks Worldwide LLC; and (iii) additional future compensation. The court order also required the exchange of mutual releases. The court order did not provide for any payment by the Company, B&K, or any of their officers or directors with respect to the counterclaims.

Following the issuance of the December 10th court order, the Company further negotiated the terms of the settlement with the Berkmans and the parties agreed on the final terms of a settlement that requires the payment of $10.5 million in cash by Peter Berkman, Jeffrey Berkman, and Homewerks Worldwide LLC. This all cash payment will be made to the Company instead of the payment of $7.5 million in cash along with a promissory note in the principal amount of $3 million. Consistent with the terms of the December 10th court order, the final terms of the settlement agreement do not provide for any payment by the Company, B&K, or any of their officers or directors with respect to the counterclaims. As a result, the Company does not anticipate any material adverse effect on its financial condition, results of operations or cash flows as a result of this employment litigation matter. On February 7, 2011, the settlement agreement was executed by the parties and on February 10, 2011, the trial court dismissed with prejudice all claims and counterclaims asserted by the litigation.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

As of February 21, 2011, the number of holders of record of Mueller's common stock was approximately 1,150. On February 18, 2011, the closing price for Mueller's common stock on the New York Stock Exchange was $33.92.

Issuer Purchases of Equity Securities

The Company's Board of Directors has extended, until October 2011, the authorization to repurchase up to ten million shares of the Company's common stock through open market transactions or through privately negotiated transactions. The Company has no obligation to purchase any shares and may cancel, suspend, or extend the time period for the purchase of shares at any time. Any purchases will be funded primarily through existing cash and cash from operations. The Company may hold any shares purchased in treasury or use a portion of the repurchased shares for its stock-based compensation plans, as well as for other corporate purposes. From its initial authorization in 1999 through December 25, 2010, the Company had repurchased approximately 2.4 million shares under this authorization. Below is a summary of the Company's stock repurchases for the period ended December 25, 2010.

	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs
				7,647,030 (1)
September 26 – October 23, 2010	—	$ —		
October 24 – November 20, 2010	10,906 (2)	30.53		
November 21 – December 25, 2010	—	—		

(1) Shares available to be purchased under the Company's ten million share repurchase authorization until October 2011. The extension of the authorization was announced on October 21, 2010.

(2) Shares tendered to the Company by employee stock option holders in payment of purchase price and/or withholding taxes upon exercise.

The Company's Board of Directors declared a regular quarterly dividend of 10 cents per share on its common stock for each fiscal quarter of 2010 and 2009. Payment of dividends in the future is dependent upon the Company's financial condition, cash flows, capital requirements, earnings, and other factors.

The high, low, and closing prices of Mueller's common stock on the New York Stock Exchange for each fiscal quarter of 2010 and 2009 were as follows:

	High	Low	Close
2010			
Fourth quarter	$33.86	$25.23	$33.04
Third quarter	26.29	23.10	25.90
Second quarter	31.20	23.92	24.75
First quarter	26.62	21.88	25.96
2009			
Fourth quarter	$27.75	$22.55	$25.49
Third quarter	25.80	19.48	24.47
Second quarter	24.84	20.01	21.52
First quarter	26.26	16.01	22.11

PERFORMANCE GRAPH

The following table compares total stockholder return since December 31, 2005 to the Dow Jones U.S. Total Market Index (Total Market Index) and the Dow Jones U.S. Building Materials & Fixtures Index (Building Materials Index). Total return values for the Total Market Index, the Building Materials Index and the Company were calculated based on cumulative total return values assuming reinvestment of dividends. The common stock is traded on the New York Stock Exchange under the symbol MLI.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Mueller Industries, Inc., the Dow Jones US Index and the Dow Jones US Building Materials & Fixtures Index


$140
$120
$100
$80
$60
$40
$20
$0
12/31/05
12/30/06
12/29/07
12/27/08
12/26/09
12/25/10
Mueller Industries, Inc.
Dow Jones US
Dow Jones US Building Materials & Fixtures

*$100 invested on 12/31/05 in stock or index, including reinvestment of dividends.

	2005	2006	2007	2008	2009	2010
Mueller Industries, Inc.	100	117	110	86	98	130
Dow Jones U.S. Total Market Index	100	116	123	74	100	116
Dow Jones U.S. Building Materials & Fixtures Index	100	115	111	73	87	100

ITEM 6. SELECTED FINANCIAL DATA

(In thousands, except per share data)	2010	2009	2008	2007	2006
For the fiscal year: (1)					
Net sales	$ 2,059,797	$ 1,547,225	$ 2,558,448	$ 2,697,845	$ 2,510,912
Operating income	136,147 (2)	32,220 (3)	126,096 (4)	191,621 (6)	218,885 (7)
Net income attributable to Mueller Industries, Inc.	86,171	4,675	80,814 (5)	115,475	148,869 (8)
Diluted earnings per share	2.28	0.12	2.17	3.10	4.00
Cash dividends per share	0.40	0.40	0.40	0.40	0.40
At year-end:					
Total assets	1,258,996	1,180,141	1,182,913	1,449,204	1,268,907
Long-term debt	158,226	158,226	158,726	281,738	308,154

(1) *Includes activity of acquired businesses from the following purchase dates: Extruded, February 27, 2007, and Linesets, Inc., August 6, 2010.*

(2) *Includes $22.7 million gain from settlement of insurance claims.*

(3) *Includes impairment charges of $29.8 million, primarily related to goodwill.*

(4) *Includes $14.9 million pre-tax gain from liquidation of LIFO layers less a pre-tax charge of $4.9 million to write down inventories to the lower-of-cost-or-market and a goodwill impairment charge of $18.0 million.*

(5) *Includes the net-of-tax effect of all of the items described in (4) above, plus a provision of $15.4 million ($9.6 million after tax) related to environmental settlements and obligations and a gain of $21.6 million related to the early extinguishment of debt.*

(6) *Includes $10.0 million pre-tax gain from liquidation of LIFO layers plus a gain from a copper litigation settlement of $8.9 million, less a goodwill impairment charge of $2.8 million.*

(7) *In 2006, the Company recorded a pre-tax charge of $14.2 million to write down inventories to the lower-of-cost-or-market.*

(8) *Includes the net-of-tax effect of the inventory write-down described in (7) above, plus a $7.7 million benefit for change in estimate regarding the future utilization of various tax incentives in 2006.*

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's discussion and analysis of financial condition and results of operations is contained under the caption "Financial Review" submitted as a separate section of this Annual Report on Form 10-K commencing on page F-2.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and qualitative disclosures about market risk are contained under the caption "Financial Review" submitted as a separate section of this Annual Report on Form 10-K commencing on page F-2.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Financial Statements required by this item are contained in a separate section of this Annual Report on Form 10-K commencing on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures designed to ensure information required to be disclosed in Company reports filed under the Securities Exchange Act of 1934, as amended (the Exchange Act), is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in Company reports filed under the Exchange Act is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Exchange Act as of December 25, 2010. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective as of December 25, 2010 to ensure that information required to be disclosed in Company reports filed under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and (ii) accumulated and communicated to management, including the Company's principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. Pursuant to the rules and regulations of the SEC, internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers, and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of the Company's management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements. Due to inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Further, because of changes in conditions, effectiveness of internal control over financial reporting may vary over time.

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's internal control over financial reporting as of December 25, 2010 based on the control criteria established in a report entitled *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such evaluation management has concluded that our internal control over financial reporting is effective as of December 25, 2010.

Ernst & Young LLP, the independent registered public accounting firm that audited the Company's financial statements included in this Annual Report on Form 10-K, has issued an attestation report on the Company's internal control over financial reporting, which is included herein.

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the Company's fiscal quarter ended December 25, 2010, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Mueller Industries, Inc.

We have audited Mueller Industries, Inc.'s internal control over financial reporting as of December 25, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Mueller Industries, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Mueller Industries, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 25, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Mueller Industries, Inc. as of December 25, 2010 and December 26, 2009, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended December 25, 2010 and our report dated February 22, 2011 expressed an unqualified opinion thereon.

Ernst + Young LLP

Memphis, Tennessee
February 22, 2011

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information required by Item 10 is contained under the captions "Ownership of Common Stock by Directors and Executive Officers and Information about Director Nominees," "Corporate Governance," "Report of the Audit Committee of the Board of Directors," and "Section 16(a) Beneficial Ownership Compliance Reporting" in the Company's Proxy Statement for its 2011 Annual Meeting of Stockholders to be filed with the SEC on or about March 23, 2011, which is incorporated herein by reference.

The Company intends to disclose any amendments to its Code of Business Conduct and Ethics by posting such information to the Company's website at www.muellerindustries.com.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 is contained under the caption "Compensation Discussion and Analysis," "Summary Compensation Table for 2010," "2010 Grants of Plan Based Awards Table," "Outstanding Equity Awards at Fiscal 2010 Year-End," "2010 Option Exercises," "Employment and Consulting Agreements," "Potential Payments Under Employment and Consulting Agreements as of the End of 2010," "2010 Director Compensation," "Report of the Compensation Committee of the Board of Directors on Executive Compensation" and "Corporate Governance" in the Company's Proxy Statement for its 2010 Annual Meeting of Stockholders to be filed with the SEC on or about March 23, 2011, which is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Equity Compensation Plan Information

The following table discloses information regarding the securities to be issued and the securities remaining available for issuance under the Registrant's stock-based incentive plans as of December 25, 2010 (shares in thousands):

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants, and rights	(b) Weighted average exercise price of outstanding options, warrants, and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	1,659	$ 27.87	732 (1)
Equity compensation plans not approved by security holders	—	—	—
Total	1,659	$ 27.87	732

(1) Of the 732 thousand securities remaining available for issuance under the equity compensation plans, 603 thousand are available under the Company's 2009 Stock Incentive Plan for issuance of restricted stock, stock appreciation rights, or stock options. The remaining securities are available for issuance of stock options only.

Other information required by Item 12 is contained under the captions "Principal Stockholders" and "Ownership of Common Stock by Directors and Executive Officers and Information about Director Nominees" in the Company's Proxy Statement for its 2011 Annual Meeting of Stockholders to be filed with the SEC on or about March 23, 2011, which is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 is contained under the caption "Corporate Governance" in the Company's Proxy Statement for its 2011 Annual Meeting of Stockholders to be filed with the SEC on or about March 23, 2011, which is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by Item 14 is contained under the caption "Appointment of Independent Registered Public Accounting Firm" in the Company's Proxy Statement for its 2011 Annual Meeting of Stockholders to be filed with the SEC on or about March 23, 2011, which is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

1. Financial Statements: the financial statements, notes, and report of independent registered public accounting firm described in Item 8 of this Annual Report on Form 10-K are contained in a separate section of this Annual Report on Form 10-K commencing on page F-1.

2. Financial Statement Schedule: the financial statement schedule described in Item 8 of this report is contained in a separate section of this Annual Report on Form 10-K commencing on page F-1.

3. Exhibits:

3.1 Restated Certificate of Incorporation of the Registrant dated February 8, 2007 (Incorporated herein by reference to Exhibit 3.1 of the Registrant's Annual Report on Form 10-K, dated February 28, 2007, for the fiscal year ended December 30, 2006).

3.2 Amended and Restated By-laws of the Registrant, adopted and effective as of July 30, 2009 (Incorporated herein by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8 - K, dated July 30, 2009).

4.1 Indenture, dated as of October 26, 2004, by and between Mueller Industries, Inc, and SunTrust Bank, as trustee (Incorporated herein by reference to Exhibit 4.1 of the Registrant's Current Report on Form 8-K, dated October 26, 2004).

4.2 Form of 6% Subordinated Debenture due 2014 (Incorporated herein by reference to Exhibit 4.2 of the Registrant's Current Report on Form 8-K, dated October 26, 2004).

4.3 Certain instruments with respect to long-term debt of the Registrant have not been filed as Exhibits to this Report since the total amount of securities authorized under any such instruments does not exceed 10 percent of the total assets of the Registrant and its subsidiaries on a consolidated basis. The Registrant agrees to furnish a copy of each such instrument upon request of the SEC.

10.1 Amended and Restated Employment Agreement, effective as of September 17, 1997, by and between the Registrant and Harvey L. Karp (Incorporated herein by reference to Exhibit 10.8 of the Registrant's Annual Report on Form 10-K, dated March 24, 2003, for the fiscal year ended December 28, 2002).

10.2 Amendment, dated June 21, 2004, to the Amended and Restated Employment Agreement dated as of September 17, 1997, by and between the Registrant and Harvey Karp (Incorporated herein by reference to Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q, dated July 16, 2004, for the quarter ended June 26, 2004).

10.3 Second Amendment, dated February 17, 2005, to the Amended and Restated Employment Agreement, dated as of September 17, 1997, between the Registrant and Harvey Karp (Incorporated herein by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K, dated May 5, 2005).

10.4 Third Amendment, dated October 25, 2007, to the Amended and Restated Employment Agreement, dated as of September 17, 1997, by and between the Registrant and Harvey Karp (Incorporated herein by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, dated October 25, 2007).

10.5 Fourth Amendment, dated December 2, 2008, to the Amended and Restated Employment Agreement, dated as of September 17, 1997, by and between the Registrant and Harvey Karp (Incorporated herein by reference to Exhibit 10.5 of the Registrant's Annual Report on Form 10-K, dated February 24, 2009, for the fiscal year ended December 27, 2008).

10.6 Amended and Restated Consulting Agreement, dated October 25, 2007, by and between the Registrant and Harvey Karp (Incorporated herein by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K, dated October 25, 2007).

10.7 Amendment No. 1, dated December 2, 2008, to the Amended and Restated Consulting Agreement, dated October 25, 2007, by and between the Registrant and Harvey Karp (Incorporated herein by reference to Exhibit 10.7 of the Registrant's Annual Report on Form 10-K, dated February 24, 2009, for the fiscal year ended December 27, 2008).

10.8 Employment Agreement, effective October 17, 2002, by and between the Registrant and Kent A. McKee (Incorporated herein by reference to Exhibit 10.18 of the Registrant's Annual Report on Form 10-K, dated March 24, 2003, for the fiscal year ended December 28, 2002).

10.9 Amendment No. 1, dated December 10, 2008, to the Employment Agreement, effective October 17, 2002, by and between the Registrant and Kent A. McKee (Incorporated herein by reference to Exhibit 10.16 of the Registrant's Annual Report on Form 10-K, dated February 24, 2009, for the fiscal year ended December 27, 2008).

10.10 Amended and Restated Employment Agreement, effective October 30, 2008, by and between the Registrant and Gregory L. Christopher (Incorporated herein by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, dated December 26, 2008).

10.11 Mueller Industries, Inc. 1991 Incentive Stock Option Plan, as amended (Incorporated herein by reference to Exhibit 10.6 of the Registrant's Annual Report on Form 10-K, dated March 24, 2003, for the fiscal year ended December 28, 2002 and Exhibit 99.2 of the Registrant's Current Report on Form 8-K, dated August 31, 2004).

10.12 Mueller Industries, Inc. 1994 Stock Option Plan, as amended (Incorporated herein by reference to Exhibit 10.11 of the Registrant's Annual Report on Form 10-K, dated March 24, 2003, for the fiscal year ended December 28, 2002 and Exhibit 99.3 of the Registrant's Current Report on Form 8-K, dated August 31, 2004).

10.13 Mueller Industries, Inc. 1994 Non-Employee Director Stock Option Plan, as amended (Incorporated herein by reference to Exhibit 10.12 of the Registrant's Annual Report on Form 10-K, dated March 24, 2003, for the fiscal year ended December 28, 2002 and Exhibit 99.6 of the Registrant's Current Report on Form 8-K, dated August 31, 2004).

10.14 Mueller Industries, Inc. 1998 Stock Option Plan, as amended (Incorporated herein by reference to Exhibit 10.14 of the Registrant's Annual Report on Form 10-K, dated March 24, 2003, for the fiscal year ended December 28, 2002 and Exhibit 99.4 of the Registrant's Current Report on Form 8-K, dated August 31, 2004).

10.15 Mueller Industries, Inc. 2002 Stock Option Plan Amended and Restated as of February 16, 2006 (Incorporated herein by reference to Exhibit 10.20 of the Registrant's Annual Report on Form 10-K, dated February 28, 2007, for the fiscal year ended December 30, 2006).

10.16	Mueller Industries, Inc. 2009 Stock Incentive Plan (Incorporated by reference from Appendix I to the Company's 2009 Definitive Proxy Statement with respect to the Company's 2009 Annual Meeting of Stockholders, as filed with the Securities and Exchange Commission on March 26, 2009).
10.17	Mueller Industries, Inc. Annual Bonus Plan (Incorporated herein by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, dated May 5, 2005).
10.18	Summary description of the Registrant's 2011 incentive plan for certain key employees.
10.19	Credit Agreement, dated as of December 1, 2006, among the Registrant (as Borrower) and Lasalle Bank Midwest National Association (as agent), and certain lenders named therein (Incorporated herein by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, dated July 20, 2010).
21.0	Subsidiaries of the Registrant.
23.0	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.INS	XBRL Instance Document
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Presentation Linkbase Document
101.SCH	XBRL Taxonomy Extension Schema

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 22, 2011.

MUELLER INDUSTRIES, INC.

/S/ HARVEY L. KARP
Harvey L. Karp, Chairman of the Board

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Signature	Title	Date
/S/ HARVEY L KARP Harvey L. Karp	Chairman of the Board, and Director	February 22, 2011
/S/ALEXANDER P. FEDERBUSH Alexander P. Federbush	Vice Chairman of the Board, and Director	February 22, 2011
/S/ GREGORY L. CHRISTOPHER Gregory L. Christopher	Chief Executive Officer (Principal Executive Officer), and Director	February 22, 2011
/S/ PAUL J. FLAHERTY Paul J. Flaherty	Director	February 22, 2011
/S/ GENNARO J. FULVIO Gennaro J. Fulvio	Director	February 22, 2011
/S/ GARY S. GLADSTEIN Gary S. Gladstein	Director	February 22, 2011
/S/ SCOTT J. GOLDMAN Scott J. Goldman	Director	February 22, 2011
/S/ TERRY HERMANSON Terry Hermanson	Director	February 22, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Signature and Title	Date
/S/ KENT A. MCKEE Kent A. McKee Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 22, 2011
/S/ RICHARD W. CORMAN Richard W. Corman Vice President – Controller	February 22, 2011

MUELLER INDUSTRIES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL STATEMENT SCHEDULE

FINANCIAL REVIEW

OVERVIEW

The Company is a leading manufacturer of copper, brass, plastic, and aluminum products. The range of these products is broad: copper tube and fittings; brass and copper alloy rod, bar, and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; plastic pipe, fittings and valves; refrigeration valves and fittings; fabricated tubular products; and steel nipples. The Company also resells imported brass and plastic plumbing valves, malleable iron fittings, faucets and plumbing specialty products. Mueller's operations are located throughout the United States and in Canada, Mexico, Great Britain, and China.

The Company's businesses are aggregated into two reportable segments: the Plumbing & Refrigeration segment and the Original Equipment Manufacturers (OEM) segment. For disclosure purposes, as permitted under Accounting Standards Codification (ASC) 280, *Segment Reporting*, certain operating segments are aggregated into reportable segments. The Plumbing & Refrigeration segment is composed of the Standard Products Division (SPD), European Operations, and Mexican Operations. The OEM segment is composed of the Industrial Products Division (IPD), Engineered Products Division (EPD), and Jiangsu Mueller–Xingrong Copper Industries Limited (Mueller-Xingrong), the Company's Chinese joint venture. Certain administrative expenses and expenses related primarily to retiree benefits at inactive operations are combined into the Corporate and Eliminations classification. These reportable segments are described in more detail below.

SPD manufactures and sells copper tube, copper and plastic fittings, plastic pipe, and valves in North America and sources products for import distribution in North America. European Operations manufacture copper tube in Europe, which is sold in Europe and the Middle East; activities also include import distribution in the U.K. and Ireland. Mexican Operations consist of pipe nipple manufacturing and import distribution businesses including product lines of malleable iron fittings and other plumbing specialties. The Plumbing & Refrigeration segment sells products to wholesalers in the HVAC (heating, ventilation, and air-conditioning), plumbing, and refrigeration markets, to distributors to the manufactured housing and recreational vehicle industries, and to building material retailers.

The OEM segment manufactures and sells brass and copper alloy rod, bar, and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; refrigeration valves and fittings; fabricated tubular products; and gas valves and assemblies. Mueller–Xingrong manufactures engineered copper tube primarily for air-conditioning applications; these products are sold primarily to OEM's located in China. The OEM segment sells its products primarily to original equipment manufacturers, many of which are in the HVAC, plumbing, and refrigeration markets.

New housing starts and commercial construction are important determinants of the Company's sales to the HVAC, refrigeration, and plumbing markets because the principal end use of a significant portion of the Company's products is in the construction of single and multi-family housing and commercial buildings. Repairs and remodeling projects are also important drivers of underlying demand for these products.

The majority of the Company's manufacturing facilities operated at significantly below capacity during 2010 and 2009 due to the reduced demand for the Company's products arising from the general economic conditions in the U.S. and foreign markets that the Company serves. The U.S. housing and residential construction market has been adversely affected in the recent economic downturn. Per the U.S. Census Bureau, new housing starts in the U.S. were 588 thousand in 2010, which was a six percent increase compared with 554 thousand in 2009 and much lower than the historical amounts of 906 thousand in 2008 and 1.4 million in 2007. The December 2010 seasonally adjusted annual rate of new housing starts was 529 thousand which is a decrease of eight percent compared with the December 2009 rate of 576 thousand. Housing construction activity and new home sales slowed significantly following the expiration of homebuyer tax incentives in April 2010. This is reflected in the year-over-year increase in housing starts and the year-over-year decrease in the December seasonally adjusted annual rates. Mortgage rates have remained at low levels during 2010 and 2009, as the average 30-year fixed mortgage rate was 4.71 percent in December 2010 and 4.93 percent in December 2009. Commercial construction has also declined significantly in the past two years. According to the U.S. Census Bureau, the private nonresidential value of construction put in place was $265.9 billion in 2010, $346.7 billion in 2009, and $408.6 billion in 2008. Business conditions in the U.S. automotive industry have also been exceptionally difficult in the economic downturn, which affected the demand for various products in the Company's OEM segment; however, some improvements have recently occurred. All of these conditions have significantly affected the demand for virtually all of the Company's core products.

Residential construction activity is still at historical lows and recovery is expected to be modest due to continuing high rates of unemployment, the impact of mounting foreclosures, the tightening of lending terms and the phase-out of governmental stimulus spending programs. The private non-residential construction sector, which includes offices, industrial and retail projects, declined by almost 25 percent in 2010 and 13 percent in 2009. The Company expects that most of the conditions will gradually improve during 2011. The increase in GDP of 2.9 percent in 2010 compared to a 2.6 percent decrease in 2009 is a sign that the U.S. economy is rebounding.

Profitability of certain of the Company's product lines depends upon the "spreads" between the cost of raw material and the selling prices of its products. The open market prices for copper cathode and scrap, for example, influence the selling price of copper tubing, a principal product manufactured by the Company. The Company attempts to minimize the effects on profitability from fluctuations in material costs by passing through these costs to its customers. The Company's earnings and cash flow are dependent upon these spreads that fluctuate based upon market conditions.

Earnings and profitability are also impacted by unit volumes that are subject to market trends, such as substitute products and imports, and market share. In core product lines, the Company intensively manages its pricing structure while attempting to maximize its profitability. From time-to-time, this practice results in lost sales opportunities and lower volume. Plastic plumbing systems are the primary substitute product; these products represent an increasing share of consumption. U.S. consumption of copper tubing is still predominantly supplied by U.S. manufacturers, although imports from Mexico have been a significant factor. In recent years, brass rod consumption in the U.S. has declined due to the outsourcing of many manufactured products from offshore regions.

RESULTS OF OPERATIONS

2010 Performance Compared with 2009

Consolidated net sales in 2010 were $2.06 billion, a 33 percent increase compared with net sales of $1.55 billion in 2009. The increase was primarily attributable to higher unit sales volumes in most of the Company's primary product lines and the increase in base metal prices, primarily copper. Net selling prices generally fluctuate with changes in raw material costs. Changes in raw material costs are generally passed through to customers by adjustments to selling prices. The Comex average copper price in 2010 was approximately $3.43 per pound, or 46 percent higher than the 2009 average of $2.35 per pound.

Cost of goods sold was $1.77 billion in 2010 compared with $1.33 billion in 2009. The year-over-year increase was due primarily to increased sales volume in core product lines and the increase in the price of copper, the Company's principal raw material.

Depreciation and amortization remained relatively consistent. Selling, general, and administrative expenses increased to $131.2 million in 2010; this $14.6 million increase was primarily due to increased employment costs, including incentive compensation of $9.2 million, increased foreign currency transaction losses of $2.0 million, and increased bad debt expense of $4.3 million. These increases were partially offset by reduced professional fees of $2.9 million.

During 2010, the Company recognized insurance settlements of $22.7 million related to the reimbursement for losses claimed as a result of fires at the U.K. copper tube mill in November 2008, and the Fulton, Mississippi copper tube mill in July 2009, the results of which are not impacted by daily operations and are not expected to recur in future periods.

During 2009, the Company recognized impairment charges of $29.8 million primarily related to goodwill as a result of its annual assessment. For this assessment, the projected operating results and cash flows for certain reporting units indicated that their fair market value was less than their net carrying value, including goodwill.

Interest expense increased to $11.6 million in 2010 from $10.0 million in 2009. This increase was due to increased borrowings by Mueller–Xingrong to fund operations. Other (expense) income, net was $2.7 million expense in 2010 compared with income of $0.9 million for 2009. This fluctuation was primarily due to an environmental provision of $2.5 million related to the Eureka Mills Site.

Income tax expense was $34.3 million, for an effective rate of 28 percent. This rate was lower than what would be computed using the U.S. statutory federal rate primarily due to the release of a valuation allowance in a foreign jurisdiction of $5.5 million, the U.S. production activities deduction benefit of $3.0 million, the effect of foreign rates lower than the U.S. federal statutory rate and other foreign adjustments of $2.1 million, and reductions in tax contingencies of $1.5 million. These decreases were partially offset by state tax expense, net of federal benefit, of $2.9 million.

The Company's employment was approximately 3,600 at the end of 2010 compared with 3,300 at the end of 2009.

Plumbing & Refrigeration Segment

Net sales by the Plumbing & Refrigeration segment increased 25 percent to $1.1 billion in 2010 from $892.1 million in 2009. The increase in net sales was due to higher unit sales volumes resulting from increased demand in the majority of the segment's core product lines and from higher selling prices resulting from higher average prices of raw materials. Of the $223.5 million increase in net sales, approximately $25.8 million was attributable to higher unit volume and approximately $197.7 million was due to higher net selling prices in the segment's core product lines consisting primarily of copper tube, line sets, and fittings. Cost of goods sold increased from $744.9 million in 2009 to $951.2 million in 2010 which was also due to higher sales volume and increasing raw material prices, primarily copper. Depreciation and amortization decreased from $26.3 million in 2009 to $24.9 million in 2010 due to reduced depreciation expense resulting from certain assets becoming fully depreciated. Selling, general, and administrative expenses increased from $74.4 million in 2009 to $78.6 million in 2010. The increase is primarily due to increased sales and distribution expenses resulting from higher sales volume and increased employment costs, including incentive compensation of $1.6 million. During 2009, the segment recorded non-cash impairment charges of $19.5 million primarily related to goodwill. Operating income for the segment increased from $27.0 million to $83.7 million due to higher sales volume in the segment's core product lines, increased spreads in core products especially in copper tube and fittings.

OEM Segment

The OEM segment's net sales were $958.9 million in 2010 compared with $664.1 million in 2009. The increase was due primarily to higher sales volume and higher net selling prices resulting from higher average costs of raw materials. Of the $294.8 million increase in net sales, approximately $116.8 million was attributable to higher unit volume and approximately $178.0 million was due to higher net selling prices in the segment's core product lines of brass rod, forgings, and commercial tube. Cost of goods sold increased to $837.6 million in 2010 from $590.4 million in 2009, which was also due to the increase in sales volume and average costs of raw materials. Depreciation and amortization remained relatively consistent. Selling, general, and administrative expenses were $26.8 million in 2010 compared with $20.5 million in 2009. The increase is due primarily to increased employment costs, including incentive compensation of $1.4 million, and increased bad debt expense of $3.9 million. Operating income increased from $28.7 million in 2009 to $80.1 million in 2010, due primarily to higher sales volumes, improved unit spreads, and lower per unit conversion costs. Impairment charges, primarily pertaining to goodwill were $10.3 million in 2009 compared with none in 2010.

2009 Performance Compared with 2008

Consolidated net sales in 2009 were $1.55 billion, a 40 percent decrease compared with net sales of $2.56 billion in 2008. The decrease was primarily attributable to lower unit sales volumes in each of the Company's primary product lines and the decline in base metal prices, primarily copper. The Comex average copper price in 2009 was approximately $2.35 per pound, or approximately 25 percent lower than the 2008 average of $3.13 per pound.

Cost of goods sold was $1.33 billion in 2009 compared with $2.23 billion in 2008. The year-over-year decrease was due primarily to reduced sales volume in core product lines and the decline in the market value of copper, the Company's principal raw material. Additionally, cost of goods sold for 2008 included two non-cash items that were not present in 2009. During the fourth quarter of 2008, the Company recognized a $14.9 million gain resulting from the liquidation of last-in, first-out (LIFO) inventory layers. The LIFO gain was partially offset by the impact of certain inventories valued using the first-in, first-out (FIFO) method which were written down to the lower-of-cost-or-market, resulting in an increase to cost of goods sold of $4.9 million.

Depreciation and amortization expense was $41.6 million in 2009 compared with $44.3 million in 2008. This decrease was primarily due to reduced depreciation expense resulting from assets written off following the fire in late 2008 at the Company's European tube operations and the impact of lower average exchange rates of the British pound and the Mexico peso versus the U.S. dollar during 2009. Selling, general, and administrative expenses decreased to $116.7 million in 2009; this $20.2 million decrease was due to reduced employment costs, including incentive compensation of $12.0 million, and lower sales and distribution expenses of $5.1 million associated with lower shipment volume.

During 2009, the Company incurred impairment charges of $29.8 million. In the Plumbing and Refrigeration segment, the Company recognized goodwill impairment at Mueller Primaflow, the Company's import distribution business located in the U.K. In the OEM segment, the Company recognized goodwill impairment at the following reporting units: (i) Impacts & Micro Gauge, (ii) Gas Products, and (iii) Mueller-Xingrong. The impairment charges resulted from diminished operating results and cash flows due to weak demand and economic conditions of the markets in which the business units participate. During 2008, based upon its required annual assessment of goodwill, the Company recognized an estimated impairment charge of $18.0 million related to its Mexican Operations.

Interest expense decreased to $10.0 million in 2009 from $19.1 million in 2008. The decrease was due primarily to reduced expense following the early extinguishment of $123.0 million of the Company's 6% Subordinated Debentures in October 2008. Other income, net decreased to $0.9 million in 2009 from $13.9 million in 2008 due to several factors. First, interest income decreased by $6.2 million due to lower interest rates. Additionally, the Company extinguished a significant portion of its 6% Subordinated Debentures in 2008 resulting in non-cash gains of $21.6 million, whereas in 2009 the Company only extinguished a small portion of the Subordinated Debentures resulting in a gain of $0.1 million. Additionally, other income, net for 2008 included environmental expense of $15.4 million resulting from changes in estimates for future remediation costs in 2008 related to certain non-operating properties.

Income tax expense was $17.8 million, for an effective rate of 77 percent. This rate was higher than what would be computed using the U.S. statutory federal rate primarily due to the impact of goodwill impairment charges related to nondeductible goodwill of $8.7 million and state tax expense, net of federal benefit, of $2.8 million. These increases were partially offset by a reduction in tax contingencies of $1.0 million.

The Company's employment was approximately 3,300 at the end of 2009 compared with 3,900 at the end of 2008. The Company has reduced employment levels to adjust its workforce size to correspond with lower production levels as a result of reduced demand.

Plumbing & Refrigeration Segment

Net sales by the Plumbing & Refrigeration segment declined 36 percent to $892.1 million in 2009 from $1.40 billion in 2008. The decrease in net sales was due to lower unit sales volumes resulting from weak demand in the majority of the segment's core product lines and from lower selling prices resulting from lower average prices of raw materials. Of the $508.6 million decrease in net sales, approximately $232.0 million was attributable to lower unit volume and approximately $218.0 million was due to lower net selling prices in the segment's core product lines consisting primarily of copper tube, line sets, and fittings. Cost of goods sold declined from $1.16 billion in 2008 to $744.9 million in 2009 also due to lower sales volume and declining raw material prices, primarily copper. Included in cost of goods sold for the segment in 2008 was a gain resulting from the liquidation of LIFO inventory layers of $14.9 million and charges to write down certain inventories using the FIFO method to the lower-of-cost-or-market of $2.7 million. Depreciation and amortization decreased from $28.8 million in 2008 to $26.3 million in 2009 due to reduced depreciation expense resulting from assets written off following the fire in late 2008 at the

Company's U.K. copper tube mill and the impact of lower average exchange rates of the British pound and the Mexico peso versus the U.S. dollar during 2009. Selling, general, and administrative expenses decreased from $89.3 million in 2008 to $74.4 million in 2009. The decrease is primarily due to decreased sales and distribution expenses of $4.7 million resulting from lower sales volume, and decreased employment costs, including incentive compensation of $7.4 million. During 2009 and 2008, the segment recorded non-cash impairment charges of $19.5 million and $18.0 million, respectively, primarily related to goodwill. Operating income for the segment declined from $106.8 million to $27.0 million due to lower sales volume in the segment's core product lines, reduced spreads in core products especially in copper tube and fittings, and higher per-unit conversion costs associated with lower production volume.

OEM Segment

The OEM segment's net sales were $664.1 million in 2009 compared with $1.18 billion in 2008. The decrease was due primarily to lower sales volume and lower net selling prices resulting from lower average costs of raw materials. Of the $512.8 million decrease in net sales, approximately $343.8 million was attributable to lower unit volume and approximately $134.5 million was due to lower net selling prices in the segment's core product lines of brass rod, forgings, and commercial tube. Cost of goods sold declined to $590.4 million in 2009 from $1.09 billion in 2008, which was also due to the decline in sales volume and average costs of raw material. Depreciation and amortization remained relatively consistent. Selling, general, and administrative expenses were $20.5 million in 2009 compared with $23.6 million in 2008. The decrease is due primarily to reduced bad debt expense of $2.2 million and decreased employment costs of $1.7 million associated with headcount reductions. Operating income decreased from $45.3 million in 2008 to $28.7 million in 2009, due primarily to lower sales volumes and increased impairment charges (primarily pertaining to goodwill) of $10.3 million, partially offset by improved unit spreads at the segment's brass rod operations and reduced employment costs.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents increased to $394.1 million at December 25, 2010, from $346.0 million at December 26, 2009, for a net increase of $48.1 million. Major components of the 2010 change included $56.4 million of cash provided by operating activities, $2.0 million of cash used in investing activities and $6.4 million of cash used in financing activities.

The primary components of cash provided by operating activities were consolidated net income of $87.5 million, insurance settlements of $22.7 million, changes in working capital, and non-cash adjustments primarily consisting of depreciation and amortization of $40.7 million. Major changes in working capital included a $46.5 million increase in trade accounts receivable, $17.2 million increase in inventories and a $4.9 million increase in current liabilities. Increases in the components of working capital, specifically accounts receivable and inventory, were primarily the result of rising raw material prices.

The Company spent approximately $1.9 million during 2010 for environmental matters. As of December 25, 2010, the Company expects to spend $1.6 million in 2011, $1.0 million in 2012, $1.0 million in 2013, $1.0 million in 2014, $0.5 million in 2015, and $9.3 million thereafter for ongoing projects. In addition, the Company has provided $2.5 million to settle its claims related to the Eureka Mills site, of which $250 thousand was paid in December 2010 and the remainder was paid in February 2011. The timing of a potential payment for a $9.5 million settlement offer has not yet been determined.

The major components of net cash used in investing activities during 2010 included $18.7 million used for capital expenditures and $2.0 million used for the acquisition of a business. These uses were partially offset by $18.8 million of insurance proceeds. Net cash used in financing activities totaled $6.4 million, which consists primarily of $15.1 million used for payment of regular quarterly dividends to stockholders of the Company and $0.7 million used for the payment of dividends to noncontrolling stockholders of Mueller-Xingrong. These uses were partially offset by $2.8 million in proceeds from the exercise of incentive stock options and $6.9 million from net funding of the joint venture's credit facility.

The Company has a $200 million unsecured line-of-credit (Credit Facility) which expires in December 2011. At year-end, the Company had no borrowings against the Credit Facility. Approximately $8.8 million in letters of credit were backed by the Credit Facility at the end of 2010. As of December 25, 2010, the Company's total debt was $190.2 million or 18.9 percent of its total capitalization. The Company expects to renew the Credit Facility during 2011.

Covenants contained in the Company's financing obligations require, among other things, the maintenance of minimum levels of tangible net worth and the satisfaction of certain minimum financial ratios. As of December 25, 2010, the Company was in compliance with all of its debt covenants.

Contractual cash obligations of the Company as of December 25, 2010 included the following:

		Payments Due by Year			
(In millions)	Total	2011	2012-2013	2014-2015	Thereafter
Debt	$ 190.2	$ 32.0	$ 2.0	$ 150.2	$ 6.0
Interest on fixed rate debt	35.6	8.9	17.8	8.9	—
Consulting Agreement (1)	6.7	1.3	2.7	2.0	0.7
Operating leases	29.3	6.0	10.2	5.7	7.4
Purchase commitments (2)	203.5	203.5	—	—	—
Total contractual cash obligations	$ 465.3	$ 251.7	$ 32.7	$ 166.8	$ 14.1

(1) See Note 10 to Consolidated Financial Statements. For the purposes of this disclosure, the Company assumed the Consulting Agreement is effective immediately.

(2) The Company has contractual supply commitments for raw materials totaling $196.3 million at year end prices; these contracts contain variable pricing based on Comex and the London Metals Exchange (LME). These commitments are for purchases of raw materials that are expected to be consumed in the ordinary course of business.

The above obligations will be satisfied with existing cash, the Credit Facility, and cash generated by operations. Cash flows to fund pension and other postretirement benefit obligations were $4.1 million in 2010 and $4.4 million in 2009. The Company has no off-balance sheet financing arrangements except for the operating leases identified above.

Fluctuations in the cost of copper and other raw materials affect the Company's liquidity. Changes in material costs directly impact components of working capital, primarily inventories and accounts receivable. The price of copper has fluctuated significantly and averaged approximately $3.13 in 2008, $2.35 in 2009, and $3.43 in 2010. During the fourth quarter of 2008, the price of copper declined significantly to $1.27 per pound by the end of 2008; however, the average price of copper increased each month during 2009 and was $3.27 per pound at the end of 2009. During 2010, the price of copper steadily increased each month, with the exception of June, and was $4.25 per pound at the end of 2010.

The Company's Board of Directors declared a regular quarterly dividend of 10 cents per share on its common stock during each quarter of 2010, 2009, and 2008. Payment of dividends in the future is dependent upon the Company's financial condition, cash flows, capital requirements, earnings, and other factors.

Management believes that cash provided by operations, the Credit Facility, and currently available cash of $394.1 million will be adequate to meet the Company's normal future capital expenditure and operational needs. The Company's current ratio (current assets divided by current liabilities) was 4.7 to 1 as of December 25, 2010.

The Company's Board of Directors has extended, until October 2011, its authorization to repurchase up to ten million shares of the Company's common stock through open market transactions or through privately negotiated transactions. The Company has no obligation to repurchase any shares and may cancel, suspend, or extend the time period for the repurchase of shares at any time. Any repurchases will be funded primarily through existing cash and cash from operations. The Company may hold any shares repurchased in treasury or use a portion of the repurchased shares for employee benefit plans, as well as for other corporate purposes. From its initial authorization in 1999 through December 25, 2010, the Company had repurchased approximately 2.4 million shares under this authorization. In addition, the Company may repurchase portions of its 6% Subordinated Debentures through open market transactions or through privately negotiated transactions.

MARKET RISKS

The Company is exposed to market risks from changes in raw material and energy costs, interest rates, and foreign currency exchange rates. To reduce such risks, the Company may periodically use financial instruments. Hedging transactions are authorized and executed pursuant to policies and procedures. Further, the Company does not buy or sell financial instruments for trading purposes. A discussion of the Company's accounting for derivative instruments and hedging activities is included in the Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements.

Cost and Availability of Raw Materials and Energy

Raw materials, primarily copper and brass, represent the largest component of the Company's variable costs of production. The cost of these materials is subject to global market fluctuations caused by factors beyond the Company's control. Significant increases in the cost of metal, to the extent not reflected in prices for the Company's finished products, or the lack of availability could materially and adversely affect the Company's business, results of operations and financial condition.

The Company occasionally enters into forward fixed-price arrangements with certain customers. The Company may utilize futures contracts to hedge risks associated with forward fixed-price arrangements. The Company may also utilize futures contracts to manage price risk associated with inventory. Depending on the nature of the hedge, changes in the fair value of the futures contracts will either be offset against the change in fair value of the inventory through earnings or recognized as a component of accumulated other comprehensive income (OCI) and reflected in earnings upon the sale of inventory. Periodic value fluctuations of the contracts generally offset the value fluctuations of the underlying fixed-price transactions or inventory. At year-end, the Company held open futures contracts to purchase approximately $10.5 million of copper over the next twelve months related to fixed-price sales orders.

Futures contracts may also be used to manage price risk associated with natural gas purchases. The effective portion of gains and losses with respect to these positions are deferred in equity as a component of OCI and reflected in earnings upon consumption of natural gas. Periodic value fluctuations of the contracts generally offset the value fluctuations of the underlying natural gas prices. There were no open contracts to purchase natural gas at December 25, 2010.

Interest Rates

At December 25, 2010 and December 26, 2009, the fair value of the Company's debt was estimated at $189.9 million and $181.8 million, respectively, primarily using market yields and taking into consideration the underlying terms of the debt. Such fair value was less than the carrying value of debt at December 25, 2010 and December 26, 2009 by $0.4 million and $0.7 million, respectively. Market risk is estimated as the potential change in fair value resulting from a hypothetical 10 percent decrease in interest rates and amounted to $2.8 million at December 25, 2010 and $3.4 million at December 26, 2009.

The Company had variable-rate debt outstanding of $42.1 million at December 25, 2010 and $34.4 million at December 26, 2009. At these borrowing levels, a hypothetical 10 percent increase in interest rates would have had an insignificant unfavorable impact on the Company's pre-tax earnings and cash flows. The primary interest rate exposures on floating-rate debt are based on LIBOR and the base-lending rate published by the People's Bank of China.

Foreign Currency Exchange Rates

Foreign currency exposures arising from transactions include firm commitments and anticipated transactions denominated in a currency other than an entity's functional currency. The Company and its subsidiaries generally enter into transactions denominated in their respective functional currencies. The Company may utilize certain futures contracts or forward contracts with financial institutions to hedge foreign currency transactional exposures. Gains and losses with respect to these positions are deferred in equity as a component of OCI and reflected in earnings upon collection of receivables. At December 25, 2010, the Company had open forward contracts with a financial institution to sell approximately $3.6 million Canadian dollars through February 2011.

The Company's primary foreign currency exposure arises from foreign-denominated revenues and profits and their translation into U.S. dollars. The primary currencies to which the Company is exposed include the Canadian dollar, the British pound sterling, the euro, the Mexican peso, and the Chinese renminbi. The Company generally views as long-term its investments in foreign subsidiaries with a functional currency other than the U.S. dollar. As a result, the Company generally does not hedge these net investments. The net investment in foreign subsidiaries translated into U.S. dollars using the year-end exchange rates was $188.2 million at December 25, 2010 and $150.9 million at December 26, 2009. The potential loss in value of the Company's net investment in foreign subsidiaries resulting from a hypothetical 10 percent adverse change in quoted foreign currency exchange rates at December 25, 2010 and December 26, 2009 amounted to $18.8 million and $15.1 million, respectively. This change would be reflected in the foreign currency translation component of OCI in the equity section of the Company's Consolidated Balance Sheets, until the foreign subsidiaries are sold or otherwise disposed.

During 2010, exchange rates with respect to many foreign currencies fluctuated significantly with respect to the U.S. dollar. The Company has significant investments in foreign operations whose functional currency is the British pound sterling and the Mexican peso. The British pound sterling decreased approximately three percent and the Mexican peso increased approximately five percent relative to the U.S. dollar during 2010. The resulting foreign currency translation gains and losses are recorded as a component of OCI.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States. Application of these principles requires the Company to make estimates, assumptions, and judgments that affect the amounts reported in the Consolidated Financial Statements. Management believes the most complex and sensitive judgments, because of their significance to the Consolidated Financial Statements, result primarily from the need to make estimates about the effects of matters which are inherently uncertain. The accounting policies and estimates that are most critical to aid in understanding and evaluating the results of operations and financial position of the Company include the following:

Inventory Valuation

The Company's inventories are valued at the lower-of-cost-or-market. The material component of its U.S. copper tube and copper fittings inventories is valued on a LIFO basis. Other manufactured inventories, including the non-material components of U.S. copper tube and copper fittings, are valued on a FIFO basis. Certain inventories purchased for resale are valued on an average cost basis. Elements of cost in finished goods inventory in addition to the cost of material include depreciation, amortization, utilities, consumable production supplies, maintenance, production wages, and transportation costs.

The market price of copper cathode and scrap are subject to volatility. During periods when open market prices decline below net book value, the Company may need to provide an allowance to reduce the carrying value of its inventory. In addition, certain items in inventory may be considered obsolete and, as such, the Company may establish an allowance to reduce the carrying value of those items to their net realizable value. Changes in these estimates related to the value of inventory, if any, may result in a materially adverse impact on the Company's reported financial position or results of operations. The Company recognizes the impact of any changes in estimates, assumptions, and judgments in income in the period in which it is determined.

Goodwill

Goodwill represents cost in excess of fair values assigned to the underlying net assets of acquired businesses. Goodwill is subject to impairment testing, which is performed by the Company as of the first day of the fourth quarter of each fiscal year, unless circumstances dictate more frequent testing. For testing purposes, the Company uses components of its operating segments; components of a segment having similar economic characteristics are combined. The annual impairment test is a two-step process. The first step is the estimation of fair value of reporting units that have goodwill. If this estimate indicates that impairment potentially exists, the second step (step two) is performed. Step two, used to measure the amount of goodwill impairment loss, compares the implied fair value of goodwill to the carrying value. In step two the Company is required to allocate the fair value of each reporting unit, as determined in step one, to the fair value of the reporting unit's assets and liabilities, including unrecognized intangible assets and corporate allocation where applicable, in a hypothetical purchase price allocation as if the reporting unit had been purchased on that date. If the implied fair value of goodwill is less than the carrying value, an impairment charge is recorded. Inputs to that model include various estimates, including cash flow projections and assumptions. Some of the inputs are highly subjective and are affected by changes in business conditions and other factors. Changes in any of the inputs could have an effect on future tests and result in material impairment charges.

Income Taxes

Deferred income tax assets and liabilities are recognized when differences arise between the treatment of certain items for financial statement and tax purposes. Realization of certain components of deferred tax assets is dependent upon the occurrence of future events. The Company records valuation allowances to reduce its deferred tax assets to the amount it believes is more likely than not to be realized. These valuation allowances can be impacted by changes in tax laws, changes to statutory tax rates, and future taxable income levels and are based on the Company's judgment, estimates, and assumptions. In the event the Company were to determine that it would not be able to realize all or a portion of the net deferred tax assets in the future, the Company would increase the valuation allowance through a charge to income tax expense in the period that such determination is made. Conversely, if the Company were to determine that it would be able to realize its deferred tax assets in the future, in excess of the net carrying amounts, the Company would decrease the recorded valuation allowance through a decrease to income tax expense in the period that such determination is made.

The Company provides for uncertain tax positions and the related interest and penalties, if any, based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. Tax benefits for uncertain tax positions that are recognized in the financial statements are measured as the largest amount of benefit, determined on a cumulative probability basis, that is more likely than not to be realized upon ultimate settlement. To the extent the Company prevails in matters for which a liability for an uncertain tax position is established or is required to pay amounts in excess of the liability, the Company's effective tax rate in a given financial statement period may be affected.

Environmental Reserves

The Company recognizes an environmental liability when it is probable the liability exists and the amount is reasonably estimable. The Company estimates the duration and extent of its remediation obligations based upon reports of outside consultants; internal analyses of clean-up costs, and ongoing monitoring costs; communications with regulatory agencies; and changes in environmental law. If the Company were to determine that its estimates of the duration or extent of its environmental obligations were no longer accurate, the Company would adjust its environmental liabilities accordingly in the period that such determination is made. Estimated future expenditures for environmental remediation are not discounted to their present value. Accrued environmental liabilities are not reduced by potential insurance reimbursements.

Environmental expenses that relate to ongoing operations are included as a component of cost of goods sold. Environmental expenses related to non-operating properties are included in other (expense) income, net in the Consolidated Statements of Income.

Allowance for Doubtful Accounts

The Company provides an allowance for receivables that may not be fully collected. In circumstances where the Company is aware of a customer's inability to meet its financial obligations (e.g., bankruptcy filings or substantial downgrading of credit ratings), it records a reserve for bad debts against amounts due to reduce the net recognized receivable to the amount it believes most likely will be collected. For all other customers, the Company recognizes reserves for bad debts based on its historical collection experience. If circumstances change (e.g., greater than expected defaults or an unexpected material change in a major customer's ability to meet its financial obligations), the Company's estimate of the recoverability of amounts due could be changed by a material amount.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Annual Report contains various forward-looking statements and includes assumptions concerning the Company's operations, future results, and prospects. These forward-looking statements are based on current expectations and are subject to risk and uncertainties. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company provides the following cautionary statement identifying important economic, political, and technological factors, among others, the absence of which could cause actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions.

In addition to those factors discussed under "Risk Factors" in this Annual Report on Form 10-K, such factors include: (i) the current and projected future business environment, including interest rates and capital and consumer spending; (ii) the domestic housing and commercial construction industry environment; (iii) the impact of the recent economic decline; (iv) availability and price fluctuations in commodities (including copper, natural gas, and other raw materials, including crude oil that indirectly affects plastic resins); (v) competitive factors and competitor responses to the Company's initiatives; (vi) stability of government laws and regulations, including taxes; (vii) availability of financing; and (viii) continuation of the environment to make acquisitions, domestic and foreign, including regulatory requirements and market values of candidates.

MUELLER INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 25, 2010, December 26, 2009, and December 27, 2008

(In thousands, except per share data)	2010	2009	2008
Net sales	$ 2,059,797	$ 1,547,225	$ 2,558,448
Cost of goods sold	1,774,811	1,327,022	2,233,123
Depreciation and amortization	40,364	41,568	44,345
Selling, general, and administrative expense	131,211	116,660	136,884
Insurance settlements	(22,736)	—	—
Impairment charges	—	29,755	18,000
Operating income	136,147	32,220	126,096
Interest expense	(11,647)	(9,963)	(19,050)
Other (expense) income, net	(2,650)	872	13,896
Income before income taxes	121,850	23,129	120,942
Income tax expense	(34,315)	(17,792)	(38,332)
Consolidated net income	87,535	5,337	82,610
Less net income attributable to noncontrolling interest	(1,364)	(662)	(1,796)
Net income attributable to Mueller Industries, Inc.	$ 86,171	$ 4,675	$ 80,814
Weighted average shares for basic earnings per share	37,672	37,336	37,123
Effect of dilutive stock-based awards	97	88	186
Adjusted weighted average shares for diluted earnings per share	37,769	37,424	37,309
Basic earnings per share	$ 2.29	$ 0.13	$ 2.18
Diluted earnings per share	$ 2.28	$ 0.12	$ 2.17
Dividends per share	$ 0.40	$ 0.40	$ 0.40

See accompanying notes to consolidated financial statements.

MUELLER INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEETS
As of December 25, 2010 and December 26, 2009

(In thousands, except share data)	2010	2009
Assets		
Current assets:		
Cash and cash equivalents	$ 394,139	$ 346,001
Accounts receivable, less allowance for doubtful accounts of $5,447 in 2010 and $5,947 in 2009	269,258	228,739
Inventories	209,892	191,262
Current deferred income taxes	19,227	18,491
Other current assets	19,798	24,350
Total current assets	912,314	808,843
Property, plant, and equipment, net	229,498	250,395
Goodwill	102,250	102,250
Other assets	14,934	18,653
Total Assets	$ 1,258,996	$ 1,180,141
Liabilities		
Current liabilities:		
Current portion of debt	$ 32,020	$ 24,325
Accounts payable	67,849	73,837
Accrued wages and other employee costs	33,338	24,829
Other current liabilities	61,920	60,379
Total current liabilities	195,127	183,370
Long-term debt, less current portion	158,226	158,226
Pension liabilities	18,249	20,715
Postretirement benefits other than pensions	22,690	23,605
Environmental reserves	23,902	23,268
Deferred income taxes	24,081	31,128
Other noncurrent liabilities	824	887
Total liabilities	443,099	441,199
Equity		
Mueller Industries, Inc. stockholders' equity:		
Preferred stock - $1.00 par value; shares authorized 5,000,000; none outstanding	—	—
Common stock - $.01 par value; shares authorized 100,000,000; issued 40,091,502; outstanding 37,854,760 in 2010 and 37,649,584 in 2009	401	401
Additional paid-in capital	263,233	262,166
Retained earnings	611,279	540,218
Accumulated other comprehensive loss	(37,046)	(36,104)
Treasury common stock, at cost	(49,131)	(53,514)
Total Mueller Industries, Inc. stockholders' equity	788,736	713,167
Noncontrolling interest	27,161	25,775
Total equity	815,897	738,942
Commitments and contingencies	—	—
Total Liabilities and Equity	$ 1,258,996	$ 1,180,141

See accompanying notes to consolidated financial statements.

MUELLER INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 25, 2010, December 26, 2009, and December 27, 2008

(In thousands)	2010	2009	2008
Operating activities:			
Consolidated net income	$ 87,535	$ 5,337	$ 82,610
Reconciliation of net income to net cash provided by operating activities:			
Depreciation	39,656	40,867	43,666
Amortization of intangibles	708	701	679
Amortization of Subordinated Debenture costs	288	190	539
Stock-based compensation expense	2,877	2,633	2,915
Insurance settlements	(22,736)	—	—
Insurance proceeds – noncapital related	5,561	7,338	4,954
Income tax benefit from exercise of stock options	(145)	(203)	(92)
Impairment charges	—	29,755	18,000
Deferred income taxes	(6,627)	(2,554)	(4,465)
Provision for doubtful accounts receivable	4,763	506	2,654
Gain on early retirement of debt	—	(128)	(21,575)
Loss on disposal of properties	756	683	598
Changes in assets and liabilities, net of business acquired:			
Receivables	(46,494)	(6,988)	89,051
Inventories	(17,248)	22,699	44,591
Other assets	2,974	(505)	(3,027)
Current liabilities	4,913	(21,161)	(89,538)
Other liabilities	(623)	(1,808)	12,741
Other, net	199	26	1,459
Net cash provided by operating activities	56,357	77,388	185,760
Investing activities:			
Capital expenditures	(18,678)	(13,942)	(22,261)
Acquisition of business	(2,021)	—	—
Proceeds from sales of properties	71	611	81
Net (deposits into) withdrawals from restricted cash balances	(156)	7,013	(10,945)
Insurance proceeds	18,798	—	—
Net cash used in investing activities	(1,986)	(6,318)	(33,125)
Financing activities:			
Repayments of long-term debt	—	(370)	(126,877)
Dividends paid to stockholders of Mueller Industries, Inc.	(15,074)	(14,944)	(14,847)
Dividends paid to noncontrolling interests	(741)	(1,449)	—
Issuance (repayment) of debt by joint venture, net	6,848	131	(25,564)
Acquisition of treasury stock	(418)	(870)	(32)
Issuance of shares under incentive stock option plans from treasury	2,846	9,145	1,167
Income tax benefit from exercise of stock options	145	203	92
Net cash used in financing activities	(6,394)	(8,154)	(166,061)
Effect of exchange rate changes on cash	161	4,225	(16,332)
Increase (decrease) in cash and cash equivalents	48,138	67,141	(29,758)
Cash and cash equivalents at the beginning of the year	346,001	278,860	308,618
Cash and cash equivalents at the end of the year	$ 394,139	$ 346,001	$ 278,860

For supplemental disclosures of cash flow information, see Notes 1, 5, 7, and 14.

See accompanying notes to consolidated financial statements.

MUELLER INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Years Ended December 25, 2010, December 26, 2009, and December 27, 2008

(In thousands)	2010 Shares	2010 Amount	2009 Shares	2009 Amount	2008 Shares	2008 Amount
Common stock:						
Balance at beginning of year	40,092	$ 401	40,092	$ 401	40,092	$ 401
Balance at end of year	40,092	$ 401	40,092	$ 401	40,092	$ 401
Additional paid-in capital:						
Balance at beginning of year		$ 262,166		$ 262,378		$ 259,611
Issuance of shares under incentive stock option plans		(394)		(1,295)		(240)
Stock-based compensation expense		2,877		2,633		2,915
Income tax benefit from exercise of stock options		145		203		92
Write-off of excess tax benefits arising from the exercise of stock options		—		(353)		—
Issuance of restricted stock		(1,561)		(1,400)		—
Balance at end of year		$ 263,233		$ 262,166		$ 262,378
Retained earnings:						
Balance at beginning of year		$ 540,218		$ 550,501		$ 484,534
Net income attributable to Mueller Industries, Inc.		86,171		4,675		80,814
Dividends paid or payable to stockholders of Mueller Industries, Inc.		(15,110)		(14,958)		(14,847)
Balance at end of year		$ 611,279		$ 540,218		$ 550,501
Accumulated other comprehensive (loss) income:						
Foreign currency translation		$ (977)		$ 13,278		$ (51,701)
Net change with respect to derivative instruments and hedging activities, net of tax of $(191), $(1,794), and $1,347		376		4,097		(3,819)
Net actuarial loss on pension and postretirement obligations, net of tax of $1,631, $2,138, and $14,867		(402)		(5,655)		(26,542)
Other, net		61		289		2,141
Total other comprehensive (loss) income attributable to Mueller Industries, Inc.		(942)		12,009		(79,921)
Balance at beginning of year		(36,104)		(48,113)		31,808
Balance at end of year		$ (37,046)		$ (36,104)		$ (48,113)

MUELLER INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(continued)
Years Ended December 25, 2010, December 26, 2009, and December 27, 2008

	2010		2009		2008	
(In thousands)	Shares	Amount	Shares	Amount	Shares	Amount
Treasury stock:						
Balance at beginning of year	2,442	$ (53,514)	2,949	$ (64,484)	3,012	$ (65,859)
Issuance of shares under incentive stock option plans	(149)	3,240	(477)	10,440	(65)	1,407
Repurchase of common stock	15	(418)	34	(870)	2	(32)
Issuance of restricted stock	(71)	1,561	(64)	1,400	—	—
Balance at end of year	2,237	$ (49,131)	2,442	$ (53,514)	2,949	$ (64,484)
Noncontrolling interest:						
Balance at beginning of year		$ 25,775		$ 24,582		$ 22,765
Net income attributable to noncontrolling interest		1,365		662		1,796
Dividends paid to noncontrolling interests		(741)		(1,449)		—
Net change with respect to derivative instruments and hedging activities, net of tax of $(279) and $279		—		1,952		(1,952)
Foreign currency translation		762		28		1,973
Balance at end of year		$ 27,161		$ 25,775		$ 24,582
Comprehensive income:						
Consolidated net income		$ 87,535		$ 5,337		$ 82,610
Consolidated other comprehensive income (loss)		(180)		13,989		(79,900)
Consolidated comprehensive income		87,355		19,326		2,710
Less: comprehensive income attributable to noncontrolling interest		(2,127)		(2,642)		(1,817)
Comprehensive income attributable to Mueller Industries, Inc.		$ 85,228		$ 16,684		$ 893

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Nature of Operations

The principal business of Mueller Industries, Inc. is the manufacture and sale of copper tube and fittings; brass and copper alloy rod, bar, and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; plastic pipe, fittings and valves; steel nipples; refrigeration valves and fittings; fabricated tubular products; and gas valves and assemblies. The Company also resells imported brass and plastic plumbing valves, malleable iron fittings, faucets, and plumbing specialty products. The Company markets its products to the HVAC, plumbing, refrigeration, hardware, and other industries. Mueller's operations are located throughout the United States and in Canada, Mexico, Great Britain, and China.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Mueller Industries, Inc. and its majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The noncontrolling interest represents a separate private ownership of 49.5 percent of Mueller-Xingrong.

Revenue Recognition

Revenue is recognized when title and risk of loss passes to the customer, provided collection is determined to be probable and no significant obligations remain for the Company. Estimates for future rebates on certain product lines and product returns are recognized in the period which the revenue is recorded. The cost of shipping product to customers is expensed as incurred as a component of cost of goods sold.

Cash Equivalents

Temporary investments with original maturities of three months or less are considered to be cash equivalents. These investments are stated at cost. At December 25, 2010 and December 26, 2009, temporary investments consisted of money market mutual funds, commercial paper, bank repurchase agreements, and U.S. and foreign government securities totaling $315.9 million and $245.4 million, respectively. Included in other current assets is restricted cash of $9.2 million and $9.3 million at December 25, 2010 and December 26, 2009, respectively. These amounts represent required deposits into brokerage accounts that facilitate the Company's hedging activities and deposits that secure certain short-term notes issued under Mueller-Xingrong's credit facility.

Allowance for Doubtful Accounts

The Company provides an allowance for receivables that may not be fully collected. In circumstances where the Company is aware of a customer's inability to meet its financial obligations (e.g., bankruptcy filings or substantial downgrading of credit ratings), it records a reserve for bad debts against amounts due to reduce the net recognized receivable to the amount it believes most likely will be collected. For all other customers, the Company recognizes reserves for bad debts based on its historical collection experience. If circumstances change (e.g., greater than expected defaults or an unexpected material change in a major customer's ability to meet its financial obligations), the Company's estimate of the recoverability of amounts due could be changed by a material amount.

Inventories

The Company's inventories are valued at the lower-of-cost-or-market. The material component of its U.S. copper tube and copper fittings inventories is valued on a LIFO basis. Other manufactured inventories, including the non-material components of U.S. copper tube and copper fittings, are valued on a FIFO basis. Certain inventories purchased for resale are valued on an average cost basis. Elements of cost in finished goods inventory in addition to the cost of material include depreciation, amortization, utilities, consumable production supplies, maintenance, production wages, and transportation costs.

The market price of copper cathode and scrap is subject to volatility. During periods when open market prices decline below net book value, the Company may need to provide an allowance to reduce the carrying value of its inventory. In addition, certain items in inventory may be considered obsolete and, as such, the Company may establish an allowance to reduce the carrying value of those items to their net realizable value. Changes in these estimates related to the value of inventory, if any, may result in a materially adverse impact on the Company's reported financial position or results of operations. The Company recognizes the impact of any changes in estimates, assumptions, and judgments in income in the period in which it is determined.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. Depreciation of buildings, machinery, and equipment is provided on the straight-line method over the estimated useful lives ranging from 20 to 40 years for buildings and five to 20 years for machinery and equipment. Leasehold improvements are amortized over the lesser of their useful life or the remaining lease term. Repairs and maintenance are expensed as incurred.

The Company evaluates the carrying value of property, plant, and equipment whenever a change in circumstances indicates that the carrying value may not be recoverable from the undiscounted future cash flows from operations. If an impairment exists, the net book values are reduced to fair values as warranted.

Goodwill

Goodwill represents cost in excess of fair values assigned to the underlying net assets of acquired businesses. Goodwill is subject to impairment testing, which is performed by the Company as of the first day of the fourth quarter of each fiscal year, unless circumstances dictate more frequent testing. For testing purposes, the Company defines reporting units as components of its operating segments; components of a segment having similar economic characteristics are combined. The annual impairment test is a two-step process. The first step is the estimation of fair value of reporting units that have goodwill. If this estimate indicates that impairment potentially exists, the second step (step two) is performed. Step two, used to measure the amount of goodwill impairment loss, compares the implied fair value of goodwill to the carrying value. In step two the Company is required to allocate the fair value of each reporting unit, as determined in step one, to the fair value of the reporting unit's assets and liabilities, including unrecognized intangible assets and corporate allocation where applicable, in a hypothetical purchase price allocation as if the reporting unit had been purchased on that date. If the implied fair value of goodwill is less than the carrying value, an impairment charge is recorded. As discussed in Note 4, impairment charges were recognized in 2009 and 2008. There can be no assurance that additional goodwill impairment will not occur in the future.

Self-Insurance Accruals

The Company is primarily self-insured for workers' compensation claims and benefits paid under certain employee health care programs. Accruals are primarily based on estimated undiscounted cost of claims, which includes incurred but not reported claims, and are classified as accrued wages and other employee costs.

Environmental Reserves and Environmental Expenses

The Company recognizes an environmental liability when it is probable the liability exists and the amount is reasonably estimable. The Company estimates the duration and extent of its remediation obligations based upon reports of outside consultants; internal analyses of clean-up costs and ongoing monitoring costs; communications with regulatory agencies; and changes in environmental law. If the Company were to determine that its estimates of the duration or extent of its environmental obligations were no longer accurate, the Company would adjust its environmental liabilities accordingly in the period that such determination is made. Estimated future expenditures for environmental remediation are not discounted to their present value. Accrued environmental liabilities are not reduced by potential insurance reimbursements.

Environmental expenses that relate to ongoing operations are included as a component of cost of goods sold. Environmental expenses related to non-operating properties are included in other (expense) income, net on the Consolidated Statements of Income.

Earnings Per Share

Basic earnings per share is computed based on the weighted average number of common shares outstanding. Diluted earnings per share reflects the increase in weighted average common shares outstanding that would result from the assumed exercise of outstanding stock options and vesting of restricted stock awards calculated using the treasury stock method. Approximately 1.3 million, 1.2 million, and 1.3 million stock options were excluded from the computation of diluted earnings per share in 2010, 2009, and 2008, respectively, as the options' exercise price was higher than the average market price of the Company's stock.

Income Taxes

Deferred income tax assets and liabilities are recognized when differences arise between the treatment of certain items for financial statement and tax purposes. Realization of certain components of deferred tax assets is dependent upon the occurrence of future events. The Company records valuation allowances to reduce its deferred tax assets to the amount it believes is more likely than not to be realized. These valuation allowances can be impacted by changes in tax laws, changes to statutory tax rates, and future taxable income levels and are based on the Company's judgment, estimates, and assumptions regarding those future events. In the event the Company were to determine that it would not be able to realize all or a portion of the net deferred tax assets in the future, the Company would increase the valuation allowance through a charge to income tax expense in the period that such determination is made. Conversely, if the Company were to determine that it would be able to realize its deferred tax assets in the future, in excess of the net carrying amounts, the Company would decrease the recorded valuation allowance through a decrease to income tax expense in the period that such determination is made.

The Company provides for uncertain tax positions and the related interest and penalties, if any, based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. Tax benefits for uncertain tax positions that are recognized in the financial statements are measured as the largest amount of benefit, determined on a cumulative probability basis, that is more likely than not to be realized upon ultimate settlement. To the extent the Company prevails in matters for which a liability for an uncertain tax position is established or is required to pay amounts in excess of the liability, the Company's effective tax rate in a given financial statement period may be affected.

Taxes Collected from Customers and Remitted to Governmental Authorities

Taxes assessed by a governmental authority that are directly imposed on a revenue producing transaction between the Company and its customers, primarily value added taxes in foreign jurisdictions, are accounted for on a net (excluded from revenues and costs) basis.

Stock-Based Compensation

The Company has in effect stock incentive plans under which stock-based awards have been granted to certain employees and members of its board of directors. Stock-based compensation expense is recognized in the Consolidated Statements of Income as a component of selling, general, and administrative expense based on the grant date fair value of the awards.

Concentrations of Credit and Market Risk

Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company's customer base, and their dispersion across different geographic areas and different industries, including HVAC, plumbing, refrigeration, hardware, automotive, OEMs, and others.

The Company minimizes its exposure to base metal price fluctuations through various strategies. Generally, it prices an equivalent amount of copper raw material, under flexible pricing arrangements it maintains with its suppliers, at the time it determines the selling price of finished products to its customers.

Derivative Instruments and Hedging Activities

The Company has utilized futures contracts to manage the volatility related to purchases of copper and natural gas, and certain transactions denominated in foreign currencies. In addition, the Company has, in the past, reduced its exposure to increases in interest rates by entering into an interest rate swap contract. These contracts have been designated as cash flow hedges. The Company has also utilized futures contracts to protect the value of its copper inventory on hand and firm commitments to purchase copper through fair value hedges. The Company accounts for financial derivative instruments by applying hedge accounting rules. These rules require the Company to recognize all derivatives, as defined, as either assets or liabilities measured at fair value. If the derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized as a component of OCI until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. Gains and losses recognized by the Company related to the ineffective portion of its hedging instruments, as well as gains and losses related to the portion of the hedging instruments excluded from the assessment of hedge effectiveness, were not material to the Company's Consolidated Financial Statements. Should these contracts no longer meet hedge criteria either through lack of effectiveness or because the hedged transaction is not probable of occurring, all deferred gains and losses related to the hedge will be immediately reclassified from OCI into earnings. Depending on position, the unrealized gain or loss on futures contracts are classified as other current assets or other current liabilities in the Consolidated Balance Sheets, and any changes thereto are recorded in changes in assets and liabilities in the Consolidated Statements of Cash Flows.

The Company primarily executes derivative contracts with major financial institutions. These counterparties expose the Company to credit risk in the event of non-performance. The amount of such exposure is limited to the fair value of the contract plus the unpaid portion of amounts due to the Company pursuant to terms of the derivative instruments, if any. If a downgrade in the credit rating of these counterparties occurs, management believes that this exposure is mitigated by provisions in the derivative arrangements which allow for the legal right of offset of any amounts due to the Company from the counterparties with any amounts payable to the counterparties by the Company. As a result, management considers the risk of loss from counterparty default to be minimal.

Fair Value of Financial Instruments

The carrying amounts for cash and cash equivalents, accounts receivable, and accounts payable approximate fair value due to the short-term maturity of these instruments. Primarily using market yields, the fair value of the Company's debt instruments were estimated to be $189.9 million and $181.8 million at December 25, 2010 and December 26, 2009, respectively. Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument (Level 2 hierarchy as defined by ASC 820, *Fair Value Measurements and Disclosures* (ASC 820)).

Foreign Currency Translation

For foreign subsidiaries in which the functional currency is other than the U.S. dollar, balance sheet accounts are translated at exchange rates in effect at the end of the year and income statement accounts are translated at average exchange rates for the year. Translation gains and losses are included in equity as a component of OCI. Included in the Consolidated Statements of Income were transaction losses of $2.2 million in 2010, $0.2 million in 2009, and $0.7 million in 2008.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recently Issued Accounting Standards

In June 2009, the Financial Accounting Standards Board amended its accounting guidance on the consolidation of variable interest entities (VIE). Among other things, the new guidance requires a qualitative rather than a quantitative assessment to determine the primary beneficiary of a VIE based on whether the entity (i) has the power to direct matters that most significantly impact the activities of the VIE and (ii) has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The amended guidance also requires an ongoing reconsideration of the primary beneficiary. The provisions of this new guidance were effective as of the beginning of 2010. The adoption had no impact on the Company's Consolidated Financial Statements.

Reclassifications

Certain amounts in the 2009 and 2008 Consolidated Statements of Cash Flows have been reclassified to conform to the current year presentation.

Note 2 – Inventories

(In thousands)	2010	2009
Raw materials and supplies	$ 47,737	$ 32,593
Work-in-process	34,784	37,923
Finished goods	131,921	126,184
Valuation reserves	(4,550)	(5,438)
Inventories	$ 209,892	$ 191,262

Inventories valued using the LIFO method totaled $21.2 million at December 25, 2010 and $21.9 million at December 26, 2009. At December 25, 2010 and December 26, 2009, the approximate FIFO cost of such inventories was $126.8 million and $98.1 million, respectively. Additionally, the Company records certain inventories purchased for resale on an average cost basis. The values of those inventories were $36.4 million at December 25 2010 and $34.2 million at December 26, 2009.

During 2010 and 2008 inventory quantities valued using the LIFO method declined which resulted in liquidation of LIFO inventory layers. The effect of liquidation of LIFO layers decreased cost of sales by approximately $0.6 million, or 1 cent per diluted share after tax, in 2010 and $14.9 million, or 25 cents per diluted share after tax, in 2008. During 2008, certain inventories were written down to the lower-of-cost-or-market. The write-down of approximately $4.9 million, or 8 cents per diluted share after tax during 2008 resulted from the open market price of copper falling below the inventories' net book value.

At December 25, 2010, the FIFO value of inventory consigned to others was $2.6 million compared with $5.4 million at the end of 2009.

Note 3 – Property, Plant, and Equipment, Net

(In thousands)	2010	2009
Land and land improvements	$ 12,150	$ 12,492
Buildings	115,919	112,677
Machinery and equipment	558,775	577,595
Construction in progress	4,445	2,643
	691,289	705,407
Less accumulated depreciation	(461,791)	(455,012)
Property, plant, and equipment, net	$ 229,498	$ 250,395

Note 4 – Goodwill

The changes in the carrying amount of goodwill were as follows:

(In thousands)	Plumbing & Refrigeration Segment	OEM Segment	Total
Balance at December 27, 2008:			
Goodwill	$ 139,971	$ 9,971	$ 149,942
Accumulated impairment	(20,756)	—	(20,756)
	119,215	9,971	129,186
Foreign currency translation adjustment	1,713	—	1,713
Impairment charge	(18,678)	(9,971)	(28,649)
Balance at December 26, 2009 and December 25, 2010:			
Goodwill	141,684	9,971	151,655
Accumulated impairment	(39,434)	(9,971)	(49,405)
	$ 102,250	$ —	$ 102,250

Because there are no observable inputs available (Level 3 hierarchy as defined by ASC 820), the Company estimates fair value of reporting units based on a combination of the market approach and income approach. The market approach measures the fair value of a business through the analysis of publicly traded companies or recent sales of similar businesses. The income approach uses a discounted cash flow model to estimate the fair value of reporting units based on expected cash flows (adjusted for capital investment required to support operations) and a terminal value. This cash flow stream is discounted to its present value to arrive at a fair value for each reporting unit. Future earnings are estimated using the Company's most recent annual projection, applying a growth rate to future periods. The discount rate selected for the reporting units is generally based on rates of return available from alternative investments of similar type and quality at the date of valuation.

There were no impairment charges resulting from the 2010 impairment tests since the estimated fair value substantially exceeded the carrying value. During 2009, the Company incurred impairment charges of $28.6 million. In the Plumbing and Refrigeration segment, the Company recognized goodwill impairment at Mueller Primaflow, the Company's import distribution business located in the U.K. In the OEM segment, the Company recognized goodwill impairment at the following reporting units: (i) Impacts & Micro Gauge, (ii) Gas Products, and (iii) Mueller-Xingrong. The impairment charges resulted from diminished operating results and cash flows due to weak demand and economic conditions of the markets in which the business units participate. The Company reviewed the long-lived assets contained within the impaired reporting units, in accordance with the provisions of ASC 360, *Property, Plant, and Equipment.* The Company determined that the undiscounted cash flows related to these assets or asset groups were in excess of their carrying value and therefore were not impaired.

The 2008 impairment tests resulted in total impairment of goodwill at the Company's Mexican Operations. This impairment charge resulted from the reporting unit's operating results falling short of expectations made at the time the business was acquired.

The projections used to assist in the determination of the fair value of the reporting units were based on the Company's annual operating plan, which is completed in the fourth quarter. Those projections are directly impacted by the condition of the markets in which the Company's businesses participate. For the reporting units included in the Plumbing & Refrigeration segment, the projections reflect, among other things, the decline of the residential construction market over the past several years. The OEM segment is also impacted by the residential construction market. Additionally, this segment is linked to the automotive industry, which has been adversely affected by the recent economic downturn.

Note 5 – Debt

(In thousands)	2010	2009
6% Subordinated Debentures, due 2014	$ 148,176	$ 148,176
2001 Series IRB's with interest at 3.08%, due 2011 through 2021	10,000	10,000
Mueller-Xingrong line of credit with interest at 4.86%, due 2011	32,020	24,325
Other	50	50
	190,246	182,551
Less current portion of debt	(32,020)	(24,325)
Long-term debt	$ 158,226	$ 158,226

On October 26, 2004, as part of a Special Dividend, the Company issued $299.5 million in principal amount of its 6% Subordinated Debentures (the Debentures) due November 1, 2014. Interest on the Debentures is payable semi-annually on May 1 and November 1. The Company may repurchase the Debentures through open market transactions or through privately negotiated transactions. Since issuance of the Debentures, the Company has repurchased and extinguished $151.3 million in principal amount of the Debentures, of which $0.5 million and $149.0 million were repurchased in 2009 and 2008, respectively. The Debentures may be redeemed in whole at any time or in part from time-to-time at the option of the Company at a price of 100 percent of the principal amount.

On December 1, 2006, the Company executed a Credit Agreement (the Agreement) with a syndicate of banks establishing an unsecured $200 million revolving credit facility (the Credit Facility) which matures December 1, 2011. Borrowings under the Credit Facility bear interest, at the Company's option, at LIBOR plus a variable premium or the greater of Prime or the Federal Funds rate plus 0.5 percent. LIBOR advances may be based upon the one, two, three, or six-month LIBOR. The variable premium over LIBOR is based on certain financial ratios, and can range from 27.5 to 67.5 basis points. At December 25, 2010, the premium was 27.5 basis points. Additionally, a facility fee is payable quarterly on the total commitment and varies from 10.0 to 20.0 basis points based upon the Company's capitalization ratio. Availability of funds under the Credit Facility is reduced by the amount of certain outstanding letters of credit, which are used to secure the Company's payment of insurance deductibles and certain retiree health benefits, totaling approximately $8.8 million at December 25, 2010. Terms of the letters of credit are generally one year but are renewable annually. There were no borrowings outstanding as of December 25, 2010.

On July 16, 2010, Mueller-Xingrong entered into a credit agreement (the JV Credit Agreement) with a syndicate of four banks establishing a secured RMB 330 million, or approximately $50 million revolving credit facility with a maturity date of July 16, 2011. The JV Credit Agreement replaced the previous secured RMB 267 million financing agreement that was scheduled to mature on July 18, 2010. Borrowings under the JV Credit Agreement are secured by the real property and equipment of Mueller-Xingrong and bear interest at the latest base-lending rate published by the People's Bank of China (approximately 4.86 percent at December 25, 2010).

Borrowings under the Agreement and the JV Credit Agreement require, among other things, the satisfaction of certain financial ratios. The JV Credit Agreement also requires lender consent for the payment of dividends. At December 25, 2010, the Company was in compliance with all debt covenants.

Aggregate annual maturities of the Company's debt are $32.0 million in 2011, $1.0 million in 2012, $1.0 million in 2013, $149.2 million in 2014, $1.0 million in 2015, and $6.0 million thereafter. Interest paid in 2010, 2009, and 2008 was $11.4 million, $10.1 million, and $19.9 million, respectively. No interest was capitalized in 2010, 2009, or 2008.

Note 6 –Equity

The Company's Board of Directors has extended, until October 2011, its authorization to repurchase up to ten million shares of the Company's common stock through open market transactions or through privately negotiated transactions. The Company has no obligation to purchase any shares and may cancel, suspend, or extend the time period for the purchase of shares at any time. Any purchases will be funded primarily through existing cash and cash from operations. The Company may hold any shares purchased in treasury or use a portion of the repurchased shares for its stock-based compensation plans, as well as for other corporate purposes. From its initial authorization in 1999 through December 25, 2010, the Company had repurchased approximately 2.4 million shares under this authorization.

Components of accumulated other comprehensive loss are as follows:

(In thousands)	2010	2009
Cumulative foreign currency translation adjustment	$ (9,480)	$ (8,503)
Unrecognized prior service cost, net of income tax	(13)	(214)
Unrecognized actuarial net loss, net of income tax	(28,289)	(27,686)
Unrecognized derivative gains, net of income tax	566	190
Unrealized gain on marketable securities, net of income tax	170	109
Accumulated other comprehensive loss	$ (37,046)	$ (36,104)

The change in cumulative foreign currency translation adjustment primarily relates to the Company's investment in foreign subsidiaries and fluctuations in exchange rates between their local currencies and the U.S. dollar. During 2010, the values of the British pound sterling decreased approximately 3 percent and the Mexican peso increased approximately 5 percent relative to the U.S. dollar.

Note 7 – Income Taxes

The components of income (loss) before income taxes were taxed under the following jurisdictions:

(In thousands)	2010	2009	2008
Domestic	$ 88,262	$ 36,478	$ 131,472
Foreign	33,588	(13,349)	(10,530)
Income before income taxes	$ 121,850	$ 23,129	$ 120,942

Income tax expense consists of the following:

(In thousands)	2010	2009	2008
Current tax expense (benefit):			
Federal	$ 32,132	$ 14,834	$ 40,743
Foreign	6,292	3,248	3,356
State and local	2,518	2,264	(1,302)
Current tax expense	40,942	20,346	42,797
Deferred tax (benefit) expense:			
Federal	(4,057)	(4,321)	(3,686)
Foreign	(2,036)	3,893	(3,204)
State and local	(534)	(2,126)	2,425
Deferred tax (benefit) expense	(6,627)	(2,554)	(4,465)
Income tax expense	$ 34,315	$ 17,792	$ 38,332

No provision is made for U.S. income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. It is not practicable to compute the potential deferred tax liability associated with these undistributed foreign earnings.

The difference between the reported income tax expense and a tax determined by applying the applicable U.S. federal statutory income tax rate to income before income taxes is reconciled as follows:

(In thousands)	2010	2009	2008
Expected income tax expense	$ 42,647	$ 8,095	$ 41,701
State and local income tax, net of federal benefit	2,867	2,844	3,920
Effect of foreign statutory rate different from U.S. and other foreign adjustments	(2,143)	435	(1,015)
Valuation allowance changes	(5,496)	52	(246)
U.S. production activities deduction	(2,975)	(700)	(2,275)
Gain on early retirement of debt	—	(45)	(7,551)
Goodwill impairment	—	8,728	6,321
Tax contingency changes	(1,516)	(973)	(1,740)
Other, net	931	(644)	(783)
Income tax expense	$ 34,315	$ 17,792	$ 38,332

During 2010, as a result of income from an insurance settlement in a foreign jurisdiction, the Company utilized a deferred tax asset and released a related valuation allowance of $5.5 million, or 15 cents per diluted share. Additional valuation allowance releases totaled $1.1 million, or 3 cents per diluted share, due to the expectation that certain state tax attributes will be utilized. The Company also added a valuation allowance of $1.1 million, or 3 cents per diluted share, to offset a foreign deferred tax asset generated during the current year. These estimates are highly subjective and could be affected by changes in business conditions and other factors. Changes in any of these factors could have a material impact on future income tax expense.

During 2009, the Company added valuation allowances of $3.6 million, or 10 cents per diluted share, due to the expectation that certain foreign deferred tax assets will not be realized. This expense was partially offset by the reduction of a valuation allowance of $2.6 million, or 7 cents per diluted share, due to an increase in the expected future utilization of a state deferred tax asset and the net reduction of a valuation allowance of $0.9 million, or 2 cents per diluted share, related to a federal deferred tax asset.

The Company reduced valuation allowances during 2008 by $0.2 million due primarily to changes in estimates regarding the expected future utilization of certain tax attributes.

The following summarizes the activity related to the Company's unrecognized tax benefits:

(In thousands)	2010	2009
Beginning balance	$ 11,282	$ 9,546
Increases related to prior year tax positions	134	4,824
Increases related to current year tax positions	47	842
Decreases related to prior year tax positions	(612)	(420)
Decreases related to settlements with taxing authorities	(392)	(226)
Decreases due to lapses in the statute of limitations	(1,894)	(3,284)
Ending balance	$ 8,565	$ 11,282

Federal income tax benefits associated with state tax uncertainties and interest on federal tax uncertainties are recorded as a deferred tax asset. As of December 25, 2010, this asset totaled $0.5 million. Of the $8.6 million total unrecognized tax benefits and $0.7 million of accrued interest, up to $6.4 million could affect the effective tax rate, if recognized. Due to ongoing federal, state, and foreign income tax audits and potential lapses of the statutes of limitations in various taxing jurisdictions, it is reasonably possible that the Company's unrecognized tax benefits and accrued interest may decrease in the next twelve months up to $4.4 million.

The Company includes interest and penalties related to income tax matters as a component of income tax expense. Cumulative potential interest and penalties accrued related to unrecognized tax benefits totaled $0.7 million as of December 25, 2010 and $0.9 million as of December 26, 2009, without consideration of any applicable federal benefit. The net reduction to income tax expense related to penalties and interest was $0.2 million in 2010, $0.7 million in 2009, and $0.3 million in 2008.

The Internal Revenue Service concluded the audit of the Company's 2007 federal income tax return during 2010, the results of which were immaterial. Audit settlements of the 2004 and 2005 years in Mexico resulted in tax expense of $2.0 million, or 5 cents per diluted share. The Company is currently under audit in various state jurisdictions.

The statute of limitations is still open for the Company's federal tax return and most state income tax returns for the 2007 return and all subsequent years. The statutes of limitations for certain state and foreign returns are also open for some earlier tax years due to ongoing audits and differing statute periods. While the Company believes that it is adequately reserved for possible audit adjustments, the final resolution of these examinations cannot be determined with certainty and could result in final settlements that differ from current estimates.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

(In thousands)	2010	2009
Deferred tax assets:		
Accounts receivable	$ 1,961	$ 2,165
Inventories	7,885	5,283
Other postretirement benefits and accrued items	13,889	14,126
Pension	14,764	13,753
Other reserves	13,516	13,670
Federal and foreign tax attributes	6,651	9,010
State tax attributes, net of federal benefit	32,138	32,864
Other	2,062	2,105
Total deferred tax assets	92,866	92,976
Less valuation allowance	(28,714)	(33,812)
Deferred tax assets, net of valuation allowance	64,152	59,164
Deferred tax liabilities:		
Property, plant, and equipment	48,330	52,139
Foreign withholding tax	719	606
Pension	8,621	8,357
Other	1,093	720
Total deferred tax liabilities	58,763	61,822
Net deferred tax asset (liability)	$ 5,389	$ (2,658)

As of December 25, 2010, after consideration of the federal impact, the Company had state income tax credit carryforwards of $1.1 million with various expirations through 2025, and other state income tax credit carryforwards of $17.2 million with unlimited lives. The Company had state net operating loss (NOL) carryforwards with potential tax benefits of $13.8 million expiring between 2014 and 2025. The state tax credit and NOL carryforwards are offset by valuation allowances totaling $22.6 million.

As of December 25, 2010, the Company had federal and foreign tax attributes with potential tax benefits of $6.7 million, of which $1.4 million has an unlimited life and $5.3 million expire from 2013 to 2018. These attributes were offset by valuation allowances of $6.1 million.

Income taxes paid were approximately $46.0 million in 2010, $20.0 million in 2009, and $48.0 million in 2008.

Note 8 – Other Current Liabilities

Included in other current liabilities were accrued discounts and allowances of $35.8 million at December 25, 2010 and $26.8 million at December 26, 2009, and taxes payable of $8.6 million at December 25, 2010 and $14.3 million at December 26, 2009.

Note 9 – Employee Benefits

The Company sponsors several qualified and nonqualified pension plans and other postretirement benefit plans for certain of its employees. The following tables provide a reconciliation of the changes in the plans' benefit obligations and the fair value of the plans' assets for 2010 and 2009, and a statement of the plans' aggregate funded status as of December 25, 2010 and December 26, 2009 as follows:

	Pension Benefits		Other Benefits	
(In thousands)	2010	2009	2010	2009
Change in benefit obligation:				
Obligation at beginning of year	$ 164,644	$ 146,505	$ 21,381	$ 21,969
Service cost	823	865	275	235
Interest cost	9,374	8,907	1,334	1,824
Participant contributions	—	73	—	—
Actuarial loss (gain)	12,417	15,745	(697)	(1,492)
Benefit payments	(10,636)	(12,281)	(1,100)	(1,152)
Effect of curtailments and settlements	—	—	(167)	(54)
Foreign currency translation adjustment	(2,158)	4,830	57	51
Obligation at end of year	174,464	164,644	21,083	21,381
Change in fair value of plan assets:				
Fair value of plan assets at beginning of year	147,703	135,624	—	—
Actual return on plan assets	17,585	17,634	—	—
Employer contributions	3,042	3,244	1,100	1,152
Participant contributions	—	73	—	—
Benefit payments	(10,636)	(12,281)	(1,100)	(1,152)
Foreign currency translation adjustment	(1,479)	3,409	—	—
Fair value of plan assets at end of year	156,215	147,703	—	—
Underfunded status at end of year	$ (18,249)	$ (16,941)	$ (21,083)	$ (21,381)

The following represents amounts recognized in accumulated OCI (before the effect of income taxes) at December 25, 2010 and December 26, 2009:

	Pension Benefits		Other Benefits	
(In thousands)	2010	2009	2010	2009
Unrecognized net actuarial loss	$ 41,935	$ 38,565	$ 1,455	$ 2,472
Unrecognized prior service cost	4	298	16	42

The Company sponsors one pension plan in the U.K. which comprises 35 percent and 40 percent of the above benefit obligation at December 25, 2010 and December 26, 2009, respectively, and 32 percent and 31 percent of the above plan assets at December 25, 2010 and December 26, 2009, respectively.

As of December 25, 2010, $2.5 million of the actuarial net loss will, through amortization, be recognized as components of net periodic benefit cost in 2011.

In aggregate, the overfunded plans are recognized as an asset and the underfunded plans are recognized as a liability in the Consolidated Balance Sheets. The amounts recognized as a liability are classified as current or long-term on a plan-by-plan basis. Liabilities are classified as current to the extent the actuarial present value of benefits payable within the next 12 months exceed the fair value of plan assets, with all remaining amounts being classified as long-term. As of December 25, 2010 and December 26, 2009, the total funded status of the plans recognized in the Consolidated Balance Sheets was as follows:

(In thousands)	Pension Benefits		Other Benefits	
	2010	2009	2010	2009
Long-term asset	$ —	$ 3,772	$ —	$ —
Current liability	—	—	(1,362)	(1,423)
Long-term liability	(18,249)	(20,713)	(19,721)	(19,958)
Total underfunded status	$ (18,249)	$ (16,941)	$ (21,083)	$ (21,381)

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with benefit obligations in excess of plan assets were $174.5 million, $174.5 million, and $156.2 million, respectively, as of December 25, 2010, and were $65.9 million, $65.9 million, and $45.2 million, respectively, as of December 26, 2009.

The components of net periodic benefit cost (income) are as follows:

(In thousands)	2010	2009	2008
Pension benefits:			
Service cost	$ 823	$ 865	$ 1,783
Interest cost	9,374	8,907	11,472
Expected return on plan assets	(11,443)	(10,732)	(16,844)
Amortization of prior service cost	294	305	332
Amortization of net loss (gain)	2,307	833	(399)
Net periodic benefit cost (income)	$ 1,355	$ 178	$ (3,656)
Other benefits:			
Service cost	$ 273	$ 235	$ 310
Interest cost	1,333	1,824	1,379
Amortization of prior service cost	1	2	3
Amortization of net loss	156	156	222
Effect of curtailments and settlements	25	28	100
Net periodic benefit cost	$ 1,788	$ 2,245	$ 2,014

During 2009, the Company executed a Deed of Amendment (the Amendment) which froze the accrual of future benefits related to its U.K. pension plan. Pursuant to U.K. law, past service accruals are adjusted for the effects of inflation after the execution of the Amendment. The Amendment did not have a material impact on the Company's results of operations.

Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10 percent of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

The weighted average assumptions used in the measurement of the Company's benefit obligations are as follows:

	Pension Benefits		Other Benefits	
	2010	2009	2010	2009
Discount rate	5.25%	5.77%	5.39%	6.08%
Expected long-term return on plan assets	7.51%	8.04%	N/A	N/A
Rate of compensation increases	N/A	N/A	5.04%	5.04%
Rate of inflation	3.40%	3.75%	N/A	N/A

The weighted average assumptions used in the measurement of the Company's net periodic benefit cost are as follows:

	Pension Benefits			Other Benefits		
	2010	2009	2008	2010	2009	2008
Discount rate	5.77%	6.44%	6.18%	6.08%	6.24%	6.21%
Expected long-term return on plan assets	8.04%	8.12%	8.01%	N/A	N/A	N/A
Rate of compensation increases	3.75%	2.75%	4.43%	5.04%	5.04%	5.04%

The Company's Mexican postretirement plans and the U.K. pension plan (prior to the execution of the Amendment) use the rate of compensation increase in the benefit formulas. After execution of the Amendment, past service on the U.K. pension plan will be adjusted for the effects of inflation. All other pension plans are based on length of service.

The annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is assumed to range from 6.81 to 10.00 percent for 2011, gradually decrease to 4.81 percent for 2018, and remain at that level thereafter. The health care cost trend rate assumption could have a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point would increase the accumulated postretirement benefit obligation by $2.0 million and the service and interest cost components of net periodic postretirement benefit costs by $0.1 million for 2011. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation and the service and interest cost components of net periodic postretirement benefit costs for 2011 by $1.7 million and $0.1 million, respectively.

The weighted average asset allocation of the Company's pension fund assets are as follows:

	Pension Plan Assets	
Asset category	2010	2009
Equity securities (includes equity mutual funds)	73%	59%
Fixed income securities (includes fixed income mutual funds)	4	4
Cash and equivalents (includes money market funds)	16	27
Alternative investments	7	10
Total	100%	100%

At December 25, 2010, the Company's target allocation, by asset category, of assets of its defined benefit pension plans was: (i) equity securities, including equity index funds – at least 60 percent; (ii) fixed income securities – not more than 25 percent; and (iii) alternative investments – not more than 20 percent.

The Company's pension plan obligations are long-term and, accordingly, the plan assets are invested for the long-term. The Company believes that a diversified portfolio of equity securities (both actively managed and index funds) and private equity funds have an acceptable risk-return profile that, over the long-term, is better than fixed income securities. Consequently, the pension plan assets are heavily weighted to equity investments. Plan assets are monitored periodically. Based upon results, investment managers and/or asset classes are redeployed when considered necessary. Expected rates of return on plan assets were determined based on historical market returns giving consideration to the targeted composition of each plan's portfolio. None of the plans' assets are expected to be returned to the Company during the next fiscal year.

Effective as of December 26, 2009, the Company adopted the updated guidance related to employers' disclosures regarding postretirement benefit plan assets, which is included in ASC 715. The updated guidance requires sponsors of postretirement plans to apply certain provisions of the fair value disclosure requirements of ASC 820 to its plan asset investments. The adoption of this updated guidance had no impact on the Company's financial statements, but the adoption did result in additional required disclosures related to the assets of the Company's defined benefit pension plans as set forth below.

The Company's investments for its pension plans are reported at fair value. The following methods and assumptions were used to estimate the fair value of the Company's plan asset investments:

Cash and money market funds – Valued at cost, which approximates fair value.

Common stock – Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds – Valued at the net asset value of shares held by the plans at December 25, 2010 based upon quoted market prices.

Limited partnerships – Limited partnerships include investments in two Cayman Island multi-strategy hedge funds. The plans' investments in limited partnerships are valued at the estimated fair value of the class shares owned by the plans based upon the equity in the estimated fair value of those shares. The estimated fair values of the limited partnerships are determined by the investment managers. In determining fair value, the investment managers of the limited partnerships utilize the estimated net asset valuations of the underlying investment entities. The underlying investment entities value securities and other financial instruments on a mark-to-market or estimated fair value basis. The estimated fair value is determined by the investment managers based upon, among other things, the type of investments, purchase price, marketability, current financial condition, operating results, and other information. The estimated fair values of substantially all of the investments of the underlying investment entities, which may include securities for which prices are not readily available, are determined by the investment managers or management of the respective underlying investment entities and may not reflect amounts that could be realized upon immediate sale. Accordingly, the estimated fair values may differ significantly from the values that would have been used had a ready market existed for these investments.

The following table sets forth by level, within the fair value hierarchy, the assets of the plans at fair value as of December 25, 2010:

(In thousands)	Fair Value Measurements at December 25, 2010			
	Level 1	Level 2	Level 3	Total
Cash and money market funds	$ 25,183	$ —	$ —	$ 25,183
Common stock (a)	61,704	—	—	61,704
Mutual funds (b)	57,738	—	—	57,738
Limited partnerships	—	—	11,590	11,590
Total	$ 144,625	$ —	$ 11,590	$ 156,215

(a) *Approximately 90 percent of common stock represents investments in U.S. companies primarily in the health care, utilities, financials, consumer staples, industrials, information technology, and telecommunications sectors. All investments in common stock are listed on U.S. stock exchanges.*

(b) *Approximately 33 percent of mutual funds are actively managed funds. Additionally, 49 percent of the mutual funds' assets are invested in U.S. equities, 40 percent in non-U.S. equities, and 11 percent in non-U.S. fixed income securities.*

The table below reflects the changes in the assets of the plan measured at fair value on a recurring basis using significant unobservable inputs (Level 3 hierarchy as defined by ASC 820) during the year ended December 25, 2010:

(In thousands)	Limited Partnerships
Balance, December 26, 2009	$ 14,572
Redemptions	(3,344)
Net appreciation in fair value	362
Balance, December 25, 2010	$ 11,590

Redemption of the plans' investments in limited partnerships requires advance written notice. One of the funds can be redeemed quarterly with 60 days notice, and the other fund can be redeemed monthly with 30 days notice. There are no other restrictions on the redemption of the investments.

The assets of the plans do not include investments in securities issued by the Company. The Company expects to contribute approximately $1.5 million to its pension plans and $1.4 million to its other postretirement benefit plans in 2011. The Company expects future benefits to be paid from the plans as follows:

(In thousands)	Pension Benefits	Other Benefits
2011	$ 9,966	$ 1,361
2012	10,142	1,409
2013	10,253	1,442
2014	10,420	1,485
2015	10,607	1,541
2016-2020	54,059	7,711
Total	$ 105,447	$ 14,949

The Company makes contributions to certain multiemployer defined benefit pension plan trusts that cover union employees based on collective bargaining agreements. Contributions by employees are not required nor are they permitted. Pension expense under the multiemployer defined benefit pension plans was $0.7 million in 2010, $1.4 million in 2009, and $1.0 million in 2008.

The Company sponsors voluntary employee savings plans that qualify under Section 401(k) of the Internal Revenue Code of 1986. Compensation expense for the Company's matching contribution to the 401(k) plans was $2.5 million in 2010, $2.4 million in 2009, and $2.5 million in 2008. The Company's match is a cash contribution. Participants direct the investment of their account balances by allocating among a range of asset classes including mutual funds (equity, fixed income, and balanced funds), and money market funds. The plans do not offer direct investment in securities issued by the Company.

In October 1992, the Coal Industry Retiree Health Benefit Act of 1992 (the Act) was enacted. The Act mandates a method of providing for postretirement benefits to the United Mine Workers of America (UMWA) current and retired employees, including some retirees who were never employed by the Company. In October 1993, beneficiaries were assigned to the Company and the Company began its mandated contributions to the UMWA Combined Benefit Fund, a multiemployer trust. Beginning in 1994, the Company was required to make contributions for assigned beneficiaries under an additional multiemployer trust created by the Act, the UMWA 1992 Benefit Plan. The ultimate amount of the Company's liability under the Act will vary due to factors which include, among other things, the validity, interpretation, and regulation of the Act, its joint and several obligation, the number of valid beneficiaries assigned, and the extent to which funding for this obligation will be satisfied by transfers of excess assets from the 1950 UMWA pension plan and transfers from the Abandoned Mine Reclamation Fund. Nonetheless, the Company believes it has an adequate reserve for this liability, which totaled $3.0 million at December 25, 2010 and $3.6 million at December 26, 2009.

Note 10 – Commitments and Contingencies

Environmental

The Company is subject to environmental standards imposed by federal, state, local, and foreign environmental laws and regulations. For all properties, the Company has provided and charged to expense $5.4 million in 2010, $1.1 million in 2009, and $15.4 million in 2008 for pending environmental matters. Environmental costs related to non-operating properties are classified as a component of other (expense) income, net and costs related to operating properties are classified as cost of goods sold. Environmental reserves totaled $23.9 million at December 25, 2010 and $23.3 million at December 26, 2009. As of December 25, 2010, the Company expects to spend on existing environmental matters $1.6 million in 2011, $1.0 million in 2012, $1.0 million in 2013, $1.0 million in 2014, $0.5 million in 2015, and $9.3 million thereafter. The timing of a potential payment for a $9.5 million settlement offer has not yet been determined.

Non-operating Properties

Southeast Kansas Sites

By letter dated October 10, 2006, the Kansas Department of Health and Environment (KDHE) advised the Company that environmental contamination has been identified at a former smelter site in southeast Kansas. KDHE asserts that the Company is a corporate successor to an entity that is alleged to have owned and operated the smelter from 1915 to 1918. The Company has since been advised of a possible connection between that same entity and two other former smelter sites in Kansas. KDHE has requested that the Company and other potentially responsible parties (PRPs) negotiate a consent order with KDHE to address contamination at these sites. The Company has participated in preliminary discussions with KDHE and the other PRPs. The Company believes it is not liable for the contamination but as an alternative to litigation, the Company has entered into settlement negotiations with one of the other PRPs. The negotiations are ongoing. In 2008, the Company established a reserve of $9.5 million for this matter. Due to the ongoing nature of negotiations, the timing of potential payment has not yet been determined. The Company has also agreed to share the costs of a preliminary site assessment at one of the former smelter sites with two other PRPs.

Eureka Mills Site

On December 2, 2010, the United States District Court for Utah entered a consent decree between the Company, the United States, and the State of Utah. The decree resolves the claims asserted by the U.S. and the State of Utah related to Eureka Mills Superfund Site located in Juab County, Utah. The Company's connection to the Eureka Mills Site is through land within the site that was owned by Sharon Steel Corporation (Sharon), its predecessor, and a 1979 transaction with UV Industries (UV) in which Sharon allegedly assumed certain of UV's liabilities. The Company has provided $2.5 million to settle its claims, of which $250 thousand was paid to the State of Utah in December 2010 and the remainder, which was classified in the Consolidated Balance Sheets as an other current liability as of December 25, 2010, was paid to the U.S. in February 2011.

Shasta Area Mine Sites

Mining Remedial Recovery Company (MRRC), a wholly owned subsidiary, owns certain inactive mines in Shasta County, California. MRRC has continued a program, begun in the late 1980's, of sealing mine portals with concrete plugs in mine adits, which were discharging water. The sealing program has achieved significant reductions in the metal load in discharges from these adits; however, additional reductions are required pursuant to an order issued by the California Regional Water Quality Control Board (QCB). In response to a 1996 Order issued by the QCB, MRRC completed a feasibility study in 1997 describing measures designed to mitigate the effects of acid rock drainage. In December 1998, the QCB modified the 1996 order extending MRRC's time to comply with water quality standards. In September 2002, the QCB adopted a new order requiring MRRC to adopt Best Management Practices (BMP) to control discharges of acid mine drainage. That order extended the time to comply with water quality standards until September 2007. During that time, implementation of BMP further reduced impacts of acid rock drainage; however full compliance has not been achieved. The QCB is presently renewing MRRC's discharge permit and will concurrently issue a new order. It is expected that the new permit will include an order requiring continued implementation of BMP through 2015 to address residual discharges of acid rock drainage. At this site, MRRC spent approximately $0.7 million in 2010, $0.5 million in 2009, and $0.5 million in 2008, and estimates that it will spend between approximately $8.6 million and $11.3 million over the next 20 years.

Lead Refinery Site

U.S.S. Lead Refinery, Inc. (Lead Refinery), a non-operating wholly owned subsidiary of MRRC, has conducted corrective action and interim remedial activities and studies (collectively, Site Activities) at Lead Refinery's East Chicago, Indiana site pursuant to the Resource Conservation and Recovery Act. Site Activities, which began in December 1996, have been substantially concluded. Lead Refinery is required to perform monitoring and maintenance activities with respect to Site Activities pursuant to a post-closure permit issued by the Indiana Department of Environmental Management (IDEM) effective as of January 22, 2008. Lead Refinery spent approximately $0.1 million annually in 2010, 2009, and 2008 with respect to this site. Approximate costs to comply with the post-closure permit, including associated general and administrative costs, are between $2.1 million and $3.2 million over the next 20 years.

On April 9, 2009, pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), the U.S. Environmental Protection Agency (EPA) added the Lead Refinery site to the National Priorities List (NPL). The NPL is a list of priority sites where the EPA has determined that there has been a release or threatened release of contaminants that warrant investigation and, if appropriate, remedial action. The NPL does not assign liability to any party, owner or operator or to the owner of a property placed on the NPL. The placement of a site on the NPL does not necessarily mean that remedial action must be taken. On July 17, 2009, Lead Refinery received a written notice from the EPA that the agency is of the view that Lead Refinery may be a PRP under CERCLA in connection with the release or threat of release of hazardous substances including lead into a residential area adjacent to the site. PRPs under CERCLA include current and former owners and operators of a site, persons who arranged for disposal or treatment of hazardous substances at a site, or persons who accepted hazardous substances for transport to a site. The Company is unable to determine the likelihood of a material adverse outcome or the amount or range of a potential loss with respect to placement of this site on the NPL or in connection with the notice of potential liability concerning the residential area. Lead Refinery lacks the financial resources needed to undertake any investigations or remedial action that may be required by the EPA pursuant to CERCLA.

During 2008, MRRC developed additional remediation programs over several years to meet certain water quality standards related to its Shasta Area Mine sites. Additionally, during 2008, MRRC re-evaluated its long-term plans with respect to future costs pursuant to the issuance of the post-closure permit at the Lead Refinery site. As a result, the Company recognized additional expense of $2.4 million relating to additional anticipated projects at Shasta Area Mine and Lead Refinery remediation sites. Additionally, the Company recognized an expense of $2.9 million, or 5 cents per diluted share after tax, for changes in estimates with respect to future operations and maintenance costs at those sites. During 2010 and 2009, no significant changes were made to these estimates.

Operating Properties

Mueller Copper Tube Products, Inc.

In 1999, Mueller Copper Tube Products, Inc. (MCTP), a wholly owned subsidiary, commenced a cleanup and remediation of soil and groundwater at its Wynne, Arkansas plant. MCTP is currently removing trichloroethylene, a cleaning solvent formerly used by MCTP, from the soil and groundwater. On August 30, 2000, MCTP received approval of its Final Comprehensive Investigation Report and Storm Water Drainage Investigation Report addressing the treatment of soils and groundwater from the Arkansas Department of Environmental Quality (ADEQ). The Company established a reserve for this project in connection with the acquisition of MCTP in 1998. Effective November 17, 2008, MCTP entered into a Settlement Agreement and Administrative Order by Consent to submit a Supplemental Investigation Work Plan (SIWP) and subsequent Final Remediation Work Plan for the site. By letter dated January 20, 2010, ADEQ approved the SIWP as submitted, with changes acceptable to the Company. Costs to implement the work plans, including associated general and administrative costs, are approximately $0.6 million over the next 10 years.

Belding, Michigan Lead Matters

In 2009 and 2010, in response to requests from the Michigan Department of Natural Resources and Environment (MDNRE), Extruded Metals, Inc. (Extruded), a wholly owned subsidiary, conducted stack emissions testing of the stationary sources at its Belding, Michigan facility (the Belding Facility). The results of tests on the West Chip Dryer showed non-compliance with certain emission limitation in the facility's air use permit for that process, including the limitation for lead. Modifications were made to the emissions control equipment on the West Chip Dryer, and subsequent testing demonstrated all stationary sources at the Belding Facility to be in compliance with the requirements of their air use permits.

In December 2009 and August 2010, the MDNRE issued a notice of violation and an enforcement notice with respect to the prior permit violations with respect to the West Chip Dryer. Extruded will be required to enter into an administrative consent order (ACO) with the MDNRE to resolve the allegations contained in the notices. The MDNRE has advised that it intends to impose a civil fine as part of the resolution of those allegations. The MDNRE has not advised Extruded as to the amount of the fine it intends to impose.

Beginning in January 2009, and in response to the EPA's 2008 order of magnitude reduction of the national ambient air quality standard (NAAQS) for lead, the MDNRE began monitoring ambient air lead levels in areas of the State of Michigan where stationary sources of lead emissions were known to be present. Ambient air monitoring downwind of the Belding Facility demonstrated periodic exceedances of the new NAAQS for lead. The MDNRE requested that Extruded submit an application for a new air use permit for the Belding Facility that will ensure compliance with that new federal standard. The application was submitted on January 21, 2011. The application proposes raising the stack height on the facility's two chip dryers. It is unknown whether the MDNRE will approve the application and what the ultimate cost of complying with the new NAAQS may be.

In October 2010, the MDNRE conducted testing of lead levels in soils on properties upwind and downwind of the Belding Facility. Results of that testing showed exceedances of the Michigan generic residential direct contact cleanup criteria for lead on a number of the downwind properties. Extruded has agreed with the MDNRE to investigate the extent of this condition and to perform remediation to the extent required by environmental laws. Extruded has solicited proposals from a number of environmental consulting firms to assist it in these efforts. A firm has been selected, and with their assistance, a conceptual interim response plan was submitted to the MDNRE. The Company is awaiting a response to this plan. The Company established a reserve for $0.4 million in 2010 for this matter, and is pursuing potential remedies from the previous owner.

In November 2010, Extruded received a request for information under Section 114(a) of the Clean Air Act from the EPA. The focus of the EPA's information request was the Belding Facility's compliance with the National Emissions Standards for Hazardous Air Pollutants for Secondary Nonferrous Metals Processing Area Sources, 40 C.F.R. § 63.114679 (Subpart TTTTTT). Extruded responded to the information request and advised the EPA that it was not subject to regulation under Subpart TTTTTT.

The estimates contained in the environmental reserves are based on assumptions that are highly subjective. Many of the remedial activities performed by the Company are pursuant to performance-based obligations imposed by various regulatory bodies in which certain standards regarding levels of contaminants must be met. The most subjective assumption that affects the estimates at these sites is the assumed length of time to comply with the remedial requirements set by the regulatory authorities. This assumption is subject to change based on the regulatory environment, unanticipated delays and events that could limit access to these sites, unforeseen negative sampling results, and other factors. Changes in any of these factors could have a material impact on future environmental expense.

Carrier ACR Copper Tube Action

The Company has been named as a defendant in a pending litigation (the Carrier ACR Tube Action) brought by Carrier Corporation, Carrier S.A., and Carrier Italia S.p.A. (collectively, Carrier), direct purchasers of copper tube. The Carrier ACR Tube Action was filed in March 2006 in the United States District Court for the Western District of Tennessee. The Carrier ACR Tube Action alleges anticompetitive activities with respect to the sale of copper tubes used in, among other things, the manufacturing of air-conditioning and refrigeration units (ACR copper tubes). The Company and Mueller Europe, Limited (Mueller Europe) are named in the Carrier ACR Tube Action. The Carrier ACR Tube Action seeks monetary and other relief.

In July 2007, the Carrier ACR Tube Action was dismissed in its entirety for lack of subject matter jurisdiction as to all defendants. In August 2007, plaintiffs filed with the United States Court of Appeals for the Sixth Circuit a notice of appeal from the judgment and order dismissing the complaint in the Carrier ACR Tube Action. The Company and Mueller Europe filed notices of cross-appeal in August 2007.

In October 2007, Carrier filed with the United States Court of Appeals for the Sixth Circuit a motion to dismiss the cross-appeals, which the Court denied in December 2007. All appeals in the Carrier ACR Tube Action remain pending. Briefing on the appeals occurred in May 2009 and oral argument took place in October 2009.

Although the Company believes that the claims for relief in the Carrier ACR Tube Action are without merit, due to the procedural stage of the Carrier ACR Tube Action, the Company is unable to determine the likelihood of a material adverse outcome in the Carrier ACR Tube Action or the amount or range of a potential loss in the Carrier ACR Tube Action.

Employment Litigation

On June 1, 2007, the Company filed a lawsuit in the Circuit Court of Dupage County, Illinois against Peter D. Berkman and Jeffrey A. Berkman, former executives of the Company and B&K Industries, Inc. (B&K), a wholly owned subsidiary of the Company, relating to their alleged breach of fiduciary duties and contractual obligations to the Company through, among other things, their involvement with a supplier of B&K during their employment with B&K. The lawsuit alleged the appropriation of corporate opportunities for personal benefit, failure to disclose competitive interests or other conflicts of interest, and unfair competition, as well as breach of employment agreements in connection with the foregoing. The lawsuit sought compensatory and punitive damages, and other appropriate relief. In August 2007, the defendants filed an answer to the complaint admitting Peter Berkman had not sought authorization to have an ownership interest in a supplier, among other things.

On September 5, 2008, Peter Berkman asserted the Fifth Amendment privilege against self-incrimination as to all requests directed to him. By that assertion, he took the position that his testimony about his actions would have the potential of exposing him to a criminal charge or criminal charges. On January 7, 2009, the Court found Peter Berkman in contempt for resisting discovery. On February 6, 2009, Peter Berkman filed a notice of appeal with the Illinois Appellate Court, Second Judicial District. The Illinois Appellate Court concluded that (i) Peter Berkman was not entitled to withhold documents on attorney-client privilege grounds that were created during the period that Katten Muchin Rosenman LLP represented both the Company and Peter Berkman, (ii) certain documents withheld on attorney-client privilege grounds needed to be submitted to the trial court for an in camera review to assess the applicability of the crime-fraud exception to the attorney-client privilege, and (iii) documents Peter Berkman withheld on Fifth Amendment grounds needed to be submitted to the trial court for an in camera review. Since obtaining this ruling, Peter Berkman unsuccessfully moved for a rehearing before the Illinois Appellate Court as to certain aspects of its decision and filed a petition for leave to appeal to the Illinois Supreme Court which was denied.

On December 10, 2010, during a pre-trial settlement conference before the court, the material terms of a settlement related to the Company's lawsuit against Peter Berkman, Jeffrey Berkman, and Homewerks Worldwide LLC were agreed upon. Following additional negotiations in 2011, the final terms of that settlement requires, among other things, the payment of $10.5 million in cash by Peter Berkman, Jeffrey Berkman, and Homewerks Worldwide LLC. This cash payment to the Company is due in the first quarter of 2011. Under the final terms of the settlement agreement, the court dismissed all counterclaims against the Company, B&K, and their officers and directors. On February 7, 2011, the settlement agreement was executed by the parties and, on February 10, 2011, the trial court dismissed with prejudice all claims and counterclaims asserted by the litigation. The Company will recognize the gain on litigation settlement, and other potential future compensation, if any, upon receipt of the cash.

United States Department of Commerce Antidumping Review

On December 24, 2008, the United States Department of Commerce (DOC) initiated an antidumping administrative review of the antidumping duty order covering circular welded non-alloy steel pipe and tube from Mexico to determine the final antidumping duties owed on U.S. imports during the period November 1, 2007 through October 31, 2008 by certain subsidiaries of the Company. On April 19, 2010, DOC published the final results of this review and assigned Mueller Comercial de Mexico, S. de R.L. de C.V. (Mueller Comercial) an antidumping duty rate of 48.33 percent. The Company has appealed the final determination to the U.S. Court of International Trade. The Company anticipates that certain of its subsidiaries will incur antidumping duties on subject imports made during the period of review and, as such, established a reserve of approximately $4.2 million for this matter.

On December 23, 2009, DOC initiated an antidumping administrative review of the antidumping duty order covering circular welded non-alloy steel pipe and tube from Mexico for the November 1, 2008 through October 31, 2009 period of review. DOC has selected Mueller Comercial as a respondent for this period of review. On December 15, 2010, the DOC issued preliminary results and assigned a margin of dumping of 4.81 percent to Mueller Comercial. Final results are expected no later than June 2011. At this time, the Company is unable to estimate the impact, if any, this matter will have on its financial position, results of operations, or cash flows.

On December 28, 2010, DOC initiated an antidumping administrative review of the antidumping duty order covering circular welded non-alloy steel pipe and tube from Mexico for the November 1, 2009 through October 31, 2010 period of review. DOC has selected Mueller Comercial as a respondent for this period of review. At this time, the Company is unable to estimate the impact, if any, this matter will have on its financial position, results of operations or cash flows.

United States Department of Commerce and United States International Trade Commission Antidumping Investigations

On September 30, 2009, two subsidiaries of Mueller Industries, Inc., along with Cerro Flow Products, Inc. and KobeWieland Copper Products, LLC (collectively, Petitioners), jointly filed antidumping petitions with the DOC and the U.S. International Trade Commission (ITC) alleging that imports of seamless refined copper pipe and tube from China and Mexico (subject imports) were being sold at less than fair value and were causing material injury (and threatening material injury) to the domestic industry. On October 21, 2009, the DOC announced its decision to initiate antidumping investigations. On November 13, 2009, the ITC announced its unanimous determination that there is a reasonable indication that the domestic industry is materially injured or threatened with material injury by reason of subject imports. As a result of this preliminary determination, the DOC commenced antidumping investigations of Chinese and Mexican producers.

On May 12, 2010, the DOC published its preliminary affirmative determinations, finding antidumping rates from 29.52 percent to 30.90 percent for Mexico, and from 10.26 percent to 60.50 percent for China. As a result, U.S. importers of subject imports were required to post bonds or cash deposits at these preliminary rates. On October 1, 2010, the DOC published its final affirmative determinations, finding antidumping rates from 24.89 percent to 27.16 percent for Mexico (as amended), and from 11.25 percent to 60.85 percent for China.

On November 22, 2010, the ITC issued its final affirmative determination that subject imports from China and Mexico threatened material injury to the domestic industry. Also on November 22, 2010, the DOC published antidumping orders, with the effect that importers are required to post antidumping cash deposits at rates ranging from 24.89 percent to 27.16 percent (for subject imports from Mexico) and from 11.25 percent to 60.85 percent (for subject imports from China).

On December 22, 2010, certain Mexican parties requested panel reviews under the North American Free Trade Agreement (NAFTA) in order to appeal the final DOC and ITC final determinations. At this time, the Company is unable to know the final disposition of these appeals.

Leases

The Company leases certain facilities, vehicles, and equipment under operating leases expiring on various dates through 2023. The lease payments under these agreements aggregate to approximately $6.0 million in 2011, $5.9 million in 2012, $4.3 million in 2013, $3.0 million in 2014, $2.7 million in 2015, and $7.4 million thereafter. Total lease expense amounted to $8.0 million in 2010, $8.6 million in 2009, and $9.3 million in 2008.

Consulting Agreement

During 2004, the Company entered into a consulting and non-compete agreement (the Consulting Agreement) with Harvey L. Karp, Chairman of the Board. The Consulting Agreement provides for post-employment services to be provided by Mr. Karp for a six-year period. During the first four years of the Consulting Agreement, an annual fee equal to two-thirds of the executive's Final Base Compensation (as defined in the Consulting Agreement) will be payable. During the final two years, the annual fee is set at one-third of the executive's Final Base Compensation. During the term of the Consulting Agreement, the executive agrees not to engage in Competitive Activity (as defined in the Consulting Agreement) and will be entitled to receive certain other benefits from the Company. The term of the Consulting Agreement will commence upon the earliest of termination of employment by the Company without Cause, upon termination of employment in connection with a change in control, or upon voluntary resignation from employment with the Company for Good Reason, as defined in the executive's current employment agreement. In October 2007, Mr. Karp's Consulting Agreement was amended to change the effective date from December 31, 2007 to the date of termination of employment without cause. Based upon the value of the non-compete provisions of the Consulting Agreement, the Company will expense the value of the Consulting Agreement over its term.

Other

In November 2008, the Company's copper tube facility in Bilston, Great Britain, was damaged by fire and production was curtailed; the losses were covered by property and business interruption insurance. During 2010, the Company settled the claim with its insurer for total proceeds of $35.3 million, net of the deductible of $0.5 million. As a result of the settlement with its insurer, all proceeds received and all costs previously deferred (which were recorded as a receivable in prior periods) were recognized, resulting in a pre-tax gain of $21.2 million in 2010.

In July 2009, there was an explosion at the Company's copper tube facility in Fulton, Mississippi. Production was curtailed for approximately one week for cleanup and repairs to building structures. Certain production equipment was also extensively damaged. The value of the loss pertaining to the business interruption component cannot be estimated at this time, but is expected to be covered by insurance. The Company has not recognized potential gains arising from business interruption insurance in the Condensed Consolidated Statements of Income related to this matter, and will not do so until final settlement of the business interruption insurance claim. In 2010, the Company recorded a gain of $1.5 million related to the property damage claim.

Additionally, the Company is involved in certain litigation as a result of claims that arose in the ordinary course of business, which management believes will not have a material adverse effect on the Company's financial position or results of operations. The Company may also realize the benefit of certain legal claims and litigation in the future; these gain contingencies are not recognized in the Consolidated Financial Statements.

Note 11 – Other (Expense) Income, Net

(In thousands)	2010	2009	2008
Interest income	$ 829	$ 1,080	$ 7,294
Gain on early retirement of debt	—	128	21,575
Loss on disposal of properties, net	(756)	(683)	(598)
Environmental expense, non-operating properties	(3,467)	(644)	(15,432)
Other	744	991	1,057
Other (expense) income, net	$ (2,650)	$ 872	$ 13,896

Note 12 – Stock-Based Compensation

In May 2009, the Company's stockholders approved the 2009 Stock Incentive Plan (2009 Plan). The 2009 Plan authorizes the award of stock-based incentives to employees and non-employee directors. Awards include restricted stock, stock appreciation rights, and options to purchase stock at specified prices during specified time periods. The 2009 Plan reserved 750 thousand shares of common stock which may be issued or transferred upon exercise of stock options.

During the years ended December 25, 2010, December 26, 2009, and December 27, 2008, the Company recognized stock-based compensation, as a component of selling, general, and administrative expense, in its Consolidated Statements of Income of $2.9 million, $2.6 million, and $2.9 million, respectively. The related tax benefit was $0.7 million in 2010, $0.6 million in 2009, and $0.6 million in 2008.

The fair value of the restricted stock awards equals the fair value of the Company's stock on the grant date. At December 25, 2010 and December 26, 2009, 132 thousand and 64 thousand restricted stock awards were outstanding and unvested, respectively. During 2010, the Company granted 71 thousand restricted stock awards and 3 thousand restricted stock awards were vested. The aggregate intrinsic value of these awards was $3.2 million at December 25, 2010. Total compensation for restricted stock awards not yet recognized was $2.3 million with an average recognition period of three years.

Under existing plans, the Company may grant options to purchase shares of common stock at prices not less than the fair market value of the stock on the date of grant. Generally, the options vest annually in equal increments over a five-year period beginning one year from the date of grant. Any unexercised options expire after not more than ten years. The fair value of each grant is estimated as a single award and amortized into compensation expense on a straight-line basis over its vesting period. The weighted average grant-date fair value of options granted during 2010, 2009, and 2008 were $7.63, $7.60, and $7.49, respectively.

The Company estimates the fair value of all stock option awards as of the grant date by applying the Black-Scholes-Merton option pricing model. The use of this valuation model in the determination of compensation expense involves certain assumptions that are judgmental and/or highly sensitive including the expected life of the option, stock price volatility, risk-free interest rate, and dividend yield. Additionally, forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period. The forfeiture rate which was estimated at 17 percent, 17 percent, and 10 percent in 2010, 2009, and 2008, respectively, is adjusted periodically based on actual forfeitures. The weighted average of key assumptions used in determining the fair value of options granted and a discussion of the methodology used to develop each assumption are as follows:

	2010	2009	2008
Expected term	6.3 years	6.3 years	6.2 years
Expected price volatility	0.353	0.334	0.266
Risk-free interest rate	2.4%	3.3%	3.7%
Dividend yield	1.6%	1.7%	1.5%

Expected term – This is the period of time estimated based on historical experience over which the options granted are expected to remain outstanding. An increase in the expected term will increase compensation expense.

Expected price volatility – This is a measure of the amount by which a price has fluctuated or is expected to fluctuate. The Company uses actual historical changes in the market value of its stock to calculate the volatility assumption. Daily market value changes from the date of grant over a past period representative of the expected term of the options are used. An increase in the expected price volatility rate will increase compensation expense.

Risk-free interest rate – This is the U.S. Treasury rate for the week of the grant, having a term representative of the expected term of the options. An increase in the risk-free rate will increase compensation expense.

Dividend yield – This rate is the annual dividends per share as a percentage of the Company's stock price. An increase in the dividend yield will decrease compensation expense.

The Company generally issues treasury shares when options are exercised. A summary of the stock option activity and related information follows:

(Shares in thousands)	Options	Weighted Average Exercise Price
Outstanding at December 29, 2007	2,003	$ 26.85
Granted	466	27.03
Exercised	(64)	18.12
Cancelled	(321)	31.60
Outstanding at December 27, 2008	2,084	26.43
Granted	226	23.79
Exercised	(477)	19.16
Cancelled	(80)	28.42
Expired	(149)	32.50
Outstanding at December 26, 2009	1,604	27.56
Granted	223	24.65
Exercised	(148)	19.26
Expired	(20)	31.22
Outstanding at December 25, 2010	1,659	27.87

At December 25, 2010, the aggregate intrinsic value of all outstanding options was $10.2 million with a weighted average remaining contractual term of 6.2 years. Of the outstanding options, 953 thousand are currently exercisable with an aggregate intrinsic value of $5.5 million, a weighted average exercise price of $28.40, and a weighted average remaining contractual term of 4.9 years. The total intrinsic value of options exercised was $1.3 million, $1.4 million, and $0.8 million in 2010, 2009, and 2008, respectively. The total compensation expense not yet recognized related to non-vested awards at December 25, 2010 was $4.3 million with an average expense recognition period of 3.9 years.

Under the Company's 1994 Non-Employee Director Stock Option Plan, each member of the Company's Board of Directors who is neither an employee nor an officer of the Company is automatically granted each year on the date of the Company's Annual Meeting of Stockholders, without further action by the Board, an option to purchase two thousand shares of common stock at the fair market value of the common stock on the date the option is granted. As of December 25, 2010, options to purchase approximately 40 thousand shares of common stock were outstanding under this Plan and one thousand options are available under the Plan for future issuance.

Approximately 732 thousand shares were available for future stock incentive awards at December 25, 2010.

Note 13 – Derivative Instruments and Hedging Activities

Copper and brass represent the largest component of the Company's variable costs of production. The cost of these materials is subject to global market fluctuations caused by factors beyond the Company's control. The Company occasionally enters into forward fixed-price arrangements with certain customers; the risk of these arrangements is generally managed with commodity futures contracts. The Company accounts for these futures contracts in accordance with ASC 815, *Derivatives and Hedging* (ASC 815). These futures contracts have been designated as cash flow hedges. The fair value of open futures contracts are recognized as a component of OCI until the position is closed which corresponds to the period when the related hedged transaction is recognized in earnings. Should these contracts no longer meet hedge criteria in accordance with ASC 815, either through lack of effectiveness or because the hedged transaction is no longer probable of occurring, all deferred gains and losses related to the hedge would be immediately reclassified from OCI into earnings as a component of other income. In the next twelve months, the Company will reclassify into earnings realized gains or losses of cash flow hedges; at December 25, 2010, the net fair value of these contracts was approximately a $0.9 million gain.

At December 25, 2010, the Company held open futures contracts to purchase approximately $10.5 million of copper over the next twelve months related to fixed price sales orders. The fair value of those futures contracts was a $0.9 million gain position, which was determined by obtaining quoted market prices (Level 1 hierarchy as defined by ASC 820).

Derivative instruments designated as cash flow hedges under ASC 815 are reflected in the Consolidated Financial Statements as follows:

	December 25, 2010		
(In thousands)	Location		Fair value
Commodity contracts	Other current assets:	Gain positions	$ 891

	December 26, 2009		
(In thousands)	Location		Fair value
Commodity contracts	Other current assets:	Gain positions	$ 374

The following tables summarize activities related to the Company's derivative instruments, classified as cash flow hedges in accordance with ASC 815:

	Gain (Loss) Recognized in Accumulated OCI (Effective Portion), Net of Tax	
	For the Year Ended	
(In thousands)	December 25, 2010	December 26, 2009
Commodity contracts *(1)*	$ 1,684	$ 4,083

(1) Includes $0.1 million and $0.9 million attributable to noncontrolling interest in 2010 and 2009, respectively.

	(Gain) Loss Reclassified from Accumulated OCI into Income (Effective Portion), Net of Tax		
		For the Year Ended	
(In thousands)	Location	December 25, 2010	December 26, 2009
Commodity contracts	Cost of goods sold	$ (1,308)	$ 1,966

The Company enters into futures contracts that closely match the terms of the underlying transactions. As a result, the ineffective portion of the open hedge contracts at December 25, 2010 is not material to the Consolidated Statements of Income.

The Company does not offset fair value of amounts for derivative instruments and fair value amounts recognized for the right to reclaim cash collateral. At December 25, 2010, the Company had recorded restricted cash of $461 thousand related to open futures contracts.

Note 14 – Acquisitions

On August 6, 2010, the Company purchased certain assets of Linesets, Inc., a manufacturer of assembled line sets with operations in Phoenix, Arizona and Atlanta, Georgia. This acquisition expands the Company's current line sets business, a part of the Plumbing & Refrigeration segment. The purchase price of approximately $2.1 million was allocated primarily to inventory and heavy machinery and equipment.

On December 28, 2010, subsequent to the 2010 fiscal year end, the Company purchased certain assets of Tube Forming, L.P. (TFI). TFI primarily serves the HVAC market in North America. The acquired assets include inventories, production equipment as well as factory leaseholds. TFI has operations in Carrollton, Texas, and Guadalupe, Mexico, where it produces precision copper return bends and crossovers, and custom-made tube components and brazed assemblies, including manifolds and headers. TFI's estimated net sales for 2010 were approximately $35 million. Mueller paid approximately $6.9 million for the assets subject to certain adjustments, which was funded with existing cash on hand. The acquisition of TFI extends the Company's product offering within the OEM segment.

Note 15 – Industry Segments

The Company's reportable segments are Plumbing & Refrigeration and OEM. For disclosure purposes, as permitted under ASC 280, *Segment Reporting*, certain operating segments are aggregated into reportable segments. The Plumbing & Refrigeration segment is composed of Standard Products (SPD), European Operations, and Mexican Operations. The OEM segment is composed of Industrial Products (IPD), Engineered Products (EPD), and Mueller-Xingrong. These segments are classified primarily by the markets for their products. Performance of segments is generally evaluated by their operating income. Intersegment transactions are generally conducted on an arms-length basis.

SPD manufactures copper tube and fittings, plastic fittings, plastic pipe, and line sets. These products are manufactured in the U.S. Outside the U.S., the Company's European Operations manufacture copper tube, which is sold in Europe and the Middle East. SPD also imports and resells brass and plastic plumbing valves, malleable iron fittings, faucets, and plumbing specialty products. Mexican Operations consist of pipe nipple manufacturing and import distribution businesses including product lines of malleable iron fittings and other plumbing specialties. The European Operations consist of copper tube manufacturing and the import distribution of fittings, valves, and plumbing specialties primarily in the U.K. and Ireland. The Plumbing & Refrigeration segment's products are sold primarily to plumbing, refrigeration, and air-conditioning wholesalers, hardware wholesalers and co-ops, and building product retailers.

IPD manufactures brass rod, impact extrusions, and forgings as well as a variety of end products including plumbing brass, automotive components, valves, and fittings. EPD manufactures and fabricates valves and assemblies for the refrigeration, air-conditioning, gas appliance, and barbecue grill markets and specialty copper, copper-alloy, and aluminum tubing. Mueller-Xingrong manufactures engineered copper tube primarily for air-conditioning applications. These products are sold primarily to OEM customers.

Summarized product line, geographic, and segment information is shown in the following tables. Geographic sales data indicates the location from which products are shipped. Unallocated expenses include general corporate expenses, plus certain charges or credits not included in segment activity.

Worldwide sales to one customer in the Plumbing & Refrigeration segment totaled $175.1 million in 2009 and $289.6 million in 2008, which represented 11 percent in 2009 and 2008 of the Company's consolidated net sales. No other customer accounted for more than 10 percent of consolidated net sales. During 2010, no one customer exceeded 10 percent of worldwide sales.

Net Sales by Major Product Line:

(In thousands)	2010	2009	2008
Tube and fittings	$ 898,615	$ 686,102	$ 1,138,590
Brass rod and forgings	581,660	418,376	788,843
OEM components, tube & assemblies	327,092	213,905	328,868
Valves and plumbing specialties	204,074	198,333	245,110
Other	48,356	30,509	57,037
	$ 2,059,797	$ 1,547,225	$ 2,558,448

Geographic Information:

(In thousands)	2010	2009	2008
Net sales:			
United States	$ 1,567,606	$ 1,208,757	$ 2,027,339
United Kingdom	214,643	173,223	272,715
Other	277,548	165,245	258,394
	$ 2,059,797	$ 1,547,225	$ 2,558,448
Long-lived assets:			
United States	$ 289,714	$ 309,986	$ 346,192
United Kingdom	24,088	27,312	44,794
Other	32,880	34,000	37,101
	$ 346,682	$ 371,298	$ 428,087

Net assets of foreign operations at December 25, 2010 included $115.3 million in the United Kingdom, $51.0 million in Mexico, $35.9 million in Luxembourg, and $25.6 million in China.

Segment Information:

	For the Year Ended December 25, 2010			
(In thousands)	Plumbing & Refrigeration Segment	OEM Segment	Corporate and Eliminations	Total
Net sales	$ 1,115,614	$ 958,855	$ (14,672)	$ 2,059,797
Cost of goods sold	951,170	837,649	(14,008)	1,774,811
Depreciation and amortization	24,940	14,300	1,124	40,364
Selling, general, and administrative expense	78,573	26,789	25,849	131,211
Insurance settlements	(22,736)	—	—	(22,736)
Operating income	83,667	80,117	(27,637)	136,147
Interest expense				(11,647)
Other expense, net				(2,650)
Income before income taxes				$ 121,850

Segment Information (continued):

(In thousands)	For the Year Ended December 26, 2009			
	Plumbing & Refrigeration Segment	OEM Segment	Corporate and Eliminations	Total
Net sales	$ 892,071	$ 664,088	$ (8,934)	$ 1,547,225
Cost of goods sold	744,880	590,361	(8,219)	1,327,022
Depreciation and amortization	26,289	14,208	1,071	41,568
Selling, general, and administrative expense	74,397	20,501	21,762	116,660
Impairment charges	19,462	10,293	—	29,755
Operating income	27,043	28,725	(23,548)	32,220
Interest expense				(9,963)
Other income, net				872
Income before income taxes				$ 23,129

(In thousands)	For the Year Ended December 27, 2008			
	Plumbing & Refrigeration Segment	OEM Segment	Corporate and Eliminations	Total
Net sales	$ 1,400,682	$ 1,176,892	$ (19,126)	$ 2,558,448
Cost of goods sold	1,157,896	1,093,504	(18,277)	2,233,123
Depreciation and amortization	28,751	14,489	1,105	44,345
Selling, general, and administrative expense	89,250	23,621	24,013	136,884
Impairment charge	18,000	—	—	18,000
Operating income	106,785	45,278	(25,967)	126,096
Interest expense				(19,050)
Other income, net				13,896
Income before income taxes				$ 120,942

(In thousands)	2010	2009	2008
Expenditures for long-lived assets (including business acquisitions):			
Plumbing & Refrigeration	$ 13,774	$ 7,876	$ 15,770
OEM	6,684	6,066	6,440
	$ 20,458	$ 13,942	$ 22,210
Segment assets:			
Plumbing & Refrigeration	$ 574,671	$ 542,834	$ 621,430
OEM	296,978	284,480	300,969
General corporate	387,347	352,827	260,514
	$ 1,258,996	$ 1,180,141	$ 1,182,913

Note 16 – Quarterly Financial Information (Unaudited)

(In thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2010				
Net sales	$ 485,268	$ 540,388	$ 507,240	$ 526,901
Gross profit (1)	72,220	73,743	69,643	69,380
Consolidated net income	34,799 (2)	16,037	18,747	17,952
Net income attributable to Mueller Industries, Inc.	33,958	15,558	18,909	17,746
Basic earnings per share	0.90	0.41	0.50	0.47
Diluted earnings per share	0.90	0.41	0.50	0.47
Dividends per share	0.10	0.10	0.10	0.10
2009				
Net sales	$ 326,558	$ 367,800	$ 419,890	$ 432,977
Gross profit (1)	39,175	54,447	65,851	60,730
Consolidated net (loss) income	(2,510)	6,167	18,812	(17,132) (3)
Net (loss) income attributable to Mueller Industries, Inc.	(2,492)	6,028	18,666	(17,527)
Basic (loss) earnings per share	(0.07)	0.16	0.50	(0.47)
Diluted (loss) earnings per share	(0.07)	0.16	0.50	(0.47)
Dividends per share	0.10	0.10	0.10	0.10

(1) Gross profit is net sales less cost of goods sold, which excludes depreciation and amortization.

(2) First quarter of 2010 includes gain from insurance settlement of $23.3 million after tax.

(3) Fourth quarter of 2009 includes impairment charges, primarily goodwill, of $27.9 million after tax.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Mueller Industries, Inc.

We have audited the accompanying consolidated balance sheets of Mueller Industries, Inc. as of December 25, 2010 and December 26, 2009, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended December 25, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mueller Industries, Inc. at December 25, 2010 and December 26, 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 25, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Mueller Industries, Inc.'s internal control over financial reporting as of December 25, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2011 expressed an unqualified opinion thereon.

Ernst & Young LLP

Memphis, Tennessee
February 22, 2011

MUELLER INDUSTRIES, INC.
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 25, 2010, December 26, 2009, and December 27, 2008

(In thousands)	Balance at beginning of year	Additions: Charged to costs and expenses	Additions: Other additions	Deductions	Balance at end of year
2010					
Allowance for doubtful accounts	$ 5,947	$ 4,763	$ 111 (1)	$ 5,374	$ 5,447
Environmental reserves	$ 23,268	$ 5,378	$ (6)	$ 4,738	$ 23,902
Valuation allowance for deferred tax assets	$ 33,812	$ (5,496)	$ 398	$ —	$ 28,714
2009					
Allowance for doubtful accounts	$ 6,690	$ 506	$ 85 (1)	$ 1,334	$ 5,947
Environmental reserves	$ 23,248	$ 1,087	$ 5	$ 1,072	$ 23,268
Valuation allowance for deferred tax assets	$ 32,624	$ 52	$ 1,136 (2)	$ —	$ 33,812
2008					
Allowance for doubtful accounts	$ 5,015	$ 2,654	$ 14 (1)	$ 993	$ 6,690
Environmental reserves	$ 8,897	$ 15,432	$ —	$ 1,081	$ 23,248
Valuation allowance for deferred tax assets	$ 22,980	$ (246)	$ 12,943 (2)	$ 3,053 (3)	$ 32,624

(1) Other consists primarily of bad debt recoveries as well as the effect of fluctuating foreign currency exchange rates in all years presented.

(2) Other includes the additions to valuation allowances during 2009 and 2008 in which previously unrecorded gross deferred tax assets and valuation allowances were recognized.

(3) Deductions include foreign currency translation adjustments and reductions to valuation allowances relating to certain tax attributes in which the carryforward period had expired.

Mueller Industries, Inc.
8285 Tournament Drive, Suite 150
Memphis, TN 38125
901-753-3200
www.muellerindustries.com

SECURITY HOLDER INFORMATION

Annual Meeting

The annual meeting of stockholders will be held at the Company's headquarters at Suite 150, 8285 Tournament Drive, Memphis, TN 38125, 10:00 a.m. local time, May 5, 2011.

Form 10-K

The Company's Annual Report on Form 10-K is available on the Company's website at www.muellerindustries.com or upon written request:

c/o Mueller Industries, Inc.
Attention: Investor Relations
Suite 150
8285 Tournament Drive
Memphis, TN 38125

Market for Mueller Securities

- Common stock is traded on the NYSE – Symbol MLI.
- 6% Subordinated Debentures due 2014 are traded over-the-counter.

Transfer Agent, Registrar and Paying Agent

To notify the Company of address changes, lost certificates, dividend payments, or account consolidations, security holders should contact:

American Stock Transfer & Trust Company, LLC
Shareholder Services Department
6201 15th Street
Brooklyn, NY 11219

Toll Free: (800) 937-5449
Local & International: (718) 921-8124
Email: info@amstock.com
Web site: www.amstock.com

NYSE Certifications

The Company submitted an unqualified Section 12(a) CEO Certification to the NYSE in 2010. The Company filed with the SEC the CEO/CFO Certifications required under Section 302 of the Sarbanes-Oxley Act as an exhibit to the Company's Annual Report on Form 10-K for 2010 and 2009.

Independent Registered Public Accounting Firm

Ernst & Young LLP
Memphis, Tennessee

CAPITAL STOCK INFORMATION

The Company's Board of Directors declared a regular quarterly dividend of 10 cents per share on its common stock during each quarter of 2010 and 2009. Payment of dividends in the future is dependent upon the Company's financial condition, cash flows, capital requirements, earnings, and other factors.

The high, low, and closing prices of Mueller's common stock on the New York Stock Exchange for each fiscal quarter of 2010 and 2009 were as follows:

	High	Low	Close
2010			
Fourth quarter	$ 33.86	$ 25.23	$ 33.04
Third quarter	26.29	23.10	25.90
Second quarter	31.20	23.92	24.75
First quarter	26.62	21.88	25.96
2009			
Fourth quarter	$ 27.75	$ 22.55	$ 25.49
Third quarter	25.80	19.48	24.47
Second quarter	24.84	20.01	21.52
First quarter	26.26	16.01	22.11

As of February 21, 2011, the number of holders of record of Mueller's common stock was approximately 1,150. On February 18, 2011, the closing price for Mueller's common stock on the New York Stock Exchange was $33.92.

MUELLER INDUSTRIES, INC.
8285 Tournament Drive, Suite 150
Memphis, TN 38125
901.753.3200
muellerindustries.com